6/16.

03022965

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Xstrata

*CURRENT ADDRESS

PROCESSED JUN 30 2003 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34660 FISCAL YEAR 12-31-02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/29/03

99



82-34660



AR/S
12-31-02

annual report 2002

We will grow and manage a diversified portfolio of metals and mining businesses with the single aim of delivering industry-leading returns for our shareholders. We can achieve this only through genuine partnerships with employees, customers, shareholders, local communities and other stakeholders, which are based on integrity, co-operation, transparency and mutual value-creation.

2 chairman's statement
5 chief executive's review
14 financial review
28 operating review: alloys
36 operating review: coal
46 operating review: zinc
51 operating review: other businesses
54 board of directors
57 directors' report
61 corporate governance report
66 remuneration report
77 statement of directors' responsibilities in respect of the financial statements
77 independent auditors' report

financial statements
79 consolidated profit and loss account
80 consolidated statement of total recognised gains and losses
80 reconciliation of consolidated shareholders' funds
81 consolidated balance sheets
82 consolidated statement of cash flows
83 notes to the financial statements

supplementary information (unaudited)
126 pro forma profit and loss account
127 reconciliation of pro forma and statutory financial statements
128 pro forma segmental analysis by area of activity
130 pro forma segmental analysis by geographical region
132 US GAAP reconciliation
133 notes to the US GAAP reconciliation
135 *financial summary 1999-2002*
136 group information
139 shareholder information

key financial results

US$m	**Pro forma 12 months to 31.12.02***	Pro forma 12 months to 31.12.01**	%Change
Turnover	**1,991.3**	1,874.9	6.2
EBITDA	**481.7**	577.5	(16.6)
EBIT (pre-exceptionals)	**314.9**	424.8	(25.9)
EBIT	**264.1**	379.3	(30.4)
Attributable profit (pre-exceptionals)	**225.4**	272.8	(17.4)
Attributable profit	**174.6**	227.3	(23.2)
Earnings per share (pre-exceptionals)	**US$0.90**	US$1.08	(16.7)
Earnings per share	**US$0.70**	US$0.90	(22.2)
Net operating cash flow	**521.1**	***	–
Net debt to equity % (statutory)	**16.1%**	84.7%	81.0
Attributable net assets	**3,566.1**	2,515.9	41.7
Attributable net assets per share	**US$14.19**	US$10.01	41.8
Dividends per share	**US$0.20**	–	–

*Pro forma 12 months to 31.12.02 includes Coal acquisition from 01.01.02
**Pro forma 12 months to 31.12.01 includes Coal and Asturiana de Zinc acquisitions from 01.01.01
***The financial information in the Listing Particulars did not include a 2001 pro forma cash flow statement

The annual results for the year ended 31 December 2002 include both UK GAAP statutory figures and pro forma figures (assuming the results of the coal business had been taken through the income statement from 1 January 2002). The annual results for the year ended 31 December 2001 include both UK GAAP statutory figures and pro forma figures (assuming the results of the coal and zinc businesses had been taken through the income statement from 1 January 2001). A reconciliation of the UK GAAP statutory figures and the pro forma figures has been provided on page 127. Unless indicated to the contrary, all data and commentary in the Chairman's Statement, Chief Executive's Report and the Financial and Operating Reviews relate to pro forma results for the year ended 31 December 2002.

highlights

- Successful IPO in March 2002, creation of Xstrata plc and seamless integration of Duiker and Enex coal businesses
- Attributable profit, pre-exceptionals, of US$225.4 million, in the face of weaker commodity prices and inflation, particularly in South Africa
- Free cash flow of US$362 million, representing 63% of net debt
- Margins protected by cost savings and efficiencies of over US$79 million in real terms (4.7% of operating costs)
- Incremental acquisitions of US$230 million in coal and zinc set to contribute to 2003 earnings
- Net debt of US$573.9 million at 31 December 2002, with gearing reduced to 16.1% from 84.7%
- US$804 million undrawn financial capacity within US$1.4 billion loan facility
- Equity capital management programme established, allowing up to 10% of Xstrata's shares to be bought back while maintaining financial capacity
- Dividend of US$0.20 per share (equivalent to a notional annual dividend yield of 3.39%)

chairman's statement

This has been an eventful and momentous year for Xstrata. The acquisition of the coal assets from Glencore International AG, the successful raising of capital and the listing on the London Stock Exchange have not merely changed the size and shape of the Company. They have created a new company, with new growth potential, new energy and new talent and experience.

The fundamental rationale for the creation of Xstrata plc rested on the imperative to address the challenges which faced the former Xstrata AG and in doing so craft a platform from which growth could be pursued and further value unlocked. The support received from investors at the time of the global institutional offer in March 2002 provided Xstrata with the strong platform we had sought, placing it in an exceptionally strong position from which to achieve its strategy.

Financial Strength and Flexibility

The inherent strength of the Company – and its potential – are clear from its performance in the challenging environment presented by 2002. Lower prices across our commodities reduced earnings before interest and taxation by US$200 million – nearly 50% of 2001's EBIT of US$424.8 million. However, efficiency gains and cost-cutting programmes across our businesses recouped an impressive US$79 million (reducing the operating cost base by 4.7% before inflation), an increase in volumes and exchange rate benefits adding a further US$68 million and US$31 million respectively.

In addition to the resilience and quality of its operations and their management, which is set out in detail in the following pages, the results highlight a further strength of the Company: the Group's robust financial and tax structure, which provides Xstrata with a very real benefit and competitive advantage going forward.

Group Policies & Structures

As detailed in this report, the Company moved swiftly to integrate the coal business, and to establish the Board committees, internal procedures and Group policies, which are critical for the successful management and secure governance of an international business.

Group Integration and Corporate Developments

A new management reporting system was developed and implemented across the Group within two months of the IPO. This has significantly improved the depth, accuracy and speed of financial information made available across the businesses – an essential tool for accurate assessment of both performance and potential acquisitions. In addition, a major project, involving



independent consultants, has assessed risk exposures across the business, leading to enhanced risk management and internal audit procedures.

Appropriate capacity has been added at the corporate centre, which still employs only 26 people (including support staff), in order to manage the expanded activities of finance, treasury, risk management and internal audit, coordination of Group HSE, information technology, and legal and corporate affairs.

Health, Safety, Environment (HSE) and Corporate Social Involvement (CSI)

The successful management of the Group's HSE and social involvement provides an ever present challenge for our operations. We remain committed to continuous improvement in this critical area of our business. Our achievable goal must be to operate our plants and mines, without losing the life of a single employee or contractor. That was not the case in 2002, and I regret deeply that four employees and two contractors were fatally injured last year. The creation of a new Group, the establishment of new HSE and CSI policies, the implementation of common targets and performance indicators, the new opportunities to share best practice all add impetus to the key objective of improving our HSE performance still further in 2003.

A new Global HSE Coordinator has been appointed to manage the Group's standards, practice and performance, and its engagement with stakeholders, in the areas of HSE and sustainable development. A review providing information on the Group's 2002 HSE management and performance, and its labour relations and CSI, is available on Xstrata's website and a further stand-alone document will be prepared in 2003.

Statement of Business Principles

A significant development within the Group has been the adoption of the Xstrata Statement of Business Principles. The principles provide an ethical framework for all Xstrata's businesses around the world and set out for Xstrata personnel their commitment to each other, and to Xstrata's stakeholders, about how they work. They provide a clear reference point for the corporate culture we wish to develop and sustain within Xstrata: where an unremitting focus on value means an uncompromising commitment to ethical and responsible behaviour. The challenge now is to ensure that these aspirations are reflected in daily actions, attitudes and decisions across the Group, and I am confident that this process is underway.

Committees of the Board

The Board has constituted three committees, each of which has formal terms of reference: The Xstrata Plc Audit Committee; the Remuneration Committee and the Nominations Committee. In addition, each Commodity Business has a separate audit committee, each of which has an independent chairman. The Board has developed and put in place new Group policies and procedures covering HSE, Treasury, Social Involvement and general authority limits.

Dividend

The Listing Particulars set out the Board's intention to declare a dividend at the end of 2002, based on 2/3 of a notional full dividend for the year. Accordingly, the directors have declared Xstrata's first dividend of US$0.20 per share. This will be presented to shareholders for their approval at the AGM on 8 May 2003, and paid on 23 May 2003. Further details are set out in the Financial Review.

The Board and Management

Dr Reto Domeniconi resigned as non executive director in June 2002. I wish to thank him again for the contribution he made over many years to the former Xstrata AG and, more recently, to the establishment of Xstrata plc. His position on the Board was offered to Mr Ian Strachan. Mr Strachan's wealth of expertise and experience, a great deal of which is specific to natural resources, has already made a significant contribution to the Group and we look forward working with him.

The pace of developments within Xstrata, the experience and energy of its management, and the quality and depth of its strategic thinking demand a great deal of directors and senior executives alike. I wish to thank my fellow directors for the time and effort that they put in to their role on the Board. The achievements of the past year and the strong position of the Company are a tribute to the dedication and hard work of the men and women at Xstrata, and I express the gratitude of the Board to Mick Davis and to all the staff of the Group, for the exceptional progress that has been made.

Conclusion

Xstrata plc has emerged from its first year of life as a substantial company, with a diversified portfolio of high-quality, cash generative businesses, a new shareholder base, enhanced access to the debt markets and with the scale, management capacity and financial flexibility that are critical for success in the metals and mining industry. A robust platform for growing the Company, both from internally generated projects and acquisitions, is therefore in place. However, the overriding objective of the Board is the creation of further value for Xstrata's shareholders. Complex and difficult market conditions currently prevail and we shall pursue our aim by leveraging the platform and impetus that exist within Xstrata with vigour and circumspection.

Willy Strothotte
Chairman



chief executive's review

It is a little more than a year, 21 February 2002, since we announced the transactions that launched the dramatic transformation of Xstrata, and we have made significant progress in the short period since then.

The strategic rationale for the creation of Xstrata plc was set out in detail in my interim report. In this report I wish to focus on four main areas: a review of Xstrata's progress since the IPO; an overview of this year's results; opportunities for growth; and the issue of mineral and mining rights in South Africa.

Progress Against Our Strategic Objectives

The progress we have made in the nine months from the IPO to the end of the financial year has affirmed the investment thesis we set out for prospective shareholders, and the fundamental quality and strength of our assets:

- We have successfully – and speedily – integrated the Duiker and Enex coal businesses: implementing a new business model, augmenting new management capacity where necessary and establishing new structures, systems and procedures, without any disruption to the smooth operation of our businesses.

- We have established Xstrata plc as a nimble new player in the London mining arena, with a new culture and energy, and a focused management team. We have developed a clear mission for the new Group, and taken the time to define, for ourselves and our stakeholders, the principles that will guide how we work.

- We have vigorously protected our margins, in the face of harsh and complex market conditions, and secured significant efficiencies and productivity gains in each of our major businesses.

- We have maintained a focused programme of internal capital investment, expending over US$103 million in 2002 to ensure the on-going strength of our operations. At the same time, we have accelerated the pursuit and development of new projects within our existing portfolio, that we expect will deliver growth and/or enhanced returns in the future, spending over US$58 million on expansionary capex in 2002.

- As set out in more detail below, we have made real progress in respect of the acquisition-led portion of our growth strategy, in terms of both incremental and company-transforming opportunities. We have completed three bolt-on transactions to our current businesses, whose positive impact will flow into 2003's numbers: the US$72 million acquisitions of the Narama and Ravensworth coal assets in 2002, the Nordenham zinc smelter for US$100 million at the end of 2002 and an increased stake in the Oakbridge coal group for US$58 million at the start of 2003.

- We have developed and put in place an equity capital management programme, which enables up to 10% of the Company's issued share capital to be purchased, with all the benefits of a share repurchase, while maintaining the Group's financial firepower for possible acquisitions.

- We successfully rationalised the Group's financial structure to provide optimum access to cash flows and to maximise the benefit of our Swiss tax residency. The latter was a strong contributor to the resilience of our attributable profit in 2002. We have also taken the opportunity presented by the success of the IPO to restructure the Group's debt facilities and have continued to pay down our debt from robust cash flows.

- We have successfully engaged with the South African government, and with a wide range of potential Black Empowerment Groups, to develop meaningful industry participation by those who were historically disadvantaged and to secure the value and integrity of our assets in that country.

- We have moved quickly to assess the on-going viability of those operations that have under-performed and, in the case of Windimurra and the magnesium recycling plant, we are taking the hard decisions required to optimise the quality of the portfolio and to end leakage of cash in the future.

- We have improved our performance in the areas of health, safety and the environment and have affirmed our strong commitment to this critical area, by setting higher targets for the year ahead. On the community front, we have committed ourselves to expending 1% of our profit before tax to provide support for local communities in areas associated with our operations.

2002 Results

The progress above has been made in a year which was characterised by pervasive weakness in commodity prices, sluggish economic activity in the countries of our major customers (with the important exception of China), volatility in exchange rates, a severe and negative re-assessment of investor confidence in South Africa and turmoil and distrust in the global equity markets.

Including ferrochrome, where prices increased in the third and fourth quarters of 2002, the average 2002 prices of our commodities were lower than the previous year, reducing operating profit by some US$200 million. Spot prices for thermal coal – a key driver for Group profitability – fell sharply from the second quarter (with the European price dropping over 30% to US$20.50/tonne), and the Japanese reference price for Australian coal supply to Chubu Electric Power Company in Japan declined 7.7% to US$31.85 per tonne. The significant industry-wide cut-backs of coal production in the second quarter, particularly the 7.5 million tonnes withdrawn from the Atlantic market, achieved their aim of aligning output more closely with demand. This helped to ensure partial recovery in spot thermal coal prices, to reflect the return of demand, at the year end.

Indicative prices for commodities	average 2002	average 2001	Indicative price: end-December 2002
Coal – spot thermal FOB Richards Bay *SA Coal Report* (US$/t)*	26.08	32.55	27.86
Coal – spot thermal FOB Newcastle *BJI* (US$/t)**	25.70	31.50	25.00
Coal – Chubu Electric reference contract (US$/t)***	31.85	34.50	31.85
Ferrochrome – published: *Metal Bulletin* (USc/lb)	30.00	32.35	33.50
Vanadium V_2O_5 – published: *Metal Bulletin* (US$/lb)	1.34	1.38	1.60
Zinc – LME (US$/t)	779.0	886.0	749.5

*Spot Richards Bay to Europe based on 6,000 kcal/kg NAR
**Spot Newcastle sales to Japan based on 6,700 kcal/kg GAD
***Chubu Electric reference price is not an average and applies from 1 April each year

In response to these difficult market conditions, the businesses have performed well, and continue to do so. Our attraction to the strong cash-flow profile of the coal assets, which complements the resilient earnings of our alloys and zinc businesses, is well founded. After deductions for net interest, tax and the capital required to maintain the operations, the Group had access to free cash of US$362 million in 2002.

Group turnover rose some 6% to US$1,991.3 million, on the back of acquisitions (Ravensworth and Narama in coal), expansions (San Juan in zinc, and Ulan, Mt Owen and the new longwall at United in coal), and the 25% improvement in sales volumes in ferrochrome, which necessitated the restart of idled production capacity.

At the operating level, earnings before exceptional items decreased US$109.9 million, or 26%, to US$314.9 million, primarily due to the negative impacts of lower prices (US$197 million) and inflation, mostly in South Africa (US$58.1 million). These were offset by the positive impact of higher volumes (US$68 million) and exchange rates (US$30.5 million), and cost efficiencies as set out below.

Cost reductions in real terms: 2002	**Pro forma* US$m**	**% Operating Costs**
Ferrochrome	12.5	0.8
Vanadium	2.3	0.1
Alloys	14.8	0.9
Coal	37.3	2.2
Zinc	25.3	1.5
Other businesses	1.7	0.1
Total	**79.1**	**4.7**

*Pro forma year ended 31.12.02 includes coal results in the P&L from 01.01.02

Management in our operations succeeded in reducing costs in real terms by over US$79 million (or 4.7% of the operating cost base), through a combination of cost efficiency programmes, productivity improvements and expansion projects. These included:

- the seamless 35% expansion of the San Juan de Nieva smelter, which was accompanied by a highly effective and sustainable cost-cutting programme across our entire zinc business, which improved the utilisation rate of the plant, reduced the costs of inputs and supplies, and optimised metallurgical processes;
- efficiency programmes at our alloys business, which reduced real costs by nearly US$15 million, in the face of increases in the local cost of reductants and other raw materials;
- the expansions at the Mt Owen opencast mine and Ulan, together with the commencement of longwall mining at United have helped reduce costs at Xstrata Coal Australia (XCA) by over 7% in local terms. At Ulan, in particular, the higher productivity achieved since XCA acquired the mine in January 2001 has been significant: with productivity improving 25% and 15% at the opencast and underground mines respectively by end 2002;
- at Xstrata Coal South Africa (XCSA), the technologies and systems which have helped to reduce South Witbank's free on rail costs to around US$6/tonne are being systematically implemented at other XCSA operations, such as Arthur Taylor Colliery, which achieved a 40% increase in underground section productivities over the course of 2002. In addition, the 13% reduction in total employee numbers resulted in a 14% year-on-year increase in productivity (run of mine tonnes per employee, including contractors).

Even after the US$58.1 million impact of inflation, these initiatives represent a net gain across our business of US$21 million in 2002, equivalent to 1.25% of operating costs. This is testimony to the dedicated effort and quality of the management teams at our operations, and I pay tribute to them for this outstanding achievement.

Net debt was US$573.9 million at 31 December 2002, with some US$804 million undrawn within our US$1.4 billion debt facility. Free cash flow of US$362 million represents 63% of net debt at the year end. Since the IPO, repayments against our debt facility have amounted to US$152 million. The Gross debt to trailing 12 month EBITDA ratio under the Group's syndicated loan facility continues to be below 1.5 times resulting in a reduced drawn margin and commitment fee payable under this facility to the lowest applicable rate. The net debt to equity percentage improved from 84.7% to 16.1% at 31 December 2002.

Xstrata's Pipeline For Growth

One of the key investment propositions set out at the time of the IPO was that there existed a niche in our industry for a fourth, London-listed, diversified metals and mining company, with headroom to grow. It was our strong conviction that if Xstrata were to leverage the advantages of its size, momentum and financial structure to grow its portfolio, through steps that were in themselves value creating, then the market, in time, would reward the subsequent diversification of commodity, currency and earnings risk, by re-rating upwards the multiples on which we trade.

In the 12 months since our listing, we have pursued growth across three fronts. In each, we have been clear about the financial criteria we apply. We seek opportunities that ensure risk-adjusted returns above our weighted average cost of capital, without the application of aspirational assumptions on synergies or long-run prices, currencies and commodities, and which are accretive to earnings and cash flow in their first full year of ownership. All of the projects currently under review, including potential transformational acquisitions, meet these criteria.

Incremental growth

Almost simultaneously with the closing of the IPO, we purchased the Narama and Ravensworth coal operations in Australia for US$72.4 million. In addition to increasing our attributable production capacity by some three million tonnes, the mines hold significant strategic value, given their proximity to other Xstrata mines.

In early December, we announced the acquisition of the Nordenham zinc smelter from Metaleurop for US$100 million. The acquisition is wholly consistent with our strategy to leverage our current balance sheet strength opportunistically, to acquire quality assets at the bottom of their commodity cycle. Nordenham is an efficient plant, which complements the highly profitable San Juan smelter in terms of both operational and marketing synergies. Given its robust cash generation profile, the acquisition, which closed early in January 2003, will be cash and earnings accretive from day one.

Early in January 2003, we announced the acquisition of a further 11.5% of the Oakbridge group of coal companies in Australia from Tomen Corporation for US$58 million. The transaction, effective from 1 January, increases our shareholding in Oakbridge from 66.5% to 78%, and adds over a million tonnes of attributable export coal capacity to our Australian business from operations we know well and which we believe hold significant future potential.

In the 11 months of its existence, the Group has thus invested US$230 million on incremental acquisitions to its existing businesses, all of which are earnings accretive and all of which are expected to deliver returns comfortably in excess of our cost of capital.

We continue to assess further opportunities in this category. In South Africa, one of the consequences of the introduction of the new mining legislation has been a number of discussions with Black Economic Empowerment Groups regarding joint ventures, which could entail the expansions of or acquisitions to our existing alloys and coal businesses.

Company transforming acquisitions

Recognising the "universe of the possible" in which we operate, we have focused our energies on a small number of key potential transactions which, because of their scale, would have a dramatic impact on the size, diversity and rating of Xstrata. In each case, our aim has been to assess whether the combination of businesses would create value for our shareholders.

Our approach to negotiations of this scale is deliberate and unhurried. Our smaller size enhances the proportionate benefits of any acquisition, but also heightens its risks. Given the progress we have already made, and the robust performance of our asset base, we do not feel undue pressure to deliver a transaction, and while we are confident that we have the momentum and flexibility to move quickly when we need to, we are also confident enough to move slowly, or not at all, when this will create or protect value.

At the end of last year, we made an announcement confirming that one of the companies with which we were in discussion was MIM Holdings. At the time, we made a point of stressing that these talks were at an early stage. We have continued to progress our contact with MIM, with appropriate diligence and with due regard for the uncertain outcome of our interaction. Should matters develop to the point at which we either withdraw from discussions or conclude an agreement, we will immediately inform the market.

Irrespective of the outcome of discussions with MIM, I remain convinced of our capacity to create growth even – perhaps especially – in these difficult environments from acquisitions executed at the right price and right time.

Growth arising from our existing businesses

Almost inevitably, any assessment of Xstrata's growth by commentators has focused on potential acquisitions. However, during the year the Executive Committee has given impetus and attention to the development of opportunities within our own portfolio. These extend across each of our businesses:

Alloys

In our Alloys business, immediate, highly flexible growth is provided by the two idled ferrochrome furnaces, with a combined 120,000 tonnes of annual production capacity (9.2% of total capacity), which can quickly be brought back to meet demand in 2003 (one of these furnaces is under lease to AngloPlatinum until end-April 2003).

In addition to working with Black Empowerment Groups regarding possible JVs in ferrochrome (FeCr) and vanadium, Xstrata Alloys has been approached and is working with a consortium in South Africa that is pursuing a major initiative to utilise unexploited mineral reserves that become available as part of the new Minerals Bill. Xstrata's proven record for low-cost capital development and operational management, particularly (but not exclusively) in respect of ferroalloys, has made us an attractive JV partner.

Xstrata Alloys holds rights over a reserve, holding some 20 million tonnes of platinum group metal (PGM) bearing UG2 ore, alongside our Thorncliffe Mine in the Eastern Bushveld. Clearly, the ore is also attractive for the chromite it contains. We are in discussions focussed on unlocking this reserve, in joint venture with one of the major platinum producers and a Black Economic Empowerment (BEE) partner.

Coal – Australia

One of the attractions of our coal business is the flexible and low-cost growth opportunities inherent in the assets, especially in Australia, where some 12 million tonnes of new annual production capacity exist over the next 10 years. These projects are being planned and developed, against stringent business criteria, to enable the business to grow in a manner consistent with our market projections.

Xstrata Coal has a firm pipeline of expansion projects to increase consolidated annual saleable production by approximately four million tonnes over 2002 levels, by 2005, for a capital investment of some US$60 million. Production in 2003 is likely to increase some 0.7 million tonnes, primarily due to a full year of operation at Ravensworth East and Narama. Capacity exists to increase production and sales volumes by a further three million tonnes in 2004, with the first full year of production at Beltana (around 1.4 million tonnes), the commencement of Glendell (500,000 tonnes) and increases at Mt Owen, West Wallsend and Ulan Opencast.

Underground mining at the Bulga complex will move from South Bulga to Beltana in 2003. Beltana's reduced manning levels and advanced work practices, compared to conventional underground longwall mines, provide a highly competitive cost structure, which is thought to be among the lowest in Australia. Beltana is expected to be a high productivity, low-cost operation that will further increase XCA's productivity and reduce the average unit cost of the business. Furthermore, with its recent increased stake in the Oakbridge Group, Xstrata is well placed to benefit from this.

The Glendell project, which will contribute approximately two million tonnes of annual consolidated production, is scheduled to commence operations in 2004. It will benefit from a low capital cost due to its development as a satellite pit linked to the Mt Owen infrastructure achieving flexibility and synergies for both operations.

In addition, a number of other low cost, low risk opportunities are being assessed including a second longwall at Ulan, development of the synergistic opportunities that exist around the Mt. Owen/Ravensworth projects and development of the Mitchell's Flat opencast mine.

Further opportunities to optimise reserve extraction and realise cost synergies across adjacent Xstrata operations are being pursued. In addition, Xstrata has a number of innovative projects in various stages of investigation and development, such as coal bed methane extraction, longwall top coal caving and various power generation offtake agreements, which contribute to the Group's sustainable development.

Coal – South Africa

Xstrata Coal South Africa (XCSA) is entering a strategically significant period of export growth, improved operating efficiencies and cost reductions. The expansion of throughput at the Richards Bay Coal Terminal, from its current capacity of 72 million tonnes to 82 million tonnes by 2007, will enable high margin exports to be increased by 21% over the same period. XCSA's 21% share in this increase in export volumes (2.1 million tonnes) will be sourced from low-cost, brownfield expansions of our existing high productivity/cost-efficient mines, from the development of new capacity at the Goedgevonden and Verkeerderpan projects and from the switching of some lower margin domestic sales to the export market. The low-cost profile and scale of the new expansion projects also provide the opportunity to phase out some higher cost production capacity.

This business improvement is further underpinned by reserve optimisation exercises that will increase reserves at Boschmans, Witcons, South Witbank, Tavistock, Phoenix and Douglas. In addition, a pilot plant testing new technology for beneficiating fine coal is operating at one of the XCSA's collieries and we are confident that this will deliver a meaningful step improvement in product yield at most of the XCSA operations.

A significant business opportunity exists in the outcome of discussions with industry partners regarding strategic reserve swaps, which could significantly reduce cost profiles at some of our operations, and the joint development of adjoining resources, which would substantially reduce the capital costs involved in bringing on additional production.

Zinc

San Juan de Nieva completed a successful 35% expansion of annual production capacity to 460,000 tonnes in the second half of 2001. A further 25,000 tonnes per annum expansion started in November 2002, taking annual capacity at San Juan to 485,000 tonnes. This project, which has a capital cost of US$6.2 million, is expected to be commissioned early in the third quarter of 2003. As a consequence, San Juan is likely to increase production to between 470,000 and 475,000 tonnes in 2003.

In addition, Xstrata Zinc is working on two further projects at San Juan. The first, which comprises a de-bottlenecking of the roasting stage and modifications to the electrodes, could increase annual production capacity to 492,000 tonnes. The second, which centres on the use of direct leaching, could increase annual capacity by a further 45,000 tonnes to 537,000 tonnes – nearly 17% above its current output.

Some of the operational synergies between San Juan and Nordenham are already reaping benefits for our zinc business: the transfer of calcine from Spain to de-bottleneck Nordenham is likely to increase the latter's production by over 6,000 tonnes in 2003.

It is clear from the above, that while the further development of a world-class organic pipeline of growth is still an important outcome from any company transforming acquisition, the Group as it stands currently is well positioned to grow and add value from its current portfolio.

The South African Minerals Bill

The observations I made regarding the South African Minerals Bill in my interim report remain wholly relevant, and our confidence in Xstrata's ability to manage the increased complexity associated with doing business in South Africa remains intact, if not enhanced. In the period since our report, the Department of Minerals and Energy Affairs (DMEA) has issued its Empowerment Charter, setting out government's targets for the transformation of the mining industry, and it has recently released a framework (or "scorecard") which will enable it to assess the progress and plans of mining companies towards achieving these targets.

From Xstrata's side, we have not stood still. Since July:

- we have established a high-level Transformation Committee, which I chair, comprising the chief executives of our South African businesses, a senior historically disadvantaged South African (HDSA), who drives the process within the Group, four other senior executives and an external advisor;
- we have developed a broad transformation strategy, which clarifies the current status of our South African businesses and sets out how we propose to achieve the targets specified in the Charter. This is now being refined into a comprehensive and detailed plan, which will be submitted to the DME in order to secure the transfer of our rights, as provided for under the legislation. We are confident that the Company already meets many of the social and employee targets set by the Charter;
- we have met the Minister and her advisors on several occasions to advance specific issues and to keep her informed of our progress. In addition, we have presented an overview of our transformation plan to the Minister and members of the DME team, and we have been encouraged by the positive response we have received, and by the congruence of our approaches and ultimate objectives; and
- we have entered into substantive discussions with a number of credible Black Empowerment Groups, regarding their potential participation in our assets. As part of this process, we have devised transaction structures at the asset level, which embrace meaningful ownership or partnerships, providing genuine and comprehensive participation in the business, and which include realistic options for facilitating appropriate financing that preserve Xstrata's access to cash-flows and advantageous financial and tax structure.

In all of this, Xstrata enjoys a number of structural and other advantages, which provide further protection for our assets and earnings. The provisions of the Act, Charter and Money Bill (which will deal with the issue of royalties) do not apply to all our South African assets. Our non-mining chrome and vanadium plants are excluded, as is our shareholding in Richards Bay Coal Terminal. In addition, as we already pay royalties on the supply of ore into our alloys business, we do not anticipate that the Money Bill will have any material impact on our alloys business.

A number of issues remain to be resolved, including practical questions associated with the application of the scorecard, and the critical matter of the royalty fee to be paid to government in respect of the mineral rights now leased from the State. The process is taking longer than some commentators have expected. I believe this reflects the seriousness with which all parties are engaging on this issue, the complexities associated with balancing commercial and political imperatives as well as the sheer scope of work involved in policy change of this magnitude and importance. This was clearly anticipated in the creation of the five-year period of grace for the transfer of rights, which is provided for in the legislation.

Based on the significant progress we have already made, I remain confident that Xstrata will secure the transfer of its rights, with shareholder value intact, in a much shorter time-frame. There is a strong and genuine commitment by all stakeholders – the government, the Black Empowerment Groups, the unions and the mining companies – to achieve a satisfactory outcome, which transforms the industry without destroying its existing strengths or South Africa's investment appeal.

Equity Capital Management Programme

The Group has given considerable thought to implementing a share repurchase programme and has developed and put in place an innovative equity capital management programme (ECMP) that secures all the economic benefits of a share buy-back, while conferring all the advantages of a conventional treasury stock programme.

The ECMP, which enables the purchase of up to 10% of Xstrata's shares in the market, is expected to deliver a number of significant benefits to the Xstrata Group. These include:

- providing economic exposure of up to 10% of the issued share capital of the Group, without cancelling the shares in Xstrata plc;
- enhancing earnings per share in a tax efficient manner;
- providing additional flexibility in financing future acquisitions; and
- improving balance sheet efficiency.

I believe that the ECMP will be an important, strategic tool for the Group in these volatile markets. Further details on its structure and application are set out in the Financial Review.

Write-downs: Windimurra and Magnesium Plant

Two projects, initiated by the old Xstrata AG prior to the IPO, have failed to deliver their promise. In the case of the Windimurra Vanadium plant, in Western Australia, management's outstanding achievement in cutting costs by over 56% in the last two years was defeated by the chronic oversupply (and consequent low prices) in the Vanadium industry and by the plant's debilitating exposure to a strengthening Australian Dollar. The Magnesium Recycling Facility, in Indiana, which came on stream last year, has not been able to source adequate quantities of magnesium scrap or to penetrate the vital US automobile market – a situation exacerbated by the exceptionally depressed prices for magnesium alloys.

Following the IPO, the Executive initiated a process, not complete at the time of the interim results in July, to assess the on-going viability of these projects, and their appropriateness to the Group's strategy. Having reviewed the results, the Directors of Xstrata have decided to write off the carrying value of both assets in the financial statements of the Group at 31 December 2002, giving rise to impairment charges, totalling US$50.8 million in the 2002 accounts. Production will cease and operations be suspended at Windimurra, and options will be pursued to divest the Magnesium recycling facility.

Outlook

It would be brave (and perhaps foolish) to predict the development of the global economy in 2003. Much will depend on renewed growth in the United States, the continued strength of the Chinese economy, the resolution of the impasse in Iraq and – decisively – a return of investor confidence and trust. However, as I noted at the half-year, great opportunities to create value are often to be found in times, like these, of complexity and market weakness. I have set out our thrust in this regard and I am confident of our ability to deliver.

In the meantime, Xstrata's operations are in excellent shape and we will benefit from the investments made in 2002, a growing demand for ferrochrome and a more stable coal market. While we do not believe that 2003 will herald a recovery of the Zinc price, we expect to place all our product at satisfactory, if not heroic, margins.

In sum, 2003 holds greater challenges and greater opportunities than 2002. Xstrata is well positioned to meet the challenges and to seize the opportunities of the year ahead.

Michael Davis

financial review

Basis of presentation of financial information

The financial information is presented in accordance with UK generally accepted accounting principles (UK GAAP). The majority of the Group's commodities are sold in US Dollars. The reporting currency is US Dollars however the financial statements of subsidiaries are maintained in their functional local currencies and converted to US Dollars on consolidation of the Group results.

The statutory merger of Xstrata AG with Xstrata plc has been accounted for using the merger method of accounting under which the results and cash flows of Xstrata AG are included in the financial statements from 1 January 2002 and its assets and liabilities are included at the amounts at which they were previously recorded, after adjusting to the Group's accounting policies. The comparatives for the Group balance sheet, profit and loss account and statement of cash flows have been restated to take account of the merger despite the fact that the holding company was incorporated on 31 December 2001 and the merger was not completed until March 2002 in order to compare meaningfully the performance of the underlying Group.

As per the acquisition agreement, the cash flow from the coal business is to the benefit of Xstrata as from 1 January 2002. However, under UK GAAP (FRS 2), the results of operations of an acquired business may be reflected in the income statement only from the date on which control is transferred. As control over the coal business was transferred during March, the results of operations of the coal business are reflected in the Group statutory income statement from 1 March 2002. The attributable profit from operations of the coal business from 1 January 2002 to 28 February 2002 was accounted as an adjustment to the consideration paid for the coal business in the statutory financial statements.

The Group's 20.9% interest in the Richards Bay Coal Terminal has been recorded in accordance with FRS 9 "Associates and Joint Ventures" as a "Joint Arrangement not creating an Entity", on the basis that it is an extension of Xstrata Coal's own business, providing coal shipping and export services to the participants. As such, Xstrata Coal's share of Richards Bay Coal Terminal's assets and liabilities is included in the consolidated balance sheet and the excess of the fair value is included in intangible assets. The intangible asset is carried at cost subject to an annual impairment test and is not amortised, as management regard it as having an indefinite useful economic life.

Summary: operational results

Summary results US$m	Statutory Year ended 31.12.02	**Pro forma Year ended 31.12.02***	Pro forma Year ended 31.12.01**
Coal	1,037.3	**1,219.3**	1,144.6
Alloys	366.6	**366.6**	321.2
Zinc	400.0	**400.0**	383.3
Other businesses	5.4	**5.4**	25.8
Total Group Turnover	1,809.3	**1,991.3**	1,874.9
Coal	278.7	**346.7**	416.0
Alloys	73.2	**73.2**	73.5
Zinc	88.4	**88.4**	101.5
Other businesses	(4.5)	**(4.5)**	(3.3)
Corporate	(22.1)	**(22.1)**	(10.2)
Total Group EBITDA	413.7	**481.7**	577.5
Coal	(97.3)	**(116.5)**	(104.5)
Alloys	(10.3)	**(10.3)**	(11.1)
Zinc	(34.1)	**(34.1)**	(34.4)
Other businesses	(4.0)	**(4.0)**	(1.2)
Corporate	(1.9)	**(1.9)**	(1.5)
Depreciation & Amortisation	(147.6)	**(166.8)**	(152.7)
Coal	181.4	**230.2**	311.5
Alloys	62.9	**62.9**	62.4
Zinc	54.3	**54.3**	67.1
Other businesses	(8.5)	**(8.5)**	(4.5)
Corporate	(24.0)	**(24.0)**	(11.7)
Total Group EBIT (pre-exceptionals)	266.1	**314.9**	424.8

*Pro forma 12 months to 31.12.02 includes Coal acquisition from 01.01.02
**Pro forma 12 months to 31.12.01 includes Coal and Asturiana de Zinc acquisitions from 01.01.01

Turnover increased by US$116.4 million or 6% to US$1,991.3 million. The Coal turnover increased US$74.7 million or 7% primarily due to increased production capacity in Australia from acquisitions and expansions. However, a comparison between the periods is impacted by two factors which affect the 2001 pro forma figure in coal. Coal South Africa's ATC and ATCOM operations were accounted for as joint ventures and Douglas Tavistock was accounted for as an associate (for 11 months) in 2001. Had these entities been reported as "joint arrangements not creating an entity" ("JANES") in 2001, as they are in 2002, reported turnover for 2001 would have been higher by US$138.2 million. In addition, comparison between the two years is affected by the unusually large revenue generated in 2001 from third party purchased coal (US$153.6 million in 2001 compared to US$98.8 million in this year). If the turnover numbers for Coal are amended to remove the impact of both these factors, then the US$1,120.5 million coal turnover from own production for 2002 is in line with the adjusted US$1,129.2 million turnover for the corresponding period in 2001. Increased sales volume of coal in 2002 compared to 2001 has been offset by lower realised coal prices.

Despite a decline in ferrochrome average prices, Alloys turnover increased US$45.4 million, or 14%, due to a 25% increase in ferrochrome sales volume from the abnormally low sales in 2001 and to 20% higher ferrovanadium sales volumes, following the commissioning of the Rhovan production facility. Zinc turnover increased by US$16.7 million or 4%, despite a 12% decline in the LME zinc price, due to the expansion at the San Juan de Nieva smelter, which increased production by 69,223 tonnes to over 460,000 tonnes in 2002. Other turnover decreased by US$20.4 million due to the disposal of the forestry trading business in 2001.

EBITDA decreased US$95.8 million or 17% to US$481.7 million. Coal decreased by US$69.3 million or 17% due to the reduced thermal export coal prices, particularly in the second half of the year, offset in part by the increased sales volumes and reduced US Dollar unit operating costs of 2% in Australia and 9% in South Africa. Alloys maintained EBITDA at US$73 million despite the reduced ferrochrome and ferrovanadium prices through increased sales volumes and lower US Dollar operating costs of 9% for ferrochrome. Zinc decreased US$13.1 million or 13% due to the decline in LME zinc prices, partially mitigated by increased sales volumes and a combination of cost efficiency programmes, productivity improvements and expansion projects.

EBIT before exceptional items decreased US$109.9 million or 26% to US$314.9 million. Coal's depreciation and amortisation, both of which are linked to rates of production, rose on the back of higher production levels and a stronger Australian Dollar.

EBIT analysis

EBIT variances	**Pro forma US$m**
EBIT 31.12.01 (pre-exceptionals)**	**424.8**
Sales price variance	(197.0)
Volume variance	68.0
Cost reductions in real terms	79.1
Inflation impact on costs	(58.1)
Change in exchange rates	30.5
Commencement of Magnesium operations	(3.0)
Other variances	(17.9)
Depreciation and amortisation	(11.5)
EBIT 31.12.02 (pre-exceptionals)*	**314.9**

*Pro forma 12 months to 31.12.02 includes Coal acquisition from 01.01.02
**Pro forma 12 months to 31.12.01 includes Coal and Asturiana de Zinc acquisitions from 01.01.01

The sales price variance primarily reflects the reduction in prices received across all business units, mainly coal. The volume variance relates in the main to increased production in zinc from the 120,000 tonne annual capacity expansion of the San Juan de Nieva zinc smelter, commissioned in July 2001, the 25% improvement in sales volumes of ferrochrome and increased production from the Australian coal business unit.

As set out in the Chief Executive's report, cost efficiency programmes and productivity improvements across the operations reduced costs in real terms by US$79.1 million, equivalent to 4.7% of the operating cost base. Inflation increased costs by US$58.1 million, US$53.1 million of which reflected the impact of the 14% increase in South Africa's 2002 producer price index.

The major constituent in the positive exchange rate variance was the South African Rand, which weakened 22% against the US Dollar from an average rate of ZAR8.6 in 2001 to ZAR10.5 in 2002, whereas the Australian Dollar and Euro both strengthened by 5%. The significant strengthening of the South African Rand during the last quarter of 2002 resulted in a negative translation impact on Alloys EBIT of US$21.3 million, due to foreign exchange losses arising from US Dollar denominated trade debtors. The positive impact of the weakening currencies on operating costs, stripped of this translation impact, was therefore US$51.8 million.

Other variances of US$17.9 million include an increase in costs at the corporate centre of US$11.8 million, mainly relating to a new London office associated with the listing on the London Stock Exchange, implementation of the Combined Code and new business development activities. The balance of US$6.1 million mainly relates to a one-off increase in costs in the zinc business associated with a breakdown in a tank house transformer and lower production of acid and germanium.

EBIT sensitivities for 2003	**Impact on 2003 EBIT US$m**
US$1/tonne movement in Australian Thermal FOB coal price	**15.0**
US$1/tonne movement in Richards Bay FOB coal price	**7.0**
US$50/tonne movement in Zinc price	**10.0**
US$10 movement in Zinc treatment charge price	**3.0**
1USc/lb movement in Ferrochrome price	**11.0**
US$1/kg movement in Ferrovanadium price	**8.0**
10% movement AUD*	**1.0**
10% movement EUR	**12.0**
10% movement ZAR	**50.0**

*After impact of currency hedging

Earnings

Earnings summary US$m	**Pro forma Year ended 31.12.02***	Pro forma Year ended 31.12.01**	% Change
EBIT (pre-exceptionals)	**314.9**	424.8	(25.9)
Impairment of assets	**(50.8)**	(45.5)	(11.6)
EBIT	**264.1**	379.3	(30.4)
Net interest and similar items	**(39.7)**	(60.8)	34.7
Tax on profit	**(42.6)**	(75.7)	43.7
Minority interests	**(7.2)**	(15.5)	53.5
Attributable profit (pre-exceptionals)	**225.4**	272.8	(17.4)
Attributable profit	**174.6**	227.3	(23.2)
Earnings per share (pre-exceptionals)	**0.90**	1.08	(16.7)
Earnings per share	**0.70**	0.90	(22.2)
ROCE (pre-exceptionals)***	**8.4%**	10.2%	(17.6)

*Pro forma 12 months to 31.12.02 includes Coal acquisition from 01.01.02
**Pro forma 12 months to 31.12.01 includes Coal and Asturiana de Zinc acquisitions from 01.01.01
***ROCE % based on average exchange rates for the period

The Group has recorded a provision for asset impairments in respect of the carrying value of the Windimurra Vanadium operation in Australia and Magnesium recycling operation in the United States reducing the carrying value of both operations to nil at 31 December 2002. An impairment of US$45.5 million had previously been recorded for the Windimurra operation in 2001. There is no tax effect in relation to these impairment provisions.

Net interest and similar items decreased from US$60.8 million to US$39.7 million primarily due to lower debt levels compared to the 2001 pro forma figures. This is mainly due to the successful outcome of the London IPO in March 2002 where an additional 25 million shares were issued as a result of the exercise of the Manager's Option. On a pro forma basis, the EBITDA/net interest cover improved from a multiple of 9.5x in 2001 to 12.1x in 2002, and the pre-exceptional items EBIT/net interest cover improved from a multiple of 7.0x to 7.9x.

The tax charge at US$42.6 million represents an effective tax rate, pre-exceptionals, of 15.5% against 20.8% for the corresponding period in 2001. The 2002 tax charge includes a US$27.3 million net benefit arising from the new Australian fiscal consolidation regime which came into effect in late 2002.

Minority interest share of profits decreased following reductions in the minority shareholdings in zinc and lower earnings from the Oakbridge Group (Xstrata Coal Australia) in 2002.

Attributable profit (pre-exceptional items) decreased US$47.4 million or 17% to US$225.4 million. Basic pre-exceptional attributable earnings per share decreased from US$1.08 to US$0.90. The Group's return on capital employed, based on average exchange rates for the period, was 8.4%, reflecting the lower earnings for the year.

Dividends

The Directors have declared a dividend of 20 US cents per share, which will be presented for shareholder approval at the AGM on 8 May 2003. The key dates are set out in the table below. As explained in the Listing Particulars, the dividend represents two-thirds of a notional total 2002 dividend. Future dividends will be paid on a one-third interim and two-third final basis. No dividend was paid during 2002 or 2001. The total dividend declared by the Directors for 2002 is US$50.3 million in aggregate.

As Xstrata plc is, for tax purposes, a Swiss resident company, the dividend payment will be taxed at source in Switzerland at the rate of 35%. A full or partial refund of this tax may be available in certain circumstances, and a general guide to the tax reclaim procedure has been included with this Annual Report.

Dividend dates: 2003	**2003**
Posting of Annual Report and currency election forms	4 April
Ex-dividend date	30 April
Deadline for return of currency election forms	2 May
Record date	2 May
AGM	8 May
Applicable exchange rate date	16 May
Payment date	23 May

As Xstrata publishes its accounts in US Dollars, this dividend will be declared and paid in US Dollars. The company has made arrangements for shareholders who elect to receive this dividend in Pounds Sterling, Euros or Swiss Francs. The Pound Sterling, Euro or Swiss Franc amount payable will be determined by reference to the exchange rates applicable to the US Dollar seven days prior to the dividend payment date. Dividends can be paid directly into a UK bank or building society account to shareholders who elect for their dividend to be paid in Pounds Sterling. Currency election and dividend mandate forms are available from Xstrata's website or from the Company's Registrars (refer page 139).

Cash Flow, Net Debt and Financing Summary

Cash flow summary US$m	**Pro forma Year ended 31.12.02***
Net cash inflow from operating activities	**521.2**
Net interest payable and similar items	**(32.6)**
Taxation	**(35.4)**
Cash flow before capital expenditure	**453.2**
Sustaining capital expenditure	**(104.2)**
Disposal of fixed assets	**12.9**
Free cash flow	**361.9**
Expansionary capital expenditure	**(67.1)**
Cash flow before acquisitions	**294.8**
Purchase of Coal operation	**(1,120.9)**
Cash acquired with Coal operation	**54.0**
Purchase of Ravensworth and Narama coal operations	**(72.4)**
Net cash flow before financing	**(844.5)**
Issue of ordinary shares	**1,335.3**
Foreign exchange adjustment	**(17.7)**
Amortisation of loan arrangement fees	**(4.7)**
Debt acquired with Coal operation	**(585.8)**
Movement in net debt	**(117.4)**
Net debt at the start of the year	**(456.5)**
Net debt at the end of the period	**(573.9)**

Reconciliation of EBITDA to net cash in flow from operating activities US$m	**Pro forma Year ended 31.12.02***
EBITDA	**481.7**
Increase in stocks	**(68.2)**
Decrease in debtors	**45.5**
Increase in creditors	**99.7**
Movement in provisions and other non-cash items	**(37.5)**
Net cash inflow from operating activities	**521.2**

*Pro forma 12 months to 31.12.02 includes Coal acquisition from 01.01.02

Pro forma net cash inflow from operating activities includes the Coal operations from 1 January 2002. The foreign exchange adjustment is due to the impact of strengthening local currencies against the US Dollar on local currency denominated loans and finance leases.

Cash flow before capital expenditure was US$453.2 million, 18% lower than the estimate of US$555.1 million in Part VI of the IPO Listing Particulars. This variance is principally due to reduced coal prices partially offset by operating cost savings, lower cost of borrowing and lower taxation. Net capital expenditure, including the acquisition of Ravensworth and Narama coal operations in Australia, was US$230.8 million, some US$30.8 million lower than the estimate of US$261.6 million in the Listing Particulars.

The cash component of the coal acquisition (excluding transaction costs) is US$1,121 million. This includes US$20 million prepaid to the vendors by the Duiker Group in January 2002. The cost of the acquisition as set out in the Listing Particulars of US$1,351 million excluded the impact of Glencore International AG's share of the Manager's Option (US$124 million) but included transaction expenses of US$113 million, resulting in a net US$1,114 million. The remaining difference of US$7 million is due to reallocation of acquisition costs.

A summary of the March 2002 IPO proceeds and application of funds is as follows:

Net Proceeds US$m	
Net cash proceeds for issue of shares to the market	1,335.3
Net proceeds of syndicated loan facility	716.6
Shares issued to vendor	974.0
Cash on hand	16.2
Total	**3,042.1**
Application of net proceeds US$m	
Consideration paid for the Coal operations	2,074.9
Repayment of debt within the Coal operations	505.1
Repayment of Euro 600 million debt facility	462.1
Total	**3,042.1**

The proceeds of the London IPO and drawdown of the US$1.4 billion syndicated loan facility were used to refinance the Xstrata EUR600 million facility, Enex Resources Limited's US$300 million facility and shareholder indebtedness of US$205.1 million.

The US$2,074.9 million consideration paid for the coal operations comprises the US$1,994.9 million acquisition price, plus an agreed amount of US$73.0 million relating to working capital and acquisition costs of US$7.0 million.

Net debt summary US$m	**Statutory As at 31.12.02**	Statutory As at 31.12.01
Cash	**88.7**	45.9
External borrowings	**(671.9)**	(502.4)
Arrangement fees	**27.0**	–
Finance leases	**(17.7)**	–
Net debt	**(573.9)**	(456.5)
By currency:		
Australian Dollar	**2.4**	0.7
Euro	**3.3**	16.4
South African Rand	**(35.4)**	(25.4)
United States Dollar	**(545.9)**	(448.7)
Other	**1.7**	0.5
Net debt by currency	**(573.9)**	(456.5)

Net debt immediately following the IPO was US$698.4 million including external borrowings of US$870.3 million. External borrowings have reduced by US$198.4 million since the IPO, with principal loan repayments on the US$1.4 billion loan facility totalling US$152.4 million. Net debt at 31 December 2002 was US$573.9 million, with US$804 million undrawn within the facility. Arrangement fees of US$27 million, relating mainly to the US$1.4 billion loan facility, are capitalised and classified within external borrowings as required by UK GAAP. Free cash flow for 2002 represents 63% of net debt at 31 December 2002.

The Gross debt to trailing 12 month EBITDA ratio under the Group's loan facility continues to be below 1.5 times resulting in a reduced drawn margin and commitment fee payable under this facility to the lowest applicable rate. The increase in the South African Rand denominated debt from 2001 relates to the coal acquisition in March 2002 and the strengthening of the South African Rand against the US Dollar at year end.

As a result of the success of the IPO, robust operating cash flows and a strengthened balance sheet, the net debt to equity percentage improved from 84.7% on a statutory basis at 31 December 2001 to 16.1% at 31 December 2002.

Working capital

US$m	**As at 31.12.02**	As at 31.12.01
Stocks	**294.4**	226.2
Debtors: amounts falling due within one year	**277.3**	322.8
Creditors*	**(369.7)**	(270.0)
Net working capital	**202.0**	279.0

*Excludes short-term debt, declared dividends and accruals for acquisitions

Stocks have increased by US$68.2 million due to increased production levels compounded by strengthening local currencies.

Debtors decreased by US$45.5 million due primarily to US$25.7 million of capital government grants in relation to the San Juan de Nieva smelter expansion project receivable at 31 December 2001 and abnormally high Australian coal export sales during December 2001.

Creditors have increased by US$99.7 million. Employee entitlement provisions at year end were US$33.2 million whereas these were classified as non-current liabilities at 31 December 2001 in the Listing Particulars. Trade and other creditors represent the balance of the increase as a result of increased production levels and strengthening local currencies.

Exchange rates used in the report

	average 31.12.02	average 31.12.01	At 31.12.02	At 31.12.01
Australian Dollar	0.5434	0.5167	0.5618	0.5114
Swiss Franc	1.5553	1.6884	1.3836	1.6749
Euro	0.9430	0.8946	1.0495	0.8849
Pound Sterling	1.5013	1.4407	1.6100	1.4545
South African Rand	10.5035	8.6249	8.5702	12.0900

Hedging

Forward contracts – not later than one year US$m	Bought Currency	*Forward sale of US$ 31.12.02*	*Weighted average exchange rate*	*Fair value US$ 31.12.02*
Coal	AUD	635.1	0.5280	28.8

Currency hedging is used to reduce the Group's short-term exposure to fluctuations in the Australian Dollar and Euro exchange rate to the US Dollar. The unrealised market-to-market gain on the Australian Dollar hedging in place at year end was US$28.8 million. In 2002, the remaining Euro forward contracts were closed out resulting in a gain of US$2.4 million. The Australian Dollar hedging gains reflected in the 2002 profit and loss account amounted to US$34.3 million. The Australian Coal operations' hedging programme substantially covers the exposure to Australian Dollar operating costs for 2003, at a weighted average exchange rate of AUD0.528 per US Dollar.

Capital Expenditure

Capex Summary US$m	**Pro forma Year ended 31.12.02***	Pro forma Year ended 31.12.01**
Coal	**33.4**	32.5
Alloys	**7.3**	30.0
Zinc	**16.0**	83.7
Other businesses	**1.7**	21.8
Corporate	**–**	13.0
Total Expansionary	**58.4**	181.0
Coal	**85.2**	42.3
Alloys	**1.1**	4.5
Zinc	**14.2**	23.6
Other businesses	**0.6**	3.7
Corporate	**2.1**	0.4
Total Sustaining	**103.2**	74.5
Coal	**118.6**	74.8
Alloys	**8.4**	34.5
Zinc	**30.2**	107.3
Other businesses	**2.3**	25.5
Corporate	**2.1**	13.4
Total	**161.6**	255.5

*Pro forma 12 months to 31.12.02 includes Coal acquisition from 01.01.02
**Pro forma 12 months to 31.12.01 includes Coal and Asturiana de Zinc acquisitions from 01.01.01

Capital expenditure as reflected above is determined on an accrual basis, whereas the cash flow summary reflects capital expenditure on a cash basis.

Capital expenditure decreased by US$93.9 million or 37% to US$161.6 million. Coal Australia totalled US$71.5 million, mainly relating to the commissioning of longwall mining at United and development of the Beltana underground mine. Coal South Africa totalled US$47.1 million and included the acquisition of the Zaaiwater property, the development of new mining areas in the Douglas Tavistock JV, a new continuous miner at the Boschmans Colliery and upgrading the Tavistock plant.

Capital expenditure is forecast to increase to around US$200 million for 2003. Xstrata Coal will continue development of Beltana underground in Australia (total cost of US$38 million), with South African expenditure including the contribution to the Phase V expansion of Richards Bay Coal Terminal, expansion of capacity at WitCons and Tavistock and the development of new mining areas at ATCOM, Boschmans and Goedgevonden. Capital expenditure at Xstrata Alloys will focus on the development of the Waterval West chrome mine and the Rhovan furnace project, and the construction of an additional pelletising plant at the Wonderkop JV.

Acquisitions

The Duiker and Enex Group was acquired in March 2002 from Glencore International AG, for a consideration comprising US$974.0 million of Xstrata plc shares and cash of US$1,100.9 million.

Acquisition Summary (including acquired debt) US$	**Year ended 31.12.02**	Year ended 31.12.01
Duiker and Enex Group*	**2,580.0**	–
Ravensworth and Narama operations	**72.4**	–
Total Coal	**2,652.4**	–
Nordenham zinc smelter**	**100.0**	–
Asturiana de Zinc SA	–	453.3
Total Zinc	**100.0**	453.3
Total	**2,752.4**	453.3

*Includes an agreed amount relating to working capital of US$73 million and debt of US$505 million
**Includes US$13 million for zinc related inventories

Ravensworth and Narama operations were also acquired in March 2002 and settled entirely in cash.

The Nordenham zinc smelter was acquired in December 2002 for US$100 million, which included US$13 million for zinc related inventories, and was settled in cash in January 2003.

Asturiana de Zinc SA was acquired in May 2001.

In January 2003, Coal Australia purchased a further 11.5% in Oakbridge Pty Ltd from Tomen Corporation for US$58 million to take its shareholding to 78%.

Equity Capital Management Programme

The Xstrata Group has put in place an equity capital management programme (ECMP). Under the ECMP up to 10% of the issued share capital of Xstrata plc can be purchased in the market by Batiss Investments (Batiss), a Guernsey registered entity owned by a charitable trust, which is independent of the Xstrata Group.

Purchasing Activity

Under the proposed structure, Batiss will enter into an option agreement with Xstrata Capital Corporation A.V.V. ("Xstrata Capital"), a wholly owned subsidiary within the Xstrata Group, whereby Batiss grants to Xstrata Capital a right to require Batiss to sell the Xstrata shares purchased to a third party (other than a subsidiary of Xstrata plc), as nominated by Xstrata Capital, at an exercise price of 1p per share.

Under the option agreement, Xstrata Capital will pay Batiss a premium for this right, the premium being the equivalent of the market price paid by Batiss for the shares plus associated costs less the 1p exercise price. This premium payment, together with funds from a subscription by Xstrata Capital for non-voting redeemable preference shares in Batiss, will provide the funding for Batiss to acquire the shares in the market. These payments will be sourced from the existing and future cash resources of Xstrata Capital.

Xstrata Capital will be able to exercise its right under the option agreement for a period of six years from the date of each purchase. Batiss will waive its right to receive dividends on the shares which it holds.

Conduct and Disclosure of Purchases

Purchases of shares under the ECMP will be made in the market at prices not exceeding 105% of the average middle market closing price of the shares over the previous five days, as derived from the London Stock Exchange Daily Official List. The purchasing activity of Batiss will be conducted and disclosed in keeping with existing regulation governing UK corporate share repurchases.

Future Application of Xstrata Shares Held by Batiss

Xstrata Capital intends that the shares held by Batiss will either be used by the Group as a source of financing for future acquisitions, in keeping with the Group's growth strategy, or placed in the market.

If the share price rises, Xstrata Capital would profit on a placing to the extent that the price realised for the shares in the market exceeds the original market price paid plus associated funding costs.

Xstrata Capital and Xstrata plc will consider in the future whether any shares held by Batiss will be acquired by Xstrata plc. Any repurchase of shares by Xstrata plc would be subject to the approval of Xstrata plc shareholders and to appropriate clearance being obtained from the Swiss tax authorities.

The decision when to place the shares in the market, use the shares to assist the Group in facilitating future transactions, or to repurchase shares for cancellation, will be considered in light of the Group's funding requirements and capital structure at the time.

Accounting Treatment

For so long as the shares continue to be held by Batiss they will be disregarded for the purposes of calculating the earnings per share of Xstrata plc. Batiss will be consolidated by Xstrata as a quasi-subsidiary, and the shares held by it will be accounted for as a deduction from shareholders funds in the consolidated balance sheet of the Group.

If Xstrata shares held by Batiss are subsequently disposed of by way of a placing or as consideration for an acquisition by the Group, any gain or loss will be taken directly to the Group's reserves to the extent that the market value of the shares so disposed is above or below the cost of those shares. No gain or loss would be recognised in the consolidated profit and loss account of the Group.

If shares held by Batiss are repurchased and cancelled by Xstrata, this would be accounted for in the consolidated financial statements of the Group as though it had occurred at the time of the purchase of the shares by Batiss.

Share Data

Share price 2002	XTA LSE (p)	XTA SWX (CHF)
Opening price 01.01.02	–	21.60
IPO issue price	870	20.60
Closing price 31.12.02	649	13.60
Period high	1050	25.40
Period low	490	12.50

Publicly disclosed major shareholders	% of Ordinary Issued Share Capital at 08.02.03
Glencore International AG	40.0
The Capital Group	15.3
Standard Life Investments Ltd	3.0
Fidelity Group	3.0

Shares in issue	
Weighted Average for year ended 31.12.02 used for 2002 pro forma eps calculations	251,350,880 shares
Weighted Average for year ended 31.12.02 used for statutory eps calculations	219,534,226 shares
Weighted Average for year ended 31.12.01 used for 2001 pro forma eps calculations	251,400,570 shares
Total Issued Share Capital	252,601,000 shares

The difference between the pro forma and statutory weighted average number of shares for the year end 31 December 2002 used for the earnings per share (eps) calculations is due to the Listing on the London Stock Exchange occurring in March 2002 whereas for the pro forma it is assumed that the IPO took place on 1 January 2002. Own shares are deducted from the total issued share capital when calculating earnings per share.



alloys

Chrome

Markets

Demand for ferrochrome continued to grow through the year as the market moved out of a destocking phase, which had reduced global ferrochrome stocks to below normal levels by the end of the first quarter, and as stainless steel producers struggled to source sufficient stainless steel scrap at economic levels.

Western world stainless steel production increased to an estimated 19.1 million tonnes in 2002, some 5.8% up on 2001, excluding over 600,000 tonnes produced in the rapidly expanding Chinese market. Europe accounted for over 8 million tonnes (or 43% of western world production) in 2002, an increase of some 6% over 2001. Expansions at AvestaPolarit, ALZ (Arcelor) and AST in Italy are expected to increase European stainless production to some 8.5 million tonnes in 2003.

Based on stronger demand in the automotive and housing sectors, North American stainless steel production rose to 2.2 million tonnes in 2002, a recovery to 2000 levels and over 20% up on 2001 (1.8 million tonnes). Stainless steel production in Japan, Korea and Taiwan remained strong in 2002 at around 6.7 million tonnes. While concerns exist regarding deflationary pressures in the US, European and Japanese economies, rapidly increasing demand for stainless steel in China continues to provide major support to the industry, particularly in the Far East. Korean production is expected to grow by more than 18% in 2003, primarily to feed the continuing increase in Chinese consumption, which was up 17% to 2.8 million tonnes in 2002 and which is estimated to increase a further 11% to over 3 million tonnes in 2003.

To meet the increased ferrochrome demand, estimated at around 4.4 million tonnes in 2002, western world supply of ferrochrome increased from approximately 3.8 million tonnes in 2001 to 4.2 million tonnes. Ferrochrome stocks continued to reduce through the year and were at low levels by the end of 2002. Reflecting the strong demand and the improved performance of the South African Rand against the US Dollar, two successive 3USc/lb benchmark increases were negotiated for delivery of material in the third and fourth quarters of the year.

Financial and Operational Data: Chrome US$m	**Year ended** **31.12.02**	Year ended 31.12.01	Six months to 30.06.02
Turnover	**290.2**	257.7	136.0
EBITDA	**62.8**	64.3	30.7
Depreciation and Amortisation	**(7.0)**	(5.0)	(2.7)
EBIT	**55.8**	59.3	28.0
Attributable Net Assets	**245.3**	188.0	249.4
Capital Employed	**334.9**	252.2	275.3
% Share Group EBIT	**17.7%**	14.0%	14.7%
% Share Group Net Assets	**6.9%**	7.5%	7.7%
% Return on Capital Employed*	**20.4%**	16.8%	21.7%
Capex	**7.3**	30.5	4.1
– Expansionary	**6.5**	27.2	3.8
– Sustaining	**0.8**	3.3	0.3
Attributable Saleable Production (kt)	**957.5**	860.6	435.7
Indicative Average Published Price (USc/lb) (Metal Bulletin)	**30.00**	32.32	30.00

*ROCE % based on average exchange rates for the period

Given stainless steel growth of between 4% and 7%, the supply and demand balance for ferrochrome should tend towards a shortage in 2003. The strength of the South African Rand will place upward pressure on prices, and the on-going situation in Zimbabwe, which accounts for around 5.5% of global ferrochrome production, may impact on supply into the market.

Operations

The growth in sales volumes, up 25% year-on-year, reflected the stronger demand for ferrochrome in the market. During the first and second quarters of the year, production capacity was contained in favour of inventory correction. As a consequence, annual sales volumes exceeded annual production and inventories reduced to lower than average levels.

In response to demand, Xstrata Chrome began a measured process of capacity restarts from the second quarter onwards, bringing back four of its idle ferrochrome producing furnaces during the course of the year: two furnaces at the Wonderkop plant (annual capacity 170,000 tonnes) and two at the Rustenburg operation (annual capacity 140,000 tonnes). Two furnaces, with a total combined annual capacity of 120,000 tonnes remain shut, one of which is under contract to AngloPlatinum. The mining operations responded to the improved smelter activities producing some 2.9 million tonnes run of mine chrome ore.

Operational costs were well controlled in both the mining and smelting divisions in 2002. The rapidly rising cost of reductants in the third and fourth quarter did however impact negatively on cost performance. Despite this, management succeeded in limiting cost increases to 7.5% in Rand terms, compared to 2001, against the backdrop of a 14% increase in the producer price index. Average production costs in US Dollar terms were down 5.8% compared to 2001.

In addition to its impact on costs, successfully mitigated by management's efficiency programmes, the significant strengthening of the Rand during the last quarter of 2002 resulted in a negative translation impact on EBIT of US$16.6 million, due to

EBIT Variance: Chrome	US$m
EBIT 31.12.01	**59.3**
Sales price variance	(21.6)
Volume variance	11.8
Cost reductions in real terms	12.5
Inflation impact on costs	(20.6)
Change in exchange rates	13.5
Other variances	2.9
Depreciation and amortisation	(2.0)
EBIT 31.12.02	**55.8**

foreign exchange losses arising from US Dollar denominated trade debtors. EBIT before the impact of foreign exchange on net working capital increased US$20.4 million year-on-year.

Additional cost cutting initiatives in 2003 include a project to reduce the reliance on coke as a primary reductant source and the renegotiation of electricity supply agreements to provide the operations with a more flexible tariff structure, thus reducing power costs. Progress is also being made on the development of the "Mega-Mine" concept at the Kroondal mine, which will reduce fixed cost structures in the mining division.

Health, Safety & Environment

All the ferrochrome plants and the mining division have health and safety management systems in place that are based on the Occupational Health and Safety Management System standard (OHSAS) 18001. All mines and plants are working towards attaining these specifications. The loss time injury frequency rate (LTIFR) for the business (both employees and contract workers) improved from 9.4 in 2001 to 9.1 in 2002. The target for 2003 is to reduce this to below 5.0. Notwithstanding this progress, two employees and two contract workers were fatally injured during 2002. Full investigations were conducted and remedial measures put in place to prevent similar unfortunate incidents. In addition, a comprehensive safety audit commenced in January 2003.

In respect of environmental management, all of Xstrata Alloys' ferrochrome production plants are certified in terms of International Organisation for Standardisation (ISO) 14001. The mining division's strategic environmental target is to achieve certification as well. The process is well under way, with an on-going programme throughout mining operations. Key environmental issues being addressed by the mining division include the rehabilitation of old opencast workings, of rock dumps and of tailings dams, and continual improvement of water, noise and air quality management.

At the Rustenburg ferrochrome plant, approval was obtained from the relevant authorities for the construction and commissioning of a pelletising plant. During a tri-annual South African Bureau of Standard's (SABS) ISO 14001 audit, there were no findings recorded against the plant. Successful modifications to the bag filter plants resulted in increased availabilities of the plants: from 96.80% in 2000 to 99.25% in 2001 to 99.72% in 2002.

The Lydenburg plant's environmental achievements include modifications to the bag filter plants, which have resulted in improved efficiencies and availabilities, and the management of storm water, dust and noise as elements of their Environmental Management System.

The Wonderkop plant also had zero findings recorded during the second bi-annual SABS ISO 14001 audit. Key environmental issues addressed as part of the environmental management system include air pollution, water, waste disposal and noise.

Developments

Capital expenditure for the year at US$7.3 million predominantly comprised expenditure on the continuing development of the Waterval West chrome mine at Rustenburg, which will come on stream in 2004. Other capex programmes included the construction of a second ore pelletising line at the Wonderkop joint venture, and a partial simulation of the Lydenburg pre-reduction technology at the Rustenburg works, both of which will improve efficiencies and reduce costs.

The furnace lease agreement with AngloPlatinum, which was due to expire at the end of 2002, has been extended until the end of April 2003. Thereafter, the furnace will be reconverted at no cost to Xstrata, in order to be available for ferrochrome production.

Capital expenditure in 2003 is likely to be around US$30 million. Projects for the year include the scheduled refurbishment of four furnaces, which, in the light of the expected strength in ferrochrome demand, has been planned to ensure that utilisation of Xstrata's operating capacity exceeds 90% for the year.






EBIT Variance: Vanadium	US$m
EBIT 31.12.01 (pre-exceptionals)	**3.1**
Sales price variance	(0.5)
Volume variance	3.1
Cost reductions in real terms	2.5
Inflation impact on costs	(6.1)
Change in exchange rates	3.0
Other variances	(1.0)
Depreciation and amortisation	3.0
EBIT 31.12.02 (pre-exceptionals)	**7.1**

Vanadium

Markets

The December 2002 results published by the International Iron & Steel Institute (IISI) indicate that global crude steel production (which accounts for some 87% of vanadium use) has grown by 6.4% year-on-year. Together with the continued growth in the proportion of vanadium used in steel production, this led to a marked increase in demand for vanadium products. However, the vanadium market remained in a situation of chronic oversupply for most of the year, which kept market prices for vanadium pentoxide (V_2O_5) and ferrovanadium (FeV) at historically low levels throughout most of the period.

Market sentiment improved at the end of the year, with a corresponding increase in prices, due to a number of factors. In the short-term these included a significant decrease in Russian production, which even ceased completely for short periods, due to legal disputes between producers and raw material suppliers, and the strengthening of prices in the United States, in expectation of the imposition of anti-dumping duties on FeV produced in South Africa and China. Other factors supporting prices throughout the year included the on-going reduction in the quantity of V_2O_5 being offered in the spot market, as new integrated FeV producers came on stream, and the continued low-level of Chinese exports, due to the growth in domestic demand and ongoing quality and environmentally driven reductions of capacity. Driven by these factors, and the strengthening South African Rand at the end of the year, prices at end of 2002 were up on 2001's year-end price by 42% for V_2O_5 (US$1.60/lb versus US$1.12/lb) and 61% for FeV (US$10.15/kg versus US$6.30/kg).

The return of the Russian vanadium units would have led to an unavoidable return to chronic oversupply and a significant fall in prices. While the suspension of operations at Windimurra, which produced some 12 million pounds of V_2O_5 in 2002, will constrain supply and provide some upward pressure on prices in 2003, price increases will depend on other producers closing the large number of uneconomic production units still in the market.

Operations

Ferrovanadium sales volumes were 61% higher and V_2O_5 sales 13% lower in 2002 than 2001. This reflects Xstrata's on-going strategy to switch output to the higher value FeV product, and follows the commissioning of new FeV production facilities at Rhovan during the second half of 2001.

To accommodate increased sales volumes, 2002 FeV production, at 6.5 million kilograms, was some 6% higher than 2001 (6.1 million kilograms). V_2O_5 production increased to 41.3 million pounds in 2002, 6% higher than 2001's total of 38.9 million pounds.

Financial and Operational Data: Vanadium US$m	**Year ended 31.12.02**	Year ended 31.12.01	Six months to 30.06.02
Turnover	**76.4**	63.5	38.8
EBITDA	**10.4**	9.2	6.6
Depreciation & Amortisation	**(3.3)**	(6.1)	(1.2)
EBIT (pre-exceptionals)	**7.1**	3.1	5.4
Attributable Net Assets	**122.6**	106.6	125.1
Capital Employed	**122.8**	106.9	125.3
% Share Group EBIT	**2.3%**	0.7%	2.8%
% Share Group Net Assets	**3.4%**	4.2%	3.9%
% Return on Capital Employed*	**7.1%**	2.6%	9.2%
Capex	**1.1**	4.0	0.6
– Expansionary	**0.8**	2.8	0.5
– Sustaining	**0.3**	1.2	0.1
Attributable Saleable Production			
V_2O_5 (k lbs)	**41,333**	38,909	20,393
Ferrovanadium (k kg)	**6,458**	6,118	3,008
Indicative Average Published Prices			
V_2O_5 (US$/lb) (Metal Bulletin)	**1.34**	1.38	1.25
Ferrovanadium (US$/kg V) (Metal Bulletin)	**7.69**	7.83	7.27

*ROCE % based on average exchange rates for the period

Efforts to penetrate the vanadium chemical market began slowly. However, better sales results were achieved as 2002 progressed, and contracts signed to date should ensure that the chemical plant will be running at full capacity (approximately 1.6 million pounds) during 2003. Production increased by 118% from 214,000 pounds in 2001 to 466,000 pounds in 2002.

Unlike much of the industry, Xstrata's South African vanadium operations have remained profitable, notwithstanding significant increases in raw material input prices, as a result of on-going efficiency programmes, which reduced the average unit cost of V_2O_5 production in US Dollar terms by over 7% period on period.





Xstrata's vanadium operations continued to benefit from an off-take agreement with Glencore International AG, which provided a guaranteed minimum price of US$3.80 per pound for 7 million pounds of V_2O_5 produced during 2002. This agreement concluded at the end of 2002, and revenues in 2003 will be based purely on market prices.

The profitability of Xstrata's Australian operation, Windimurra, is strongly affected by two factors: the United States Dollar/Australian Dollar exchange rate and the price of V_2O_5. Notwithstanding an impressive year-on-year cost reduction of some 39% in Australian Dollar terms (30% in US Dollar terms), Windimurra was not profitable in 2002, impacting EBIT negatively by some US$6.2 million. The outlook for the plant remains poor due to the growing strength of the Australian Dollar and the on-going weakness in the vanadium price, which remains depressed by the structural oversupply within the industry. Given these factors, and Xstrata's commitment to respond rationally to supply-side excess in its markets, the decision has been taken to stop production and suspend operations at the Windimurra plant as soon as possible, and to assess options, which include permanent closure.

At the time of Xstrata plc's IPO and listing, an impairment provision was recorded which reduced the carrying value of Windimurra on Xstrata's books to US$28.6 million. The Board of Xstrata has now decided to reduce the carrying value of Windimurra at 31 December 2002 to nil.

Health, Safety & Environment

Both Rhovan and Vantech have implemented Codes of Practice as prescribed by the Mining Health and Safety Act, 1996 (Act 29 of 1996). There were no fatalities during the year. The LTIFR for Xstrata Vanadium in 2002 was slightly higher, at 17.8, than the 17.5 recorded in 2001. Rhovan's safety management system has been in place since 1996 and is based on the National Occupational Safety Association of South Africa (NOSA).

The inquiry into health and safety at the Vantech operation, conducted by the South African Department of Minerals and Energy (DME), was concluded during 2002. The DME's final report confirmed that:

- Vantech has complied fully with the Mine, Health and Safety Act and was not negligent;
- no person had ever died due to exposure to vanadium;
- exposure to vanadium can cause occupational asthma, which is a reversible condition;
- no non-employees were affected at all by the mine's operations; and that
- Vantech was in full compliance with all permits held at the various government departments.

Following the investigation, Vantech has initiated additional measures in order to improve further the working conditions at the operation.

During May 2002, Rhovan obtained certification in terms of ISO 14001. Vantech initiated its programme of ISO 14001 certification in September 2002, with implementation of OHSAS 18001 scheduled for the fourth quarter 2003. The key environmental issue for both Rhovan and Vantech is water management, and systems to monitor groundwater quality are in place at both plants. At Vantech contaminated groundwater is abstracted into specially designed ponds for evaporation and re-use. The project, which will be completed in July 2003, reduces the need for clean water at the plant. During 2002, 44 000cbm of water was re-used. Both plants have conducted ambient air dispersion modelling of emissions from the plants to determine the effects on the environment and surrounding communities.

Developments

The major portion of 2002's US$1.1 million capital expenditure related to exploration drilling to firm up the geological data available for the Rhovan ore reserve. The balance concerned smaller projects to update equipment and improve efficiencies. Capital expenditure for 2003, estimated at around US$6 million, is earmarked for the V_2O_5/FeV furnace project at Rhovan.

In 2002, the US Department of Commerce and International Trade Committee both issued final rulings, effectively levying an antidumping duty on ferrovanadium sales into the United States of 116% on Xstrata and Highveld Steel and Vanadium Corporation Limited products. However, it is not anticipated that the ruling will have any material impact on earnings.

Xstrata is also in advanced stages of discussion with manufacturers and/or suppliers of vanadium bearing batteries for the supply of their raw material requirements. Studies by the vanadium bearing battery developers suggest potential for a strong growth market for vanadium within the next two years. Given its potential impact on the heavily oversupplied vanadium market, Xstrata Alloys continues to pursue opportunities in this area.



coal

Markets

European and Domestic South African Markets

The spot market for thermal coal in the Atlantic basin was characterised by a high degree of volatility in 2002, with prices starting the year at a high of US$29.5/tonne FOB, pulling back to a low of US$20.5/tonne in August and then recovering sharply to around US$27.0/tonne in the final quarter of the year. First half year volumes suffered from weakening demand, particularly in the second quarter, due to the cumulative impact of a mild European winter, lower gas prices in the United Kingdom, increased competition from Russian, Indonesian and Australian imports into Europe, and higher than average hydro-generation, all of which contributed to create an oversupplied market, resulting in depressed spot prices.

The second half of the year saw a resurgence in sales volumes on the back of reduced competition from Russia, Indonesia and Australia (linked to the lower, more competitive FOB prices out of South Africa and high ocean freight rates from Australia to Europe), a lack of hydro reserves particularly in the Iberian peninsula and re-stocking by generators prior to the onset of the European winter. The increase in demand, together with the impact of production cuts estimated at 7.5 million tonnes, in South Africa, Colombia and Russia in the face of falling prices and oversupply, facilitated a rapid recovery in prices at the end of the third quarter. The absence of Asian supply into the European market, as a result of significantly higher freight rates, and the tight availability of supply from South Africa and Colombia continue to provide support for prices in the first quarter of 2003.

Xstrata Coal South Africa (XCSA) exported 12.5 million tonnes through Richards Bay Coal Terminal (RBCT) in 2002, some 200,000 tonnes less than export volumes in 2001. Average annual prices received for RBCT exports fell some 19%, from US$30.3/tonne in 2001 to US$24.6/tonne for the 2002 year, before recovering to US$27.86/tonne at the end of December 2002. As a result of the dramatic increase in demand in the last quarter, RBCT ended the year with historically low stock levels of some 2.1 million tonnes, or approximately 11 days shipping.

Financial Data: Coal US$m	**Pro forma Year ended 31.12.02***	Pro forma Year ended 31.12.01**	Pro forma Six months to 30.06.02*
Turnover: own production	**1,120.5**	991.0	545.3
Australia	**767.2**	663.6	370.9
South Africa	**353.3**	327.4	174.4
Turnover: third party purchased coal	**98.8**	153.6	29.4
Australia	**72.9**	109.7	17.9
South Africa	**25.9**	43.9	11.5
Total Turnover	**1,219.3**	1,144.6	574.7
Australia	**840.1**	773.3	388.8
South Africa	**379.2**	371.3	185.9
EBITDA	**346.7**	416.0	193.6
Australia	**214.2**	199.2	116.6
South Africa	**132.5**	216.8	77.0
Depreciation & Amortisation	**(116.5)**	(104.5)	(54.0)
Australia	**(86.9)**	(67.0)	(35.7)
South Africa	**(29.6)**	(37.5)	(18.3)
EBIT	**230.2**	311.5	139.9
Australia	**127.3**	132.2	80.8
South Africa	**102.9**	179.3	59.1
Attributable Net Assets	**3,096.5**	2,087.9	2,840.9
Australia	**1,686.6**	995.4	1,592.2
South Africa	**1,409.9**	1,092.5	1,248.7
Capital Employed	**3,109.6**	2,593.0	2,870.7
Australia	**1,688.4**	1,500.5	1,652.9
South Africa	**1,421.2**	1,092.5	1,217.8
% Share Group EBIT	**73.1%**	82.1%	73.3%
Australia	**40.4%**	34.8%	42.3%
South Africa	**32.7%**	47.3%	31.0%
% Share Group Net assets	**86.8%**	83.0%	87.9%
Australia	**47.3%**	39.6%	49.3%
South Africa	**39.5%**	43.4%	38.6%
% Return on Capital Employed***	**8.2%**	10.2%	10.3%
Australia	**7.8%**	8.7%	10.3%
South Africa	**8.9%**	11.7%	10.4%
Capex	**118.6**	74.8	45.6
Australia	**71.5**	33.5	33.1
South Africa	**47.1**	41.3	12.5
Expansionary	**33.4**	32.5	25.9
Sustaining	**85.2**	42.3	19.7

*Pro forma 12 months to 31.12.02 and six months to 30.06.02 includes Coal acquisition from 01.01.02
**Pro forma 12 months to 31.12.01 includes Coal acquisition from 01.01.01
***ROCE % based on average exchange rates for the period

Production Data: Coal (million tonnes)	Pro forma Year ended 31.12.02*	Pro forma Year ended 31.12.01**	Pro forma Six months to 30.06.02*
Total Consolidated Production	**44.0**	41.2	21.6
Australia	**27.6**	23.4	13.5
South Africa	**16.4**	17.8	8.1
Consolidated Australian Sales Total* **	**27.5**	22.7	13.0
Semi-soft coking export	**5.4**	4.6	2.5
Thermal export	**17.4**	15.2	8.5
Domestic	**4.7**	2.9	2.0
Consolidated South African Sales Total* **	**16.8**	17.0	7.8
Thermal export	**12.6**	12.7	5.7
Thermal domestic	**4.2**	4.3	2.1
Attributable Australian Sales Total* **	**24.6**	19.7	11.6
Semi-soft coking export	**4.7**	4.0	2.2
Thermal export	**15.3**	13.2	7.5
Domestic	**4.6**	2.5	1.9
Attributable South African Sales Total* **	**16.8**	17.0	7.8
Thermal export	**12.5**	12.7	5.7
Thermal domestic	**4.3**	4.3	2.1
Average received export coal price (US$/t) (FOB)			
Semi-soft coking	**32.2**	32.3	33.1
Australian thermal	**27.6**	30.3	29.0
South African thermal	**24.6**	30.3	27.4

*Pro forma 12 months to 31.12.02 and six months to 30.06.02 includes Coal acquisition from 01.01.02
**Pro forma 12 months to 31.12.01 includes Coal acquisition from 01.01.01
***All Sales data is ex-mine i.e. does not include sale of third party purchased coal

There was a steady performance from the South African domestic market in 2002. The 2002 Eskom price, of ZAR53.4/tonne ex-mine, also improved by 12% year-on-year, as a result of the inflation linked price formula and premiums received for tonnage and quality, which were delivered above the base contract parameters. The 2002 average ex-mine domestic prices of ZAR127.40/tonne increased by 10.3% year-on-year, reflecting XCSA's strategy to optimise domestic prices whilst maximising export sales volumes.

Far East and Australian Markets

Demand for seaborne thermal coal in the Pacific region increased by approximately 8% compared to the previous year, although the market was characterised by a short-term period of oversupply in the middle of the year. This was largely a result of additional capacity from Australia and Indonesia, as well as sluggish economic growth in most of the major Asian markets, with the notable exception of China. Over the year, spot thermal coal prices fluctuated between a high of US$28.9/tonne in February to a low of US$22.0/tonne in August.

During the fourth quarter spot prices in the Pacific market began to recover and, by the end of the year, were around US$25.0/tonne. The improvement in spot prices was due in part to problems at a number of Japan's nuclear power plants and, as a consequence, power utilities were required to maximise output at their coal-fired power generating plants.



Furthermore, the predicted increases in Chinese coal exports failed to materialise for reasons of domestic priority, which resulted in domestic prices exceeding those available in the export market. China's strong domestic market also led to a significant increase in coal imports over the course of the year.

Asia remains the predominant market for sales from Xstrata Coal Australia's (XCA) operations, with 2002 sales to the region representing approximately 70% of total sales. For the 12 months commencing April 2002, the Japanese Reference Price for Australian thermal coal contracts to Chubu Electric declined by 7.7% from the previous year to US$31.85/tonne largely as a result of increasing supply from Australia and Indonesia. This price reduction followed a 20% increase realised during the previous year.

Semi soft coking coal prices into the Asian steel mills also declined by between 7% and 9%, and contract volumes to the region were lower, largely as a result of increased competition from Chinese producers. Sales to new customers in Brazil and Europe partially offset the fall in sales to Asia.

In 2002, approximately 75% of all sales from XCA's mines were sold under term/annual contracts, with the balance being sold on the spot market. Indications are that this percentage will reduce in 2003, as a number of major customers in the region, particularly in Korea, move to increase purchases from the spot market.

The Australian domestic market remains a strong focus for XCA mines, with around 18% of production currently being sold to local power utilities (up from 13% last year). Approximately 85% of XCA sales into the domestic market are under long-term contracts, with 2002's average price received, of AUD31.6/tonne some 17% down on 2001's average domestic price of AUD38.3/tonne. The reduction is due to the changed contract mix, following the acquisition of Ravensworth and Narama in March 2002. The projected growth in coal demand by power stations in New South Wales will lead to a number of new, long-term opportunities for XCA mines.

EBIT Variance: Coal	Pro forma US$m
EBIT 31.12.01**	**311.5**
Sales price variance	(140.4)
Volume variance	39.3
Cost reductions in real terms	37.3
Inflation impact on costs	(26.4)
Change in exchange rates	20.9
Depreciation and amortisation	(12.0)
EBIT 31.12.02*	**230.2**

*Pro forma 12 months to 31.12.02 includes Coal acquisition from 01.01.02
**Pro forma 12 months to 31.12.01 includes Coal acquisition from 01.01.01

While XCA continues to build a broader customer base for its thermal and semi soft coal products in non-traditional markets, with sales into India and Brazil supplemented by a recent 2.5 million tonne thermal coal contract into Mexico, the Far East (Japan in particular) remains the prime focus. Our positive outlook for the Far East takes into account external factors, including the recently announced phased introduction of a coal tax by Japan. Given coal's enviable position as the cheapest fossil fuel for power generation, and the fact that existing taxes on competing fuels (LNG and LPG) will increase simultaneously with the introduction of the coal tax, we do not believe that this tax will have any material impact on Japanese thermal coal demand growth in the medium term.

Operations

Australia

Full year consolidated production of 27.6 million tonnes was 4.2 million tonnes, or 18% higher, than 2001. The increase can be attributed to completion of the capacity expansion at the Mt Owen opencast mine (0.4 mt), purchase of the Ravensworth/Narama operations in March 2002 (2.5 mt), commencement of longwall mining at United in June 2002 (1.1 mt), and increased production from the Ulan complex (0.4 mt).

With a capacity increase of over 40%, Mt Owen is now capable of producing in excess of 5 million tonnes per annum. Increased production from the Ulan complex reflects the higher productivity achieved since the current management took over in February 2001. By the end of 2002, a productivity improvement of 25% and 15% was achieved at the opencast and underground mines respectively, due to the implementation of management initiatives and reduced manning levels.

On-going cost improvements, together with the acquisitions and increased productivities outlined above, achieved a reduction in unit operating costs by approximately 2% in US Dollar terms compared to the same period last year. In local currency terms, unit operating costs reduced by 7% over the same period.

Year-on-year, EBIT was marginally lower at US$127.3 million, compared with US$132.2 million in 2001, due to lower prices, offset by increased sales volumes and reduced local currency operating costs. The impact of a strengthening US$/AUD foreign exchange translation from US$0.517 to US$0.543 was fully offset by currency hedging, which enabled XCA to achieve an average conversion rate of US$0.516. This alone offset the impact of lower prices by US$34 million.

In order to address possible oversupply in the market, and to cap further build-up of stock levels, some 400,000 tonnes of projected export production was cut in the June quarter. These cutbacks were achieved, together with a further reduction in costs, by decreasing contractor numbers and overtime, increasing holiday closures and reducing staffing levels.

In late 2002, significant changes were made to a number of operations in order to reduce costs further in 2003. At Bulga Opencast a 9% reduction in costs is targeted for 2003, following the introduction of an optimised mine plan, a 33% reduction in employee numbers, and improved operating practices, all of which will result in significant productivity improvements. At Liddell, re-contracting the operation is forecast to deliver a 3% reduction in costs.

Furthermore, a number of projects, planned for 2003, are expected to deliver improved productivity and unit cost savings, including: full year longwall mining at United, commencement of Beltana underground (following depletion of South Bulga's reserves) and a new mining contract at Liddell. The planned cessation of underground mining at Cumnock in 2003 is not expected to curtail XCA production due to continuation of Cumnock opencast operations and growth from other XCA mines.

South Africa

In the pro forma 2001 accounts, XCSA's ATC and ATCOM operations were accounted as joint ventures for 12 months, while Douglas Tavistock was accounted as an associate for 11 months. From January 2002, these entities are reported as 'Joint Arrangement not an Entity' (JANE) and are therefore proportionately consolidated. Had they been reported as JANEs in 2001, turnover for the 2001 year would have been US$138.2 million higher.

On a like-for-like basis, therefore, XCSA's 2002 performance reflected a weaker export coal market, with own production turnover down US$112.3 million as a result of reduced export volumes (down 2%) and reduced export prices, down US$5.7 per tonne (19%) year-on-year.

Total coal sales were 16.8 million tonnes, 1% lower than 2001 levels. The impact of the weaker market on earnings was partly mitigated by cost reductions, with the FOB average cash cost down 9% year-on-year. This reflected the ability of the business to keep cash cost increases in Rand terms well below the prevailing inflation rate (a 7.7% increase versus an increase in the South African producer price index of 14%), as well as an exchange rate benefit associated with the weaker Rand.

Total XCSA production during 2002 was 16.4 million tonnes, 8% lower than 2001, due to the closures of the Rietspruit Colliery, as a result of depleted reserves, and the high-cost Strathrae Colliery. These closures of production capacity were partially offset by the re-commissioning of the low-cost South Witbank Colliery in late 2001.

Production was also impacted by the second-quarter decision to reduce output due to European market oversupply and the resultant increase in coal stocks. This involved stopping operations for an extended period over Easter, deferring the restart of the Waterpan coal re-treatment plant and shutting down certain higher cost production sections at some of the mines.

The South Witbank mine, which was re-commissioned in late 2001 with new equipment including a beneficiation plant, underground mining equipment, coal conveying and, storage systems, has achieved the highest productivity and lowest production cost of all XCSA's operations averaging approximately US$6 per tonne on a free on rail basis.

During the period under review significant operating improvements were made at a number of operations. The technologies and systems employed to achieve significant gains at South Witbank are being systematically implemented at other XCSA operations, such as Arthur Taylor Colliery, which achieved a 40% increase in underground section productivities between the first and fourth quarters of 2002. The Witcons and Tavistock collieries are currently in the process of implementing these improved systems, which are also scheduled for implementation at Boschmans Colliery in 2003. In addition, total employee numbers were reduced across the business by 695 (13%), with only a marginal increase in the number of contractors employed. This resulted in a 14% year-on-year increase in productivity (run of mine tonnes per employee, including contractors).

EBIT fell by US$76.4 million (43%), from US$179.3 million in 2001 to US$102.9 million in 2002, due to lower sales volumes and prices, with the overall impact mitigated by the management initiatives outlined above.

Health, Safety & Environment

Australia

XCA demonstrated an improvement in health and safety key performance indicators year-on-year, reflecting the on-going implementation and effectiveness of management controls.

During 2002, XCA recorded no fatalities. The lost time injury frequency rate (LTIFR) fell by 15% from 27 in 2001 to 23 in 2002, and the total recordable injury frequency rate (TRIFR) fell by 33% from 93 to 62. The fall in the LTIFR continued the positive trend established in 2001.

External audits of each operation's safety management system were used to determine the level of compliance with the XCA Safety Management framework. The average audit score increased by 5.7%, based on the scoring system applied by the external auditor, demonstrating continual and overall improvement.

During 2002, key health and safety activities and achievements included:

- endorsing and implementing a Safety Management framework aligned to the Australian Standard AS 4804 and consistent with Group Standards;
- progressing the successful establishment of each operation's own safety management systems aligned to the XCA framework;
- implementing the standard for Energy Isolation across the group and auditing each operation for compliance;
- integrating the new Xstrata plc reporting requirements into XCA's reporting systems, and conducting the Xstrata plc Group risk review, which initiated three major audits and system improvements at XCA operations; and
- implementing a risk management approach to water management structures located across XCA sites.

During 2002, XCA achieved considerable progress in the area of environmental management. XCA has a Group Environmental Management System (EMS) in place, based on the principles of ISO14001, and requires all of its sites to develop their own EMS, which must be consistent with that of the Group. Audit results confirmed each site's progress and improvement in EMS implementation.

XCA is a signatory to the Australian Minerals Industry Code for Environmental Management and is required to complete annual Code Implementation Surveys (CIS) and undergo a three yearly audit. The 2002 audit showed the majority of sites demonstrated improvement with the CIS, with some sites demonstrating substantial improvement (i.e. >5% increase in scores). The number of recorded incidents of environmental non-conformance reduced to three incidents, one of which occurred in 2000, prior to XCA acquiring the operation.

During 2002, key environmental activities and achievements included:

- endorsement of the Group EMS in October 2002;
- conducting environmental audits by external consultants for three sites, as part of a programme where every site is audited at least once every three years;
- producing XCA's inaugural Environmental Report, with work underway to extend the 2003 report to include XCSA;
- assessing numerous projects focused on the management and minimisation of greenhouse gas emissions. XCA has an active greenhouse programme in place which involves recording data, independent and external auditing of data, assessing and analysing data and trends, and identifying objective targets; and
- commissioning a risk assessment on all dams to assess the potential for dam failures, with a preliminary assessment identifying 12 of the 192 dams as requiring further investigation/regular monitoring to ensure ongoing performance.

South Africa

XCSA's continued improvement in health and safety management during 2002 was marred by two fatalities in the last six weeks of the year. Immediate responses included a three-day production halt at one of the relevant sites, for intensive safety coaching and the revision of certain specific safety systems. Group wide audits were conducted thereafter to ensure compliance. The 2003 health and safety programme has been structured to capture the learning points from these accidents and will include, inter alia, the development of fatal risk registers at each operation to serve as a guide to where safety efforts need to be maximised. Despite these two tragic events, the overall rate of lost time accidents decreased from 5.7 in 2001 to 2.3 lost time accidents per million hours worked.

XCSA adapted the Xstrata Coal Environmental Management System (EMS) to its operations and has commenced implementation in January 2003. An organisational structure for environmental management was developed and implemented, with a baseline for environmental management performance successfully established.

During 2002, key environmental activities and achievements included:

- adopting the XC Environmental Vision and Policy, and appointing a Group Environmental Manager;
- employing external consultants to conduct a performance assessment of both the EMPRs for current operations and closure cost assessments, the results of which will be used to implement action plans to address non-compliance or any potential under-funding;







- commissioning a geohydrological investigation and assessment for the Tweefontein Division. Upon completion, this will be combined with the results of a similar study on the contiguous iMpunzi Division and used to develop a long-term water management plan through to post-closure of the operations;
- commencing a rehabilitation programme for disused reject dumps inherited by XCSA; and
- the successful identification of key environmental performance indicators and the development of a system of data analysis for management purposes.

Developments

Australia

Some US$45 million of 2002's US$72 million capital expenditure related to two major projects: the introduction of longwall mining at United and the establishment of the Beltana Mine. The remaining US$27 million included a range of smaller growth projects and other projects involving the replacement of equipment to sustain operations.

The introduction of longwall mining at United, which commenced in June 2002, is on track for successful completion on time and within budget early in 2003, with US$34 million of the project's total capital cost of US$37 million expended in 2002. The transformation of United, which also involved the construction of a coal handling preparation plant to process the additional coal produced, will increase production of high quality semi-soft coal by 1.4 million tonnes, while reducing operating unit costs by some 20%.

Development of Beltana underground mine at the Bulga Complex continued on schedule and within budget, with US$11 million of the total project cost of US$28 million incurred during 2002. The longwall is expected to produce first coal in mid-2003, following completion of mining at South Bulga underground in the first half of the year. Beltana's highly competitive cost structure, which is expected to be amongst the lowest in Australia, will further increase XCA's productivity, and reduce the average unit cost of the business.

Other sustaining capital expenditure included US$5 million in equipment replacement at Bulga Opencast, US$3 million to construct the Ulan water management scheme and US$4 million on coal clearance capacity and the longwall upgrade at West Wallsend. A further US$14 million was spent on a number of other sustaining capital requirements such as advancing face, minor equipment replacement, land purchases, exploration and other miscellaneous items across all of the mining sites, with individual items costing less than US$1 million each.

Capital expenditure for 2003 is expected to be similar to that of 2002. Work will continue on the Beltana Mine in the first half of the year, while at Ulan the installation of a water management scheme will be completed and a new drift conveyor to reduce costs assessed. Work continues on the Glendell and Bulga long-term projects. On-going equipment replacements, land purchases for future mining activities and water management projects will also form a large part of the capital requirements for 2003.

Following the year-end, XCA announced the successful acquisition of 11.5% of Oakbridge from Tomen Corporation for US$58 million. The transaction, which was effective 1 January 2003, increases XCA's shareholding in Oakbridge from 66.5% to 78%, and its attributable coal sales capacity by some 1.1 million tonnes.

South Africa

The US$47 million of capital expenditure at XCSA's operations in 2002 was allocated to a number of projects across the business, the most significant of which was the US$4.1 million payment for the Zaaiwater property, which added a further 15.5 million tonnes of saleable reserves to the Boschmans and Goedgevonden operations.

In addition, US$1.7 million was spent at Boschmans Colliery replacing an expensive cut, drill and blast section with a new continuous miner section in order to increase secondary mining and maximise reserve utilisation. US$2.6 million was spent on infrastructure and equipment at Douglas Tavistock JV's Boschmanskrans project, with a further US$1.6 million directed to Tavistock Colliery for the second phase of the processing plant upgrade.

US$0.9 million represents Xstrata's share of the costs associated with re-engineering the conveyor systems and services infrastructure at Arthur Taylor Colliery (Joint venture operation with TESA), which has already delivered a 40% increase in productivity between Q1 and Q4, 2002. In addition, a further US$0.7 million was spent on the initial work associated with the two-year relocation of Arthur Taylor Opencast Mine to the new North Pit.

Finally, US$0.7 million was allocated to the 50% expansion of WitCons Colliery, a US$4.4 million project which includes a third production section, to allow for secondary extraction, and the upgrade of the main conveying system and processing plant.

Planned capital expenditure in 2003, which is expected to increase to around US$75 million, will target strategic projects such as the Phase V expansion of the Richards Bay Coal Terminal capacity from 72 to 82 million tonnes per annum (approximately US$16 million to be spent over a two-year period); the initial development of the mini-pit contractor operation at Goedgevonden Colliery (estimated capex of US$2.5 million in 2003); and the US$4.2 million relocation of ATCOM's mining operations to the North Pit. Remaining capital expenditure will be directed towards planned expansions at certain operations, such as Witcons and Tavistock, with the balance directed to sustaining the output of other XCSA operations.

zinc



Markets

Following a number of both temporary and permanent zinc mine closures, a consequence of the extremely low prevailing zinc price, world zinc mine output fell 2% to 8.7 million tonnes of contained zinc in 2002. Similar cutbacks in smelter production, mainly in the USA, Peru, Europe, Japan and China, were offset by increased production from Canada, Spain and South Korea, which resulted in a net increase in zinc output of 2.0% to 9.4 million tonnes in 2002. The consequent concentrate supply deficit contributed to an 11% fall in contract treatment charges, from an average of US$189/t in 2001 to US$169/tonne in 2002. Spot market treatment charges fell even further, to lows of around US$130/tonne, due to increased demand for imported concentrates in China.

The main consuming sectors for zinc are construction and automobiles, which together account for approximately 70% of zinc consumption worldwide and which are highly correlated to the level of economic activity and particularly to industrial production. Recovery of economic activity in the main industrialised countries, and therefore demand for metals, has been weaker than expected. World usage of refined zinc rose by 2.5% to 9.0 million tonnes. In Asia, further strong growth in China, together with increased zinc consumption in South Korea and other South East Asian countries, resulted in overall growth for the region of over 4% in 2002. Growth in Europe was more modest at 1.0%.

Reflecting the zinc metal supply surplus of the market, zinc stocks at LME warehouses increased by 218,000 tonnes during the year, and prices remained at historically low levels. The average LME zinc settlement price was 12% lower at US$779/tonne in 2002 compared to an average of US$886/tonne in 2001.

Financial & Production Data: Zinc US$m	**Year ended 31.12.02**	Pro forma Year ended 31.12.01*	Six months to 30.06.02
Turnover	**400.0**	383.3	206.6
EBITDA	**88.4**	101.5	49.3
Depreciation and Amortisation	**(34.1)**	(34.4)	(16.7)
EBIT	**54.3**	67.1	32.6
Attributable Net Assets	**612.6**	548.0	580.5
Capital Employed	**614.8**	548.1	582.7
% Group EBIT	**17.2%**	15.8%	17.1%
% share Group Net Assets	**17.2%**	21.8%	18.0%
% Return on Capital Employed**	**9.8%**	12.1%	12.4%
Capex	**30.2**	107.3	15.4
– Expansionary	**16.0**	83.7	7.8
– Sustaining	**14.2**	23.6	7.6
Production (tonnes)	**460,015**	390,792	231,363
Average LME Zn price (US$/tonne)	**779**	886	788

*Pro forma includes Asturiana de Zinc acquisition from 01.01.01
**ROCE % based on average exchange rates for the period

Operations

Following commissioning of the expansion project in the second half of 2001, San Juan de Nieva completed its first full year of operation, increasing annual capacity by 120,000 tonnes or 35%. The smelter has run at full capacity since commissioning and production of zinc metal increased from 390,792 tonnes in 2001 to 460,015 tonnes in 2002. In addition, total process loss at San Juan has been reduced from 4.4% in 2001 to 3.7% in 2002, due to the positive impact of new technology used in the expansion and as a consequence of the plant's on-going modernisation, process research and productivity programmes.

Total sales in 2002, of 448,321 tonnes, increased 71,714 tonnes (19%), against 2001. In addition, sales into the higher-premium domestic market increased some 7% year-on-year. Product mix also improved in 2002, with sales of value added products up by 35% in export market and by 5% in the domestic market. The domestic sales net premium rose by 2%, while the export sales net premium decreased by 21%, as the major portion of the production increase was exported as ingot.

During 2002 Xstrata Zinc also produced 693,749 tonnes of sulphuric acid, 7,808kg of germanium (as GeO_2), 14,614 tonnes of zinc oxide (Arnao plant) and 25,427 tonnes of liquid Sulphur Dioxide (Hinojedo plant).

The expansion contributed to the on-going cost cutting performance of Xstrata Zinc, and consolidated San Juan's position as the world's largest and lowest-cost zinc smelter. Unit costs throughout the plants have also reduced as a result of the recent implementation of a sustainable cost reduction programme across the business, which has focused on improving the utilisation and reducing the costs of industrial consumptions, sourcing alternative suppliers and materials, and on-going optimisation of metallurgical processes. The benefits of higher production and lower unit costs mitigated the negative impact of the collapse of the zinc price and the depreciation of the US Dollar against the Euro at the EBIT level. The breakdown of a transformer in the tankhouse and lower production of sulphuric acid and germanium had a negative impact on EBIT.

EBIT Variance: Zinc	Pro forma US$m
EBIT 31.12.01*	**67.1**
Sales price variance	(33.5)
Volume variance	13.2
Cost reductions in real terms	25.3
Inflation impact on costs	(4.9)
Change in exchange rates	(7.0)
Other variances	(6.1)
Depreciation and amortisation	0.2
EBIT 31.12.02	**54.3**

*Pro forma includes Asturiana de Zinc acquisition from 01.01.01

In 2002 the Reocín mine produced 116,542 tonnes of zinc concentrate and 8,815 tonnes of lead concentrate. Notwithstanding the reducing production profile of the mine, in advance of its anticipated closure in July 2003, production exceeded budgeted levels, particularly lead concentrate production, which was higher in 2002 than 2001. As a consequence of the business-wide cost reduction programme, the Reocín mine's unit costs in Euros per tonne was 6% lower than budgeted and 4.5% lower than 2001.

Health, Safety & Environment

The on-going success of the health and safety programmes across Xstrata Zinc is reflected in the reduction in its lost time injury frequency rate (LTIFR). At the metallurgical plants this has decreased progressively from 94.5 in 1995 to 53.2 in 2002. This trend reversed in 2001, when the LTIFR moved from 51.5 (2000) to 61.6 (2001), as a result of the incorporation of a significant number of new workers and additional departments as part of the expansion at San Juan. The improvement back to an LTIFR of 53.2 in 2002 compares with the average national industrial LTIFR rate for Spain of 63 (2001, the most recent data available). At Reocín, the 2002 LTIFR (61.7), represents a 58% reduction against 2001's performance, and a 45% reduction from the average of the last eight years.

The central thrust of health and safety activities in 2002 centred on the relaunch of an updated safety and occupational health plan, following the conclusion of the expansion project and the start-up of new installations. The principal objective for 2003 is a 20% reduction in the accident rate. The major focus centres on reducing incidents in two specific departments at San Juan that together account for 46% of the total accident rate.

The major achievements in respect of environmental management in 2002 include approval by the environmental authorities of the Environmental Impact Assessment for the future oleum plant, the successful adoption and approval of the





Conditioning Plan for jarosite pond No 3 (in accordance with Article 14 of Directive 1999/31 EU on landfill), the installation of fabric filters for the zinc melting furnaces and the positive stability assessment of the historical jarosite ponds.

A major environmental issue for the zinc industry relates to the management of the waste product created in the smelting process, which is high in iron (reflecting the high iron content of raw inputs). In the smelting process, iron is removed as "jarosite", which is classified in both Spanish and European legislation as a dangerous waste product. Within the industry, jarosite is usually disposed of in specially constructed tailings ponds, which have to be carefully monitored and maintained to ensure ongoing protection of the environment.

At San Juan, by means of patented, leading-edge technology, jarosite is converted into "jarofix", a solid, stable and inert material, which is used as an infill/aggregate. The process allows Xstrata Zinc to meet the most demanding environmental requirements, extending the operating life of the plant.

In 1998, Xstrata Zinc's metallurgical operations implemented an Environmental Management System (EMS), and the critical environmental objective in 2003 is the certification of the EMS to ISO 14001 status. Other important objectives include technical improvements at the jarofix disposal site and cost reduction in waste management operations (cadmium sponge and waste from the electrolysis installations).

The critical environmental objective at Reocín for 2003 is the successful closure and restoration of the mine site. This requires final approval of the Closure and Restoration Plan by the Government of Cantabria, and then the successful implementation of the Plan. Discussions with the regional authorities regarding the mine's closure have been constructive and positive, and no major issues are expected to complicate the process. The final closure of the tailings dam forms the basis for a research project being undertaken by the University of Cantabria. The project conclusions will be presented to the Government of Cantabria in February 2003. Management considers that adequate closure provisions have been accrued, and consequently the closure is not expected to impact on 2003 results.

Developments

Approval has been given for a further expansion of nameplate capacity at the San Juan de Nieva plant from 460,000 tonnes to 485,000 tonnes per annum. Construction on the project, which has a capital cost of US$6.2 million, started in November 2002, with commissioning expected early in the third quarter of 2003. As San Juan is currently operating in excess of its current capacity, full year 2003 production is likely to be between 470,000 and 475,000 tonnes.

A new Oleum Plant, with an annual capacity of 52,000 tonnes, is under construction at San Juan. The US$3.5 million project will provide a more cost efficient solution to disposal of sulphuric acid.

In order to secure San Juan's electrical supply, comply with current tariff legal requirements and ensure that the facilities can benefit from alternative power suppliers following market deregulation, it is necessary to change incoming voltage from 132kV to 220kV. The project, which commenced in 2002 and will complete at the end of this year, requires investment of some US$7 million in 2003.

Xstrata Zinc continues to analyse different investment opportunities, both in mining and smelting, where its technological and operating expertise can be applied. As part of this strategy it has acquired from Metaleurop the Nordenham zinc smelter for US$100 million, which includes a payment of US$13 million for zinc related inventories. The Nordenham plant, which is located near Bremerhaven in northern Germany, has an annual production capacity of 133,000 tonnes of electrolytic zinc per year and is one of the world's most profitable and cost-efficient zinc producers. In addition to the opportunity to acquire zinc capacity at an entry cost that is lower than that of a brownfield expansion, key attractions of the acquisition include the potential for both operational and marketing synergies with San Juan (especially to the high-premium German customer base), and a possible expansion at an appropriate time in the future, which could double plant capacity to some 250,000 tonnes per annum. Following the acquisition, Xstrata Zinc's annual production capacity increased to over 600,000 tonnes, accounting for around 20.5% of European zinc metal production and 6.4% of global output.

As discussed at the interim stage, the long planned closure of the Reocín Mine has provided ample time and opportunity for Xstrata Zinc to source replacement concentrates to prevent disruption in supply. Agreements are in place to cover 80% of concentrate requirements for San Juan in 2003 and 2004, and 100% of Nordenham's requirements for 2003. Treatment charges in these agreements have been fixed at premiums to the current benchmark rates.



other businesses

Forestry

Forestal Los Lagos's (FLL) activities comprise the management of a plantation of eucalyptus globulus, and the sale of pulplogs under a tolling and marketing agreement with Forestal del Sur Ltda (FDS), which is valid to 2006. Sales volumes in 2002 were lower than 2001, reflecting the disposal by the former Xstrata AG of its forestry trading business to FDS on 1 July 2001. The disposal also accounts for the lower operating margins and earnings of the forestry business.

Excluding the impact of trading activities, sales volumes at FLL reached 70,437 cubic metres in 2002, compared with 70,949 cubic metres in 2001.

Fibre prices remained depressed in 2002, due to additional supply from Australia and South Africa, coupled with the on-going weak performance of the Japanese economy. The average price for eucalyptus globulus in 2002 was US$30.92/cbm, compared to US$ 33.26/cbm in 2001.

Prices are expected to fall further in 2003, as a result of continued oversupply, weak demand in Japan and the desperate efforts of pulplog producers to sell down their inventories. While sales volumes are expected to increase by some 20,000cbm in 2003, operating margins and earnings will be impacted negatively by the lower price environment that is likely to prevail.

FLL obtained Forest Stewardship Council (FSC) certification in 2002, which is the most thorough and widely-recognised environmental certification in the forestry industry.

Magnesium

In 2000, the former Xstrata AG commissioned the plant in Anderson, Indiana, to recycle scrap to produce magnesium alloy for the US automobile industry. The facility comprises two lines capable of processing 25,000 tonnes of magnesium scrap annually. Only one line has been commissioned, which operated at 20% of its capacity in 2002, due to severe commissioning problems, contract timing, a lack of critical automotive certification and negative market conditions.

other businesses

Financial & Production Data: Other businesses US$m	**Year ended 31.12.02**	Year ended 31.12.01	Six months to 30.06.01
Forestry			
Turnover	**2.2**	25.8	1.1
EBITDA	**0.4**	0.8	-
Depreciation and Amortisation	**(0.9)**	(0.3)	(0.1)
EBIT	**(0.5)**	0.5	(0.1)
Capex	**1.7**	3.7	0.4
Attributable Net Assets	**21.0**	21.8	21.2
Capital Employed	**33.0**	33.8	33.3
Production: Pulplogs (cbm)	**76,706**	300,750	34,600
Production: Woodchips (bdmt)	–	216,449	–
Magnesium			
Turnover	**3.2**	–	0.7
EBITDA	**(4.9)**	(4.1)	(2.8)
Depreciation and Amortisation	**(3.1)**	(0.9)	(1.4)
EBIT (pre-exceptionals)	**(8.0)**	(5.0)	(4.2)
Capex	**0.6**	21.8	0.5
Attributable Net Assets	**2.2**	25.3	24.8
Capital Employed	**2.2**	25.3	24.8
Production (tonnes)	**5,449**	40	2,717
% Share Net Assets: Other businesses	**0.7%**	1.9%	1.4%

The plant has made a net loss during the past year as a result of low throughput and the very depressed trading conditions in the domestic US magnesium market. The downturn in the US economy, specifically in the automotive market, and the continued growth of Chinese exports of magnesium (18% up between January and November 2002) at prices well below that of US magnesium suppliers, have pushed down magnesium prices further during 2002. The most dramatic change in prices has been for Western grades of pure and alloy magnesium, where prices have fallen by up to US$0.2 per pound since the beginning of 2002.

Following consideration of the outlook and options available for the plant, the Board of Xstrata plc has decided to record a total impairment charge of US$22.2 million, reducing the carrying value of the magnesium business to nil at 31 December 2002.

As indicated in the Interim Report in July 2002, a new chief executive was appointed from Xstrata Alloys at the half-year, to expedite the plant's commissioning and to undertake a thorough review of Xstrata Magnesium's business plan. While the operational problems have been resolved, enabling the line to produce at design capacity, and while the high quality of its product was confirmed by extensive automotive certification – leading to a full order book for 2003, ongoing ownership of the facility is not consistent with Xstrata's strategy of not investing in smaller, niche businesses.

Xstrata has been approached by various parties to discuss a possible sale of the business, and the management of Xstrata Magnesium is pursuing several initiatives to maximise a possible exit value. The net impact of any such exit is unlikely to be material in the context of the Group's accounts.

corporate social involvement (CSI)

In keeping with our mission, Xstrata recognises that genuine partnerships with stakeholders, and with local communities in particular, are an essential part of business success. Each business therefore devotes time, effort and resources to engage as a good corporate citizen with the wider society of which it is a part.

From 2003, the Xstrata Group has committed to set aside an amount each year, the minimum of which will be based on 1% of the previous year's profit before tax, to support its corporate social involvement (CSI). This will be allocated by the Group Executive Committee, as part of the business plan approval process, to fund the initiatives of the commodity businesses, as well as those funded directly from the corporate centre. The Group made charitable donations totalling US$634,000 in 2002.

A wide range of initiatives and projects are supported by the Group's CSI policy:

- enterprise and job creation
- environment
- education
- development
- health
- culture and art.

Xstrata does not provide support for the following:

- political parties
- individuals
- church/religious activities which are exclusive to a one faith community.

Funding priority is given to those projects associated with Xstrata companies and employees, or with areas linked to our operations.

Recognising its greater social and developmental needs, some 90% of Group CSI expenditure is earmarked for South Africa. Given their scale, Xstrata's CSI initiatives in South Africa are the responsibility of a Director Corporate Development, who reports directly to the Chief Executives of Xstrata Alloys and Xstrata Coal South Africa and who is also responsible for a range of transformation programmes associated with the government's Empowerment Charter.

Further information on the Group's CSI policies and projects is set out in the separately published HSE, Labour & Community Report available on the Group's website.

board of directors



1 Willy Strothotte, aged 58, is Chairman of Glencore International. From 1961 to 1978 Mr Strothotte held various positions with responsibility for international trading in metals and minerals in Germany, Belgium and the USA. In 1978, Mr Strothotte joined Glencore International, taking up the position of Head of Metals and Minerals in 1984. Mr Strothotte was appointed Chief Executive Officer of Glencore in 1993 and held the combined positions of Chairman and Chief Executive Officer from 1994 until 2001. Mr Strothotte has been Chairman of Xstrata AG since 1994, and Chairman of Xstrata plc since it's listing in March 2002, and, amongst others, is currently a director of Century Aluminium Corporation and Anaconda Nickel Limited.

2 Michael Davis, aged 45, Chief Executive. Mr Davis was appointed as Chief Executive of Xstrata AG in October 2001, and was appointed to the Board of Xstrata plc in February 2002. He joined Gencor Limited in early 1994 from Eskom, the South African electricity utility, where he was an Executive Director. Mr Davis was appointed Executive Chairman of Ingwe Coal Corporation Limited in 1995, and Chief Financial Officer and an Executive Director of Billiton Plc in July 1997.

3 Trevor Reid, aged 42, Finance Director. Mr Reid joined Xstrata AG in January 2002, and was appointed to the Board of Xstrata plc in February 2002. Prior to joining Xstrata, he was Global Head of Resource Banking at the Standard Bank Group. He joined the Standard Bank Group in 1997 from Warrior International Limited, a corporate finance boutique specialising in the minerals sector.

4 Sir Steve Robson CB, aged 59, retired as Second Permanent Secretary at HM Treasury in January 2001. He had joined HM Treasury after leaving university. His early career included a period as Private Secretary to the Chancellor of the Exchequer and a two year secondment to Investors in Industry plc (3i). From 1997 until his retirement, his responsibilities included the legal framework for regulation of the UK financial services industry, public private partnerships, procurement policy including the private finance initiative and the Treasury's enterprises and growth unit. Sir Steve is a Director of Cazenove Group plc, Partnerships UK plc and The Royal Bank of Scotland Group plc. Sir Steve was appointed to the Board of Xstrata plc in February 2002.

5 Ian Strachan, aged 59, became Chairman of Instinet Group Inc in 2003, and is also a Director of Reuters PLC, Johnson Matthey plc, Transocean Inc, and Harsco Corporation. Mr Strachan was Deputy Chairman of Invensys plc from 1999 to 2000, and he was Chief Executive of BTR plc from 1996 to 1999. Mr Strachan joined Rio Tinto plc (formerly RTZ plc) as CFO in 1987, and became Deputy Chief Executive from 1991 to 1995. A resolution proposing Mr Strachan's appointment to the Board of Xstrata plc will be put to the shareholders at the forthcoming Annual General Meeting to be held on 8th May 2003.

6 Paul Hazen, aged 61, joined the Board of Xstrata AG in May 2000, and was appointed a Director of Xstrata plc in February 2002. Mr Hazen is former Chairman and CEO of Wells Fargo and Company. Mr Hazen retired in April 2001 as Chairman after a 30 year career with the Bank. Mr Hazen is currently Chairman of Accel-KKR and senior advisor to KKR. He also serves as Deputy Chairman and Director of Vodafone Group Plc and as a Director of Safeway, Inc., Phelps Dodge Corporation, Epiphany, Inc., Willis Group Ltd and KSL Recreation Corporation.



7 David Rough, aged 52, was Group Director (Investments) of Legal & General Group Plc from 1 June 1991 until 31 December 2001 when he stepped down prior to retiring from Legal & General in June 2002. As Group Director (Investments), Mr Rough headed all aspects of fund management within Legal & General Investments. Mr Rough joined Legal & General Investments as UK Equities Director in January 1989. Prior to this he worked as Investment Manager for Royal Insurance, which he joined in 1972. Mr Rough was appointed to the Board of Xstrata plc in April 2002.

8 David Issroff, aged 37, joined the Board of Xstrata AG in May 2000, and was appointed to the Board of Xstrata plc in February 2002. Mr Issroff joined Glencore South Africa in 1989. In 1992, he transferred to Glencore's head office in Switzerland with responsibility for the marketing of ferroalloys. In 1997, he was appointed Head of the Ferroalloys Division at Glencore International AG.

9 Santiago Zaldumbide, aged 60, Executive Director, Chief Executive of the Zinc Business and Executive Chairman of Asturiana de Zinc. Mr Zaldumbide was appointed to the Board of Xstrata plc in February 2002. He is a previous Chief Executive Officer and Director of Union Explosivos Rio Tinto and of Petroleos del Norte. In 1990, Petroleos del Norte became part of the Repsol Oil Group where Mr Zaldumbide was responsible for establishing the international structure of the enlarged Repsol Oil Group. In 1994 he was appointed Chief Executive Officer of the Corporacion Industrial de Banesto and in December 1997 Chairman and Chief Executive Officer of Asturiana de Zinc.

10 Robert MacDonnell, aged 65, joined the Board of Xstrata AG in May 1997, and was appointed to the Board of Xstrata plc in February 2002. Prior to joining Kohlberg Kravis Roberts & Co. in 1976, Mr MacDonnell was a Management Consultant at Arthur Andersen & Co. He subsequently formed his own firm, which specialised in small management buyouts. Mr MacDonnell became the first non-founding partner of KKR in 1982. As such, he participated in virtually all investment decisions until the firm expanded in the late 1980s. Mr MacDonnell is also currently a Director of Safeway, Inc., US Natural Resources, Inc, and Pacific Realty.

11 Dr Fred Roux, aged 55, joined Johannesburg Consolidated Investment Company Limited in 1976, where he held positions in the Finance, Base Metals, Gold and Platinum divisions. In 1990, he joined Gencor Limited where he became Chairman of Alusaf and Executive Director (responsible for Base Metals and Heavy Minerals). Since 1997, he has pursued private business interests in game ranching and safaris in South Africa. Dr Roux was appointed to the Board of Xstrata plc in February 2002.

12 Ivan Glasenberg, aged 46, is Chief Executive Officer of Glencore International, which he joined in 1984. Mr Glasenberg was appointed to the Board of Xstrata plc in February 2002. He worked in the coal department of Glencore in South Africa for three years and in Australia for two years. From 1989 to 1990, he managed Glencore International's Hong Kong and Beijing offices. In 1991 he became Head of the Coal Department and in 2002 Chief Executive Officer of Glencore International. He is also currently a Director of Anaconda Nickel Limited.

executive committee

Mick Davis Chief Executive

Trevor Reid Chief Financial Officer

Peter Coates Chief Executive Xstrata Coal

Peet Nienaber Chief Executive Xstrata Alloys

Santiago Zaldumbide Chief Executive Xstrata Zinc



Peter Coates


Peet Nienaber

executive management

Xstrata Alloys

Neil Crafford-Lazarus Financial Director

Deon du Preez Managing Director, Chrome Division

Wynand Meyjes Managing Director, Vanadium Division

Eric Ratshikohpha Executive Director, Corporate Development

Xstrata Coal

Garry Beck General Manager Marketing, Australia

Mick Buffier Chief Operating Officer, Australia

Peter Freyberg Chief Operating Officer, South Africa

Murray Houston General Manager Marketing, South Africa

Paul Jones General Manager Health, Safety and Environment

Earl Melamed Chief Financial Officer

Xstrata Zinc

Angel Abajo Manager Mining Operations

Iñigo Abarca Secretary General and Legal Counsel

Manuel Alvarez General Manager

Jaime Arias Manager of Smelting Operations, Spain

José Gomez Arnau Manager Commercial

Javier Herrero International Marketing

Juan León Manager Finance, Administration and Reporting

Rainer Menge Manager of Smelting Operations, Germany

Emilio Tamargo Manager Business Development

Corporate

Brian Azzopardi Group Controller

Gavin Carroll Head Internal Audit

Marc Gonsalves General Manager Corporate Affairs

Andrew Latham General Manager Corporate Development

Benny Levene Chief Legal Counsel

Shaun Usmar General Manager Corporate Development

Ian Wall Group Treasurer

directors' report

The Directors present their first Annual Report and Financial Statements for the financial period from incorporation on 31 December 2001 to 31 December 2002 for Xstrata plc (the "Company").

Results and Dividends

The Group profit for the first financial period, attributable to the members of Xstrata plc, amounted to US$142.3 million.

The Directors have declared a dividend of 20 cents per share, amounting to a total of US$50.3 million. The dividend will be presented for shareholder approval at the Annual General Meeting on 8 May 2003 and will be paid on 23 May 2003 to ordinary shareholders whose names were on the register on 2 May 2003.

Principal Activities and Review of the Business

The Company was incorporated as a private company limited by shares with the name Glassdesk Limited on 31 December 2001. On 18 February 2002, the Company changed its name to Xstrata Limited and on 20 February 2002 the Company re-registered as a public company and changed its name to Xstrata plc.

In March 2002, the Company acquired all of the assets and assumed all of the liabilities of Xstrata AG under a merger in compliance with the Swiss Code of Obligations. As a result of this merger, the Company issued shares to the former shareholders of Xstrata AG on the basis of 10 shares in the Company for every 1 share in Xstrata AG.

On 25 March 2002, the Company's ordinary shares were admitted to the Official List of the UK Listing Authority and trading commenced on the London Stock Exchange and the Swiss Stock Exchange.

The Company was admitted to the FTSE 100 Index in June 2002 and to the SPI Index in Switzerland simultaneously with the listing.

Xstrata plc is an international metals and mining company comprising three global businesses: Xstrata alloys, Xstrata Coal and Xstrata Zinc. The principal activities and performance of these and other Group businesses in the year ended 31 December 2002, together with an indication of likely future developments of the Company and its subsidiaries, are set out in the Chief Executive's, Financial and Operating Reviews on pages 5 to 52.

Research and Development

The Group business units carry out exploration and research and development activities that are necessary to support their operations.

Health, Safety and the Environment (HSE)

The Group recognises that the health and safety of its employees and the maintenance of high environmental performance standards are significant responsibilities involved in the conduct of its operations. The Group's aim is to be recognised as a leader in health, safety and environmental management.

Following its creation in March 2002, Xstrata plc established a new Health & Safety Policy and appointed a new Global Health, Safety and Environment Coordinator in March 2003, whose role is to implement the Policy across the Group's businesses and to manage the Company's interface with stakeholders in the areas of HSE.

Further details of the Group's health, safety and environmental performance can be found in the appropriate Health & Safety sections of the Operating Reviews (set out on pages 28 to 52). Additional information on the Xstrata Group's current HSE management and performance, and on its labour relations and corporate social involvement (CSI), is set out in a separate report which is available on the Xstrata website (www.xstrata.com).

Post Balance Sheet Events

In January 2003, the Group acquired a further 11.5% interest in a Coal Australia subsidiary company, Oakbridge Pty Ltd, for US$58 million from Tomen Corporation, increasing the percentage ownership in the subsidiary to 78%.

Political and Charitable Donations

Xstrata's corporate social involvement policy specifically excludes political donations. During the year, the Company made no political donations and the Group made charitable donations totalling US$634,000 worldwide.

Employee Policies and Involvement

The Group's policy is to communicate honestly with employees and encourage consultation between employees and management. In keeping with the Group's Statement of Business Principles, which is published separately and available on the website, no form of workplace discrimination is tolerated.

Disabled employees

The Group gives full consideration to applications for employment from disabled persons, where the requirements of the job can be adequately fulfilled by a handicapped or disabled person.

Where existing employees become disabled, it is the Group's policy, wherever practicable, to provide continuing employment under normal terms and conditions and to provide training and career development and promotion to disabled employees wherever appropriate.

Labour relations

The majority of the Group's approximate 11,500 employees worldwide are members of trade unions. In South Africa, the Group has a policy of recognising a trade union if its members make up more than half of the mine or plant's respective workforce. In addition, at each of the Group's South African operations, there is an annual collective bargaining process to determine the following year's rates of pay and general conditions. The Group believes that all of the Group's operations have, in general, good relations with their employees and unions.

Employee share schemes

Following the transfer of the entire undertaking of Xstrata AG to the Company, the Company has continued to pursue Xstrata AG's policy of encouraging employees to acquire Xstrata plc shares and linking a significant element of employees' variable reward to the performance of the Xstrata plc Group. Further details of the Company's share schemes are set out in Note 33 to the Financial Statements.

Corporate Governance

A report on corporate governance and compliance with the provisions of the Combined Code is set out on pages 61 to 65.

Directors and their Interests

The Directors as at 31 December 2002 were:

Executive	Non executive
Michael Davis	Willy Strothotte
Trevor Reid	David Rough (appointed 1 April 2002)
Santiago Zaldumbide	Ivan Glasenberg
	Paul Hazen
	David Issroff
	Robert MacDonnell
	Sir Steve Robson
	Dr Fred Roux

Unless otherwise stated, all the Directors were appointed on 25 February 2002. In accordance with the Articles of Association of the Company, all of the Directors listed above will retire at the forthcoming first Annual General Meeting and offer themselves for re-election. *Details of the resolutions that will be put to the Annual General Meeting are given in the Notice to the Annual* General Meeting.

Further details about the Directors and their roles within the Group are given in the Directors' biographies on pages 54 and 55.

Details of interests in the share capital of the Company of those Directors in office as at 31 December 2002 are given below:

Name of Director	Ordinary shares as at 31 December 2002	Name of Director	Ordinary shares as at 31 December 2002
Executive		**Non executive**	
Michael Davis	58,234	Willy Strothotte	0
Trevor Reid	16,180	David Rough	5,870
Santiago Zaldumbide	40,770	Ivan Glasenberg	0
		Paul Hazen	40,470
		David Issroff	0
		Robert MacDonnell	51,370
		Sir Steve Robson	0
		Dr Fred Roux	2,181

In addition to the above interests in shares, certain of the Directors also have interests in the share capital of the Company in the form of options to subscribe for shares. Details of these interests are disclosed in the Remuneration Report on pages 66 to 76.

The following also served as directors during the period from incorporation on 31 December 2001 to 31 December 2002:

Name of Director	Date of Appointment	Date of Resignation
Instant Companies Limited	31 December 2001	31 December 2001
Brian Azzopardi	31 December 2001	25 February 2002
Benny Levene	31 December 2001	25 February 2002
Dr Reto Domeniconi	25 February 2002	1 June 2002

It is the intention of the Board of Directors to recommend the appointment of Ian Strachan as an additional non executive Director and a resolution in respect of his appointment will be put to the forthcoming Annual General Meeting. Details of the resolution are given in the Notice to the Annual General Meeting and further details about Mr Strachan and his role within the Group are given in the Directors' biographies on pages 54 and 55.

Share capital

Details of the authorised and issued share capital of the Company, including the rights pertaining to each share class, are set out in Note 24 to the Financial Statements.

Under the Companies Act 1985, the Board is not able to allot shares except with the general or specific authority of the shareholders. An ordinary resolution will therefore be proposed at the forthcoming Annual General Meeting to authorise the Directors of the Company, in accordance with Section 80 of the Companies Act 1985 (the "Act"), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company up to an aggregate nominal amount of US$42,100,166 (equivalent to 84,200,333 ordinary shares of US$0.50 each), being the lesser of the Company's authorised but unissued share capital and one third of its issued capital.

This represents 33.33% of the issued ordinary share capital of the Company as at 5 March 2003. The authority extends until the earlier conclusion of the next Annual General Meeting and the date 15 months from the passing of this resolution. The Board does not have any present intention of exercising this authority other than for the purposes of the Company's employee share option schemes.

The Companies Act 1985 provides that, when equity securities are being issued for cash, such securities must first be offered to existing shareholders unless the Board is given a power to allot them without regard to that requirement. A Special Resolution will therefore be proposed at the forthcoming Annual General Meeting to empower the Board to allot for cash, equity securities of a nominal amount not exceeding US$6,315,025 (equivalent to 12,630,050 ordinary shares of US$0.50 each, representing 5% of the issued share capital) without first offering such securities to existing ordinary shareholders. The authority extends until the earlier of the conclusion of the next Annual General Meeting and the date 15 months from the passing of this resolution. Any issue of shares for cash will, however, still be subject to the requirements of the UK Listing Authority.

Major interests in shares

On 5 March 2003, the following major interests in the ordinary issued shares of US$0.50 each of the Company had been notified to the Company in accordance with Sections 198-208, Companies Act 1985:

Name of Shareholder	Number of ordinary shares of US$0.50 each	% of ordinary issued share capital
Glencore International AG	101,040,400	40.0%
The Capital Group Companies Inc.	38,560,756	15.3%
Standard Life Investments Limited	7,664,619	3.0%
Fidelity Investments	7,639,144	3.0%

Details of transactions between the Group and the shareholders detailed above are given in Note 31 to the Financial Statements.

Creditor Payment Policy and Practice

It is the Company's policy that payments are made in accordance with those terms and conditions agreed between the Company and its suppliers, provided that all trading terms and conditions have been complied with.

At 31 December 2002, the Company had no trade creditors.

Annual General Meeting

The Annual General Meeting of the Company will be held at Theater Casino Zug, Artherstrasse 2-4, 6300 Zug, Switzerland at 11.00am (Central European Time), with a satellite meeting held concurrently at City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP at 10.00am (British Summertime) on Thursday 8 May 2003.

The Notice convening the meeting is sent to shareholders separately with this report. Explanations of the items of special business to be considered at the meeting are given in the relevant sections of this report.

Auditors

A resolution to reappoint Ernst & Young LLP as auditors will be put to the members at the forthcoming Annual General Meeting.

On behalf of the Board

Trevor Reid
Finance Director
19 March 2003

corporate governance report

Introduction

From the date of incorporation to 25 March 2002, the date of listing on the London Stock Exchange, Xstrata plc (the "Company") was not subject to the rules of the UK Listing Authority. Following the listing on 25 March 2002, the Board has sought compliance with corporate governance best practice and this report details the steps that have been taken to achieve compliance with the Principles of Good Governance and Code of Best Practice contained in the Combined Code appended to the Listing Rules of the UK Listing Authority.

Statement by the Directors on compliance with the provisions of the Combined Code

Subsequent to the listing in March 2002, the Company has complied with the provisions of Section 1 of the Combined Code, except as indicated below in regard to the independence of the three non executive Directors (Willy Strothotte, Ivan Glasenberg and David Issroff), nominated by Glencore International AG ("Glencore"), a substantial shareholder in the Company, the membership of the Remuneration and Audit Committees and the process for identifying and evaluating business risks which was only introduced during the year.

Application of the Principles of the Combined Code

The Combined Code establishes 14 Principles of Good Governance divided into four areas: Directors', Directors' Remuneration, Relations with Shareholders and Accountability and Audit. The manner in which the principles have been adopted and applied by the Company is detailed below.

1. Directors

The Company's Board of Directors currently has 11 Directors; comprising three executive Directors and eight non executive Directors, including the Chairman. Ian Strachan was appointed as an independent external consultant to the Board with effect from 1 June 2002. The shareholders will be asked to vote on his proposed appointment to the Board at the Annual General Meeting. If Ian Strachan is appointed, there will be nine non executive Directors. Their biographies are set out on pages 54 and 55. Of the existing eight non executive Directors, five are considered by the Board to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement and three, Willy Strothotte, Ivan Glasenberg and David Issroff are Directors of Glencore. Willy Strothotte is Chairman, Ivan Glasenberg is Chief Executive and David Issroff is Head of the Ferroalloys Division, of Glencore International AG. The Board has reviewed these associations and considers the industry expertise and experience of these Directors beneficial to the Group. The non executive Directors possess a range of experience and are of sufficiently high calibre to bring independent judgement to bear on issues of strategy, performance, resources and standards of conduct which is vital to the success of the Group. The Board is responsible to shareholders for the proper management of the Group.

The Board has a formal schedule of matters specifically reserved to it for decision. All Directors have access to the advice and services of the Group Legal Counsel, who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. The Board is empowered to appoint and remove the Company Secretary. All Directors may take independent professional advice at the expense of the Company in the furtherance of their duties. On appointment, all Directors are advised of their duties, responsibilities and liabilities as a Director of a public listed company. The Company has a policy based on the Model Code published in the Listing Rules, which covers dealings in securities and applies to Directors, senior management and relevant employees.

The Board is responsible for the Company's objectives and policies and providing effective leadership and control required for a public company. The Board focuses on strategic issues, financial performance and critical business issues and meets at least four times a year. No meetings are held in the United Kingdom and the majority of meetings are held in Switzerland. The non executive Directors have a particular responsibility to ensure that the strategies proposed by the executive Directors are fully considered. To enable the Board to discharge its duties, all Directors receive appropriate and timely information and briefing papers are distributed to all Directors.

The Board has three formally constituted Committees, each of which has formal terms of reference.

Audit Committee

Following the resignation of Dr Reto Domeniconi on 1 June 2002, Sir Steve Robson was appointed the Chairman of this Committee. Dr Fred Roux, a non executive Director is the other member. Ian Strachan, an independent external consultant, whose appointment to the Board will be considered by shareholders at the next Annual General Meeting, attends the meetings by invitation. Pending Mr Strachan's appointment, the Committee consists of only two non executive Directors which is not in compliance with the Combined Code but this would be rectified by the proposed appointment of Mr Strachan at the Annual General Meeting, after which the Committee will then consist of three non executive Directors. The Committee meets no less than three times a year.

The Chief Executive, Finance Director, the Group Controller, a representative of the Company's external auditors and the Head of Internal Audit normally attend the meetings. Other Directors of the Company and senior management may also, on invitation by the Committee, attend and speak but not vote at any meeting of the Committee.

The Audit Committee is responsible for reviewing the effectiveness of the Company's risk management, internal control systems and the half year and annual financial statements before their submission to the Board and for monitoring the controls which are in force to ensure the integrity of the information reported to the shareholders. The Audit Committee advises the Board on the appointment of external auditors and on their remuneration both for audit and non-audit work, and discusses the nature, scope and results of the audit with external auditors. It also meets with the external auditors in the absence of management on a regular basis. The Committee regularly reviews the cost effectiveness, independence and objectivity of the external and internal auditors.

Nomination Committee

The Nomination Committee meets as required and is chaired by David Rough. Its other members are Ivan Glasenberg and Robert MacDonnell, both of whom are non executive Directors. The Committee, which provides a formal and transparent procedure, has responsibility for nominating candidates to fill Board vacancies and makes recommendations to the Board on Board composition and balance. Following the first Annual General Meeting of the Company, when all Directors will retire and seek re-election in accordance with the Company's Articles of Association, all Directors will be subject to re-election at least every three years. According to the Company's Articles of Association, the Board does not have the authority to fill a casual vacancy and any new Director can only be appointed by the shareholders at the next general meeting.

Remuneration Committee

The Company's Remuneration Committee is chaired by Willy Strothotte and its other members are David Rough and Paul Hazen, all of whom are non executive Directors. As stated above, Willy Strothotte is chairman of Glencore. The other members are independent. The Committee meets at least once a year.

The Committee has responsibility for the determination, within agreed terms of reference, of specific remuneration packages for the Chief Executive, Finance Director and each of the other Executive Directors, including pension rights, bonuses and compensation payments. Following the Company's admission to the London Stock Exchange, the Committee has responsibility for recommending to the Board grants of options and share awards under the Xstrata LTIP. The Committee utilises the services of KPMG as independent advisor on benchmarking and best practice.

Executive Committee

In addition to the three Board Committees, an Executive Committee has been appointed by Xstrata (Schweiz) AG, the main subsidiary of Xstrata plc. The Executive Committee obtains its responsibility and authority from the Xstrata (Schweiz) AG Board and is directly accountable to the plc Board. It is chaired by Michael Davis and comprises executive Directors, Trevor Reid (the Chief Financial Officer) and Santiago Zaldumbide (also Chief Executive of the Zinc business unit) together with Peter Coates and Peet Nienaber, respectively the Chief Executive Officers of the Coal and Alloys business units. Other members of the senior management are invited to attend Executive Committee meetings as required. The Executive Committee deals with a wide range of matters including the appointment of internal auditors, the approval of unbudgeted capital expenditure up to US$40 million, the approval of major acquisitions, disposals and mergers up to US$70 million, and initiating or defending litigation involving amounts of up to US$20 million. It meets at least six times per year. No meetings are held in the United Kingdom.

For certain less significant Group management decisions, there are specific delegated authorities, but as with the Executive Committee itself, none of the relevant meetings are held, or decisions made, in the United Kingdom.

2. Directors' Remuneration

Details of remuneration paid to the Directors are set out in the Remuneration Report on pages 66 to 76.

Share ownership

The non executive Directors are given the opportunity to notify the Company what proportion (if any) of the post-tax amount of their fees for each year they wish to apply to acquire ordinary shares. The price at which they may acquire these ordinary shares shall be the higher of the nominal value of the ordinary share and the exercise price which is set in respect of the next grant of options under the Xstrata LTIP following the notification.

3. Relations with Shareholders

The Board places considerable importance on effective communication with shareholders. All shareholders can obtain access to the annual report and accounts and other current information about the Company through the Company's website at www.xstrata.com. The Operating and Financial Reviews on pages 14 to 52 include a detailed report on the business and future developments. There is regular dialogue with institutional shareholders, including presentations after the Company's preliminary announcements of the year end results and at the half year. Care is taken to ensure that any price-sensitive information is released to all shareholders, institutional and private, at the same time in accordance with London and Swiss Stock Exchange requirements.

The Board will use the Annual General Meeting to communicate with private and institutional investors and welcomes their participation. The Chairman will aim to ensure that the Chairmen of the Audit, Remuneration and Nomination Committees are present at Annual General Meetings to answer questions. The number of proxy votes received for and against each resolution will be announced, after it has been dealt with on a show of hands, except for special resolutions, which must be voted on a poll. Details of resolutions to be proposed at the Annual General Meeting on 8 May 2003 can be found in the Notice of the Meeting.

4. Accountability and Audit

The Board is mindful of its responsibility to present a balanced and clear assessment of the Company's financial position and prospects. This assessment is primarily provided in the Chairman's Statement, Chief Executive's Report and Financial Reviews contained in this Report. An explanation of the respective responsibilities of the Directors and the auditors in respect of the preparation of the accounts is set out on pages 77 and 78. The Directors also set out on page 77 the basis of their view that the business is a going concern.

Internal Control

Introduction The Directors acknowledge that they are responsible for the system of internal control and for regularly reviewing its effectiveness. The principal aim of the system of internal control is the management of business risks that are significant to the fulfilment of Xstrata's business objectives with a view to enhancing over time the value of the shareholders' investment and safeguarding the assets. The internal control systems have been designed to manage rather than eliminate the risk of failure to achieve business objectives and provide reasonable, but not absolute assurance, against material misstatement or loss.

Guidance for Directors on the internal control aspects of the Combined Code ("Internal Control: Guidance for Directors on The Combined Code") was published in September 1999 and is known as the Turnbull Guidance. The Company did not comply with the Turnbull Guidance throughout the year. However, subsequent to the listing in March 2002, an ongoing process, described more fully below, has been introduced for identifying, evaluating and managing the significant risks faced by the Group.

Control environment The following key elements and procedures were established with a view to providing an effective internal control framework:

Organisational structure
A well-defined organisational structure with clear operating procedures, lines of responsibility and delegated authority has been established.

The way the Group conducts its business, expectations of management and key accountabilities are embodied in the Group's policies, its Statement of Business Principles and the Board Level Authority Limits.

The Group operates a decentralised management model with appropriate authority delegated to Commodity Business Unit Boards for the Coal, Alloys and Zinc businesses. The Business Units are responsible for profitability to the level of earnings before interest and taxation (EBIT). The Board sets overall policy and delegates the authority to implement that policy to its commodity business units and supporting functions.

Group policies are approved by the Executive Committee for application across the whole Group.

Risk identification and evaluation
The following ongoing process was introduced for identifying, evaluating and managing the significant risks faced by the Group. The output of the process has been reviewed by the Board and accords with the Turnbull Guidance.

- A value driven Group risk management policy was introduced with the stated objective of developing, implementing and maintaining a risk management programme to assist the Group in meeting all of its goals.
- A process of control and risk self assessment has been introduced in order to establish a common understanding and language relating to risk and provide a standard framework for assessing and reporting risks and the effectiveness of related controls throughout the Group.
- Through the self-assessment process, each business unit and the head office identified its major risks and associated internal controls and accountabilities and recorded these in comprehensive risk registers. The process was thorough and robust and has been integrated with business planning.
- Progress against plans, significant changes in the business risk profile and actions taken to address controls and mitigate risks are reported to the Executive Committee and the Board in the monthly management reports.

Information and financial reporting systems
Financial reporting to the Executive Committee and the Board has been enhanced during the year and the Group's comprehensive planning and financial reporting procedures include detailed operational budgets for the year ahead and a three-year plan, which is revised annually. The Board reviews and approves the budget and plan. Plans and budgets are prepared and updated on the basis of consistent economic assumptions determined by the Group Finance Function. Performance is monitored and relevant action taken throughout the year through the monthly reporting of key performance indicators, updated forecasts for the year together with information on the key risk areas.

Comprehensive monthly management reports on a divisional and consolidated basis, including updated forecasts for the year, are prepared and presented to the Executive Committee by the Group Controller. Detailed consolidated management accounts, together with an executive summary from the Chief Executive Officer, are circulated to all Directors on a monthly basis.

Investment appraisal
A budgetary process and authorisation levels regulate capital expenditure. For expenditure beyond specified levels, detailed written proposals are submitted for approval to the Executive Committee in accordance with Board delegated authority limits. A standardised format is used that includes a detailed calculation of return on equity. Reviews are carried out after the project is complete, and for some projects, during the construction period, to monitor progress against plan; major overruns are investigated. Commercial, legal and financial due diligence work, using outside consultants, is undertaken in respect of acquisitions as appropriate.

Treasury Committee

A Treasury Committee has been established as a sub-Committee of the Executive Committee. Its membership consists of the Chief Executive Officer, the Chief Financial Officer, the Group Treasurer and Group Controller. The Committee sets Group policy relating to all aspects of funding, management of interest rate and foreign exchange exposures and co-ordinates relationships with banks, rating agencies and other financial institutions. The C ommittee monitors all significant treasury activities undertaken by Group companies and ensures compliance with Group policy. The monthly report details the Group cash/debt position, review of covenants, exposures and hedging.

Internal Audit

A Group-wide internal audit function has been introduced utilising KPMG as outsourced service provider reporting to the Group Head of Internal Audit.

Risk-based internal audit plans covering the period to December 2003 have been approved by the Audit Committee.

Internal Audit is an important element of the overall process by which the Executive Committee and the Board will obtain the assurance it requires that risks are being properly identified, managed and controlled.

Audit Committees

The responsibilities of the Audit Committee are set out above.

In line with the commodity unit business model, subsidiary Audit Committees have been established for each of the major business units – Coal, Alloys and Zinc. The terms of reference of these Committees follow those of the Company's Audit Committee from which they obtain their delegated authority, meeting dates precede those of the Company's Audit Committee and reports on their deliberations and findings are presented to the Chairman of the Company's Audit Committee.

Review of effectiveness of the system of internal control

The process by which the Board satisfies its obligation to review the effectiveness of the system of internal control is as follows:

- The Board delegates its responsibilities to the Audit Committee.
- The Audit Committee reviews the process by which risks are identified and assessed and the effectiveness of the system of internal control by considering the following:
  - *summary reports from the Commodity Business Unit Audit Committees on their reviews of business unit managements'* reports on key issues, risks and internal controls and the internal and external auditors' reports
  - the half-yearly reports from executive management on results of operations and key issues
  - formal letters of representation from commodity business unit management to the Group Finance Director
  - reports from internal audit and the external auditors relating to the system of internal control and discussions with management on actions being taken to address identified control weaknesses and problems.
- At its regular meetings the Executive Committee reviews reports from the commodity business units and head office, comparing actual performance against target indicators and changes in key risks. The executive Director responsible for the relevant area reports on the actions being taken in regard to any problem areas identified.
- Finally, the Board considers reports from the Executive Committee and the Audit Committee during the year.

The Directors believe that the Group's system of internal control provides reasonable but not absolute assurance that problems are identified on a timely basis and dealt with appropriately.

The Directors confirm that they have reviewed the effectiveness of the system of internal control through the monitoring process set out above and are not aware of any significant weakness or deficiency in the Group's system of internal control for the year under review and up to the date of approval of the Annual Report.

remuneration report

Information not subject to audit

Consideration by the Directors of matters relating to Directors' remuneration

The Remuneration Committee is chaired by Willy Strothotte and its other members are David Rough and Paul Hazen. The Remuneration Committee, with the assistance of the Group's advisers, reviews the structure of remuneration for executive Directors on an on-going basis and has responsibility for the determination, within agreed terms of reference, of specific remuneration packages for the Chief Executive, Chief Financial Officer and Heads of the major operating subsidiaries or divisions of the Company ("Executive Group"), including pension rights, bonuses and any compensation payments.

The Remuneration Committee also has responsibility for determining grants of options and share awards under the Xstrata plc Long Term Incentive Plan ("the LTIP").

The Committee met twice during the year. The purpose and function of the Committee in future will not differ materially from this year.

The remuneration of non executive Directors will be considered by the Chairman and the executive Directors and will not be considered by the Remuneration Committee.

During 2002, the Remuneration Committee appointed the following advisers to provide services in relation to the structure of remuneration for executive Directors:

- Freshfields Bruckhaus Deringer – (who are also solicitors to the Company) provided assistance in relation to the service contracts of the executive Directors.
- JP Morgan – (who were sponsors to the Listing) provided advice on option pricing.
- KPMG – (who provide general tax, internal audit and sundry other advisory services to the Company) provided advice on the design and structure of the LTIP and the annual bonus plan and undertook a benchmarking exercise of executive Directors' remuneration.

Statement of Xstrata's policy on Directors' remuneration

At the time of the Listing, the Remuneration Committee adopted a policy of linking executive Directors' variable rewards to the performance of the Group and considers that a continuation of this policy in future is essential to align the interests of the executive Directors and key employees with the interests of shareholders. There is no specific policy of encouraging executive Directors to maintain a long-term shareholding as the remuneration policy is considered to achieve sufficient alignment of interests with shareholders.

Executive Directors

The policy will continue to be framed around the following principles for executive Directors:

- Remuneration arrangements will be designed to align with Xstrata's business strategy and to conform to best practice standards. A high proportion of the remuneration of executive Directors and senior management should be "at risk";
- Total reward packages will be set at levels that are competitive within the relevant market with the intention of positioning within the top quartile for outstanding performance;
- Total incentive-based rewards will be earned through the achievement of demanding performance conditions consistent with shareholder interests over the short, medium and long term; and
- Incentive plans, performance measures and targets will be structured to operate effectively and to encourage significant and sustained improvement in the underlying performance of the Group.

Elements of executive Directors' remuneration

Executive Directors' remuneration will continue to comprise the following principal elements:

- Base salary;
- Annual bonus plan (the "bonus plan");
- Residual entitlements under the Xstrata AG Share Option Schemes and individual arrangements as detailed below;
- Participation in the LTIP;
- Pension; and
- Other benefits including housing allowance (where essential for the performance of the duties) and permanent health, life and private medical insurance.

Base salary

The base salary of the executive Directors is subject to annual review. The Company will generally aim to pay top quartile packages when measured against a group of global comparators and the FTSE 100 and has instructed KPMG to carry out a benchmarking exercise to assist the Remuneration Committee in determining the appropriate levels of base salary for the following financial year. This exercise will be carried out at intervals (to be determined by the Remuneration Committee) to ensure that levels of base salary remain competitive and appropriate in the light of the Company's policy.

Santiago Zaldumbide has a professional services agreement with Asturiana (dated 29 January 1998) to act as Chairman and Chief Executive of Asturiana. The agreement expires on 29 January 2007 unless renewed by mutual agreement or terminated earlier either by Santiago Zaldumbide, giving three months' notice, or upon his removal as Chairman. Up until 31 December 2002, Santiago Zaldumbide was entitled to a total fee for the term of his agreement of €3,005,060 payable at a rate of €601,012 per annum less any fees received from certain specified external directorships. This fixed contract predates the acquisition of Asturiana. With effect from January 2003, the Remuneration Committee have concluded and have agreed with Santiago Zaldumbide that his annual fee should be subject to review in line with the other executive Directors. On termination of the agreement, other than on his voluntary termination or termination for gross negligence, Santiago Zaldumbide is entitled to receive a sum from the redemption of an insurance policy (acquired by Asturiana for a premium of €3,005,060), including any with profits bonus payable under the policy less the compensation received by him during the term of the agreement calculated as from 29 January 2003. This part of the agreement is not affected by the review.

On termination of the agreement by expiry of the fixed term, Santiago Zaldumbide is entitled to receive the capital redemption value of the policy, including the with profit bonus element, minus the aforementioned amount of €3,005,060 which he will already have received. Santiago Zaldumbide's entitlements under the insurance policy are in lieu of his receiving pension benefits. Santiago Zaldumbide's appointment as Director of Xstrata is on an indefinite basis subject to the existence of the agreement between Santiago Zaldumbide and Asturiana. Santiago Zaldumbide will receive no additional remuneration for his position as Director of the Company but is eligible to participate in the bonus plan and the LTIP.

The bonus plan

For the year ending 31 December 2003, all the executive Directors will be eligible to participate in the bonus plan.

The maximum bonus pool available for distribution to participants in the bonus plan will be calculated by reference to a fixed proportion of the net profits of the Group during the year to 31 December 2003 and in each following financial year. This proportion has been determined by the Remuneration Committee as 1% if the return on equity is less than 10%, 1.25% if the return on equity is 10% to 15% and 1.5% if the return on equity is greater than 15% for the year to 31 December 2003 and has been communicated to participants.

The payment of any bonus under the bonus plan will be subject to a hurdle rate (for the year ending 31 December 2003 it will be set such that the Group's return on equity will be at least equal to the Group's average cost of borrowing). If this hurdle is not reached, the bonus pool will be zero.

The amount of the bonus pool that is distributed in any one year, and the relative proportions payable to each participant, will be at the discretion of the Remuneration Committee. The Remuneration Committee will retain the discretion not to award a bonus to a participant, but instead make a contribution to a trust for the benefit of an employee (or employees) of an equivalent sum.

The amount of bonus payable under the bonus plan that any one participant is eligible to receive in cash in respect of any one year will be limited to 100% of the individual's base salary. Any amount in excess of the limit that would otherwise be payable to an individual in any one year under the bonus plan will be deferred for a period of one year and is conditional on the participant remaining in employment throughout the deferral period. Under the rules of the bonus plan, deferred amounts may, at the discretion of the Remuneration Committee, be payable in the form of cash or ordinary shares having an equivalent value at the date the bonus is determined and will be paid at the end of the deferral period, provided that the employee has remained in employment throughout. The total cash received plus the value of any deferred element may not exceed 200% of a participant's base salary in the year in which that bonus is calculated.

The Remuneration Committee will determine at the date of each award whether any deferred amount should be deferred into shares or cash.

There is no intention to use newly issued ordinary shares for the bonus plan and any shares required for the satisfaction of deferred bonuses will be acquired by market purchase.

Subsisting rights under Xstrata AG share schemes

Subsisting options held by Mick Davis and Trevor Reid, pursuant to terms on which they were recruited and the subsisting options of Santiago Zaldumbide and certain non executive Directors (see below) under certain share schemes previously operated by Xstrata AG, were converted into equivalent options over ordinary shares in the Company at the time of the listing of the Company's shares on the London Stock Exchange (the "Listing"), but otherwise continue to be subject to the terms and conditions of the relevant Xstrata AG share schemes. It is intended that the replacement options will, as far as possible, be satisfied by the transfer of ordinary shares in the Company held by the trustees of the Xstrata Employee Share Ownership Trust and the Xstrata Employee and Directors Share Ownership Trust. Whilst subsisting options continue to vest under these schemes, no future grants will be made.
Similarly, subsisting options, which had been previously granted to Mick Davis over shares in Xstrata AG owned by Glencore International, were also converted into equivalent options over ordinary shares in the Company on the Listing but otherwise continue to be subject to the same terms and conditions as applied originally. There is no intention for any further options to be granted by Glencore International.

LTIP

In order to remain competitive in attracting and retaining world class executive talent and to reflect best practice in the international market in which the Group operates, the Company has introduced the LTIP which provides the opportunity for significant wealth creation by participants if the Group achieves outstanding performance for shareholders. The LTIP is consistent with the Group's reward philosophy, which aims to provide superior rewards for outstanding performance and to provide a high proportion of "at risk" remuneration for executive Directors and senior management. The LTIP was designed to be, wherever possible, consistent with market practice for FTSE 100 companies and major sector peers and due consideration was given to the guidelines concerning corporate governance as set out in the Combined Code.

The LTIP provides for the grant of both contingent awards of free shares ("free share awards") and share options on the same occasion to the same individual. The two elements will be complementary and ensure that the cyclical nature of the industry does not have an excessively adverse effect on employee remuneration in circumstances where the performance of the Company has otherwise been good relative to that of competitors.

The free share awards will ensure that where the Company has performed well against a peer group of companies over a specified performance period participants will be rewarded, even if there is no substantial share price growth due to external factors such as commodity prices or general economic conditions. The option element will only allow participants to benefit provided shareholders also benefit from future share price growth. The options will also be subject to a comparative performance target to ensure that windfall growth in the share price as a result of external factors does not deliver rewards which are not justified by the performance of the Company relative to its peer group. The policy regarding performance targets is discussed in more detail below.

The number of ordinary shares over which options will be granted will be calculated using a Black Scholes valuation of the option (or a similar approach) which the Remuneration Committee considers represents more accurately both the cost to Xstrata of providing the benefit and the value of the option itself as a component of the total remuneration package. The option value at grant will not be less than 25% of the value of the underlying shares. In determining the value of free share awards the value of the underlying shares will be used.

Using the method above, the ratio of free share awards to share options for the first awards made after the Listing was 1:1, based on the value at the time of grant. The Remuneration Committee may change the ratio for future awards if it is thought appropriate and has decided that the ratio for future awards will in general continue to be 1:1 but this may vary for particular awards.

The Remuneration Committee has determined that annual awards will be made under the LTIP to minimise the impact of share volatility and to reflect existing best practice. The rules of the LTIP provide that the aggregate value of options and free share awards made to an individual in any one year may not exceed an amount equal to two times base salary in normal circumstances (although in exceptional circumstances the limit may be up to but not exceed four times base salary).

Pensions

Mick Davis and Trevor Reid have participated in money purchase retirement plans from their respective dates of joining the Group. The plans are designed so as to optimise taxation implications, having regard to the taxation and employment status of each executive.

Contributions will be calculated on actuarial advice with the objective of accumulating sufficient funds over the working lifetime of each executive to provide an overall target pension which will be equivalent to approximately 60% of final salary at normal retirement age, for executives who begin participating in the plans at the age of 40. The actual benefits payable will however be based on the amount which has accumulated in that member's money purchase account.

Such contributions are inclusive of any contributions from the relevant individuals. Employee contributions are currently payable at a rate of 0% of annual salary for Mick Davis and 5% for Trevor Reid.

As noted above, Santiago Zaldumbide receives no pension benefits under the terms of his fixed cost remuneration arrangement.

External appointments

Executive Directors are not permitted to hold external directorship or offices without approval of the Board.

Non executive Directors

Non executive Directors' remuneration will continue to comprise fees and residual entitlements under the Xstrata AG Share Option Schemes as detailed below:

The non executive Directors do not, and will not in the future, participate in the bonus plan or LTIP.

Fees

The level of fees for non executive Directors will be set at the level considered necessary to obtain the services of individuals with the relevant skills and experience to bring added depth and breadth to the composition of the Board.

Non executive Directors' fees are reviewed annually by the Chairman and executive Directors of the Board in the light of fees payable to non executive Directors for comparable companies and the importance attached to the retention and attraction of high calibre individuals as non executive Directors.

Non executive Directors are eligible to forego all or part of their Directors' fees to acquire shares in the Company, after deduction of applicable income tax and social security contributions.

Residual entitlements under Xstrata AG share schemes

Subsisting options held by Reto Domeniconi, Santiago Zaldumbide and Fred Roux under share schemes previously operated by Xstrata AG were converted into equivalent rights over ordinary shares in the Company at Listing but otherwise continue to be subject to the terms and conditions of the relevant Xstrata AG share scheme.

It is intended that the replacement options will, as far as possible, be satisfied by the transfer of ordinary shares in the Company held by the trustees of the Xstrata Employee and Directors Share Ownership Trust. Whilst subsisting options continue to vest under these schemes, no future grants will be made.

Reto Domeniconi resigned from the Board on 1 June 2002. The restricted shares awarded and options granted to him under the Xstrata AG Directors' Incentive Scheme remain unaffected by the termination of the Board membership and restrictions on the shares lift, and options vest and remain exercisable, pursuant to the terms of the Scheme Rules.

Summary of performance conditions of share options and LTIP awards

No executive Directors have currently been granted options or awards of free shares under the LTIP which are subject to performance conditions. The options (detailed above) granted prior to the Listing which the executive Directors continue to hold are not subject to performance targets.

Executive Directors are eligible for future grants of options and free share awards under the LTIP both of which will vest at the expiry of a three year performance period subject to the extent to which performance targets set by the Remuneration Committee at the time of grant (as outlined above) have been satisfied. Performance targets are not capable of being reset at the end of the performance period, so that any proportion of a free share award or option which does not vest after three years will lapse, although options will remain exercisable after vesting for a maximum of seven years or such shorter period as the Remuneration Committee may specify (after which they will lapse).

Options and free share awards will vest in full to the extent that the Group ranks within the top 20% of a specified peer group, and as to 50% if it ranks at the median of the peer group. In between these two points straight line vesting will apply. No options or free share awards will vest for below median performance.

In setting a performance condition the Remuneration Committee desired to set targets which require significant out-performance by the Group relative to its competitors. As explained above, the Remuneration Committee considered the cyclical nature of the market in which the Group operates in the design of the LTIP.

As regards the specific measure of performance, the Remuneration Committee decided that the total shareholder return ("TSR") measured against a peer group of specified comparators for both the contingent awards and options will be used since it is expected that both the Company's share price and that of its peers will be significantly influenced by the cycle in commodity prices. The longer term focus for the Group is to improve the share price by more than the equivalent increase in commodity prices over the course of the cycle. The Remuneration Committee does not consider a target based on EPS growth in excess of inflation to be appropriate. In addition, it is considered that there is no suitable published index which could be used. The Group's strategy involves a degree of smoothing of the commodity cycle by focusing on minerals which complement each other in terms of price cycles and therefore for these reasons the Remuneration Committee consider that a comparative approach using TSR measured against a specific peer group dovetails better with the Group's strategy. The Remuneration Committee is satisfied that TSR will be a genuine reflection of the Group's underlying financial performance.

In calculating the TSR, the share price of a notional parcel of shares of the Company and the companies in the specified peer group will be averaged over a period preceding the start and end of the relevant performance period. The Remuneration Committee has resolved that averaging over a three month period eliminates the volatility in spot share prices that could otherwise distort the assessment of whether the target has been met.

The TSR of the Company and each member of the peer group over any performance period is calculated by taking the difference between the closing value and the base value of 100 shares expressed as a percentage of the base value, on the assumption that any net dividend per share paid by any company during the relevant performance period is reinvested in shares on the last day of the month during which the relevant shares go ex-dividend. This calculation is subject to such adjustments to closing value and base value as the Remuneration Committee considers appropriate to reflect any variation of share capital or any merger, take-over, reconstruction or demerger or change in listing status by any member of the peer group or upon any other events which the Remuneration Committee considers may materially distort the calculation.

The peer group is currently as follows: Alcoa Inc; Anglo American plc; Rio Tinto plc; BHP Billiton plc; Alumina Ltd; Phelps Dodge Corporation; Umicore SA; Teck Cominco Ltd; MIM Holdings Ltd; and Noranda Inc.

The Remuneration Committee may, at its absolute discretion, vary, add, remove or alter the companies making up the peer group where events happen which cause the Remuneration Committee to consider that such a change is appropriate to ensure that the performance condition continues to represent a fair measure of performance provided that they reasonably consider the varied or amended performance condition is not materially more easy or more difficult to satisfy.

The Remuneration Committee may adopt different performance conditions during the life of the LTIP and may vary the ratio of free share awards to share options. Any new performance conditions would be no less demanding, and would be disclosed to shareholders in the Company's annual report. The Remuneration Committee does not currently propose any such amendments.

Residual entitlements to share options previously granted under the Xstrata AG Share Schemes described above and the option over shares in the Company held by Glencore granted to Mick Davis are not subject to performance conditions because they were originally granted under arrangements (which did not provide for awards to be subject to performance) which related to Xstrata AG prior to the Company becoming a UK listed company.

Relative importance of performance-related elements

The elements of remuneration of the executive Directors are as follows, with an indication of the extent to which they are related to performance:

Annual salary – not related to performance

Annual bonus – up to a maximum of 200% of annual salary subject to a hurdle rate that a bonus pool is only available if Xstrata's return on equity is at least equal to the Group's average cost of borrowing. Of this 100% of annual salary may be paid in cash in the year in which the bonus is determined and any excess over this limit will be deferred as described above. The bonus pool will vary with net profits achieved and the effective rate of return on equity and in allocating the bonus pool the Remuneration Committee will take into account, inter alia, the performance of eligible individuals

Residual entitlements of certain Directors, as described above, are not subject to performance conditions.

LTIP – options and free share awards normally subject to a maximum of 200% of annual salary (valued as described above).

Pension – defined contributions (employer) at a current overall rate of 21% of annual salary under both the Executive Pension Plan and the Funded Unapproved Retirement Benefits Scheme for Mick Davis and 18% of annual salary under both the Group Personal Pension Plan and the Funded Unapproved Retirement Benefits Scheme for Trevor Reid (and the resulting benefits) are not related to performance.

Other benefits are not related to performance. Of the housing allowance for Mick Davis is currently equivalent to 18% of his annual salary and 37% for Trevor Reid. Life, permanent health and private medical insurance contributions are currently equivalent to 2% of annual salary for Mick Davis and 3% for Trevor Reid.

Directors' service contracts
It is the Company's general policy that the period of notice required should not exceed 12 months. If it became necessary to offer a longer notice period to a new Director, such period should reduce after the initial period. Specific terms apply to Mick Davis and Trevor Reid and are set out in the section of this report headed Entitlements under Service Contracts.


Performance Graph
FTSE 100 Index
Xstrata plc
Value of Investment
£120
£100
£80
£60
£40
£20
£0
0%
-20%
-40%
-60%
-80%
-100%
20 – March 2002
31 – December 2002

The performance graph set out above shows the TSR for a holding of shares of the Company for the year ended 31 December 2002 compared with the TSR for a hypothetical holding of shares of the same kinds and number as those by reference to which the FTSE 100 index is calculated. The Board considers that the FTSE 100 represents the most appropriate of the published indices for these purposes.

The graph has been prepared for the financial year ended 31 December 2002 as this is the company's first financial year. The merger by means of which the Company acquired the entire undertaking of Xstrata AG and the subsequent increase in the size of the combined group's operations means that, in the opinion of the Board, it would not be meaningful to show TSR for Xstrata AG for the preceding four financial years.

TSR has been calculated with effect from 20 March 2002, the date conditional dealings in the shares commenced on the London Stock Exchange, assuming that an equivalent sum was invested on that day in shares of the Company and in the Index.

Net dividends are invested in additional shares and benefits receivable in the form of shares are also added to the relevant holding.

The TSR calculation also assumes that immediately before any liability to the Company in respect of the shares is due to be satisfied sufficient shares are sold from the holding to raise funds to meet the liability; for example, in the case of a rights issue sufficient rights are deemed to be sold to enable the proceeds to be invested in taking up as many rights as possible without injecting fresh funds.

Entitlements under service contracts

Executive Directors

Mick Davis and Trevor Reid have employment agreements with Xstrata Services (UK) Limited ("XSL") effective from 1 February 2002, but their services as Chief Executive and Chief Financial Officer respectively are provided to the Company under a secondment agreement entered into between the Company and XSL on 19 March 2002. Each of Mick Davis and Trevor Reid is seconded to the Company for a fixed term of two years thereafter renewable by either party for further periods of two years.

The employment of Mick Davis and Trevor Reid may be terminated by not less than 12 months' notice by XSL or the Director concerned or by a payment in lieu of notice by XSL. On a termination of the employment agreement by XSL in breach, or if Mick Davis or Trevor Reid resigns in circumstances where they either cannot in good faith be expected to continue in employment, each Director is entitled to be paid a sum equal to 150% of his annual salary and his previous year's bonus (plus any accrued basic salary and expenses) and to have all entitlements under his retirement benefit plans paid in accordance with the plan rules. As both Mick Davis and Trevor Reid participate in defined contribution arrangements it is not expected that any significant additional liability would arise in respect of retirement plan entitlements beyond that already accrued in the accounts.

In addition, each of the executive Directors is eligible to participate in the annual bonus plan, which provides that deferred amounts remain payable notwithstanding cessation of employment after the date a bonus is awarded other than in the event of dismissal for cause. In the case of termination by reason of death, injury, ill health or disability before the date the bonus is awarded for a financial year, or if the Remuneration Committee in its discretion so resolves, a proportion of the annual bonus pool may still be awarded subject to the normal discretion of the Remuneration Committee.

Trevor Reid is entitled to receive bonus payments as compensation for bonus and share option benefits he lost when he left his previous employment to join XSL of US$443,000 in January 2002, US$295,000 on 2 January 2003 and US$221,000 on 2 January 2004 providing he is in employment on those dates.

On termination of the agreement under which Santiago Zaldumbide receives a fixed fee for acting as Chairman of Asturiana, other than on his voluntary termination or termination for gross negligence, Santiago Zaldumbide is entitled to receive a sum from the redemption of an insurance policy acquired by Asturiana as described above. Santiago Zaldumbide is engaged as a Director of the Company on the terms of a letter of appointment dated 18 March 2002. The appointment is on an indefinite basis subject to the existence of the agreement between Santiago Zaldumbide and Asturiana, the terms and conditions of which are detailed above. Santiago Zaldumbide will receive no additional remuneration for his position as Director of the Company and is not entitled to any compensation in respect of the termination of his office as a Director of the Company.

Non executive Directors
Willy Strothotte is engaged by the Company as a non executive Director and Chairman on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months commencing on 25 February 2002 and terminable thereafter by six months notice by Willy Strothotte.

The Company may terminate Willy Strothotte's appointment at any time and on such termination Willy Strothotte will not be entitled to any compensation for loss of office. The term may be renewed by the Company.

David Rough is engaged by the Company as a non executive Director and Deputy Chairman on the terms of a letter of appointment. The appointment is for an initial fixed term of 36 months commencing on 1 April 2002 and terminable thereafter by six months notice by David Rough.

The Company may terminate David Rough's appointment at any time and on such termination David Rough will not be entitled to any compensation for loss of office. The term may be renewed by the Company.

David Issroff, Ivan Glasenberg, Paul Hazen, Robert MacDonnell, Fred Roux and Sir Steve Robson are each engaged by the Company as a non executive Director on the terms of a letter of appointment. Each appointment is for an initial fixed term of 36 months commencing on 25 February 2002 and terminable thereafter by six months notice by the Director.

Reto Domeniconi's appointment as a non executive Director commenced on 25 February 2002 and terminated on 1 June 2002. He was paid US$20,000 as a final settlement fee plus US$40,000 consultancy fee for the period 1 June 2002 to 31 December 2002 although he retains his residual entitlements detailed in "Residual entitlements under Xstrata AG share schemes".

The Company may terminate each non executive Director's appointment at any time and on such termination the Director will not be entitled to any compensation for loss of office. Each term may be renewed by the Company.

There is no arrangement under which a Director has agreed to waive future emoluments nor have there been any such waivers during the financial year.

There are no outstanding loans or guarantees granted or provided by any member of the Group to or for the benefit of any of the Directors.

No significant awards, other than those to Reto Domeniconi detailed above, have been made in the financial year to any past Directors.

Information subject to audit

Emoluments and compensation

The emoluments and compensation in respect of qualifying services of each person who served as Director during the year were as follows:

Director	Salary and fees US$	Bonus US$	Deferred Bonus US$	Housing allowances US$	Health, life and private medical insurance US$	Other benefits US$	Compensation loss of office US$	Total US$
Executives								
Mick Davis	1,000,000	1,000,000	124,000**	183,000	20,398			**2,327,398**
Trevor Reid	348,333*	380,000	40,000**	129,861*	10,761	443,000[2(a)]		**1,351,956**
Santiago Zaldumbide	567,686[5]	567,686[5]			7,340			**1,142,712**
Non executives								
Willy Strothotte	115,000							**115,000**
Dr Reto Domeniconi	20,000[2(b)]							**20,000**
Paul Hazen	70,000							**70,000**
David Issroff	60,000							**60,000**
Robert MacDonnell	70,000							**70,000**
Dr Fred Roux	70,000*							**70,000**
Ivan Glasenberg	58,333*							**58,333**
Sir Steve Robson CB	58,333*							**58,333**
David Rough	87,500*							**87,500**
	2,525,186	1,947,686	164,000	312,861	38,499	443,000	0	**5,431,232**

1 Salary and fees includes non executive Directors' fees which may be paid in shares.
2(a) Bonus payment received on joining XSL. See "Entitlements under service contracts" above.
2(b) See "Entitlements under service contracts" above for details.
3 *No consideration has been paid to or is receivable by third parties for making available the qualifying services of any Directors during the year* or in connection with the management affairs of Xstrata.
4 Based on the average Pound/Dollar exchange rate for the year of 1.5013.
5 Based on the average Euro/Dollar exchange rate for the year of 0.943.
6 Instant Companies Limited, Brian Azzorpardi and Benny Levene were not paid any emoluments or compensation in their capacity as Directors.
* Entitlement time apportioned based on commencement of Directorship during the year
** Deferred bonus payable in cash or shares

Share options

Details of share options of those Directors who served during the year are as follows:

Director	At date of appointment	Awarded	After conversion on merger	At 31 Dec 2002	Exercise price	Earliest date of exercise	Expiry date
Executives							
Mick Davis							
Service Contract Arrangements	29,500		295,000	295,000	£6.47	1 Oct 05	1 Oct 12
Service Contract Arrangements	29,500		295,000	295,000	see 1(b)	1 Oct 06	1 Oct 13
Glencore Option	88,500		885,000	885,000	CHF 20.50	19 Sep 04	19 Sep 11
Trevor Reid							
Service Contract Arrangements		29,500[1(a)]	295,000	295,000	CHF 18.90	31 Dec 04	31 Dec 11
Service Contract Arrangements		14,750[1(a)]	147,500	147,500	£6.21	15 Jan 06	15 Jan 13
Service Contract Arrangements		14,750[1(a)]	147,500	147,500	see 1(c)	15 Jan 07	15 Jan 14
Santiago Zaldumbide							
Xstrata AG Management and Employee Incentive Scheme	8,000		80,000	80,000	CHF 22.60	31 Jan 04	31 Jan 07
Non executives							
Dr. Reto Domeniconi							
1998 Xstrata AG Directors' Incentive Scheme	1,600		16,000	16,000	CHF 18.20	17 Mar 01	31 Jan 04
1999 Xstrata AG Directors' Incentive Scheme	1,315		13,150	13,150	CHF 33.60	1 Feb 02	31 Jan 05
2001 Xstrata AG Directors' Incentive Scheme	2,404		24,040	24,040	CHF 22.60	1 Feb 04	31 Jan 07
	5,319		53,190	53,190			
Dr Fred Roux							
2001 Xstrata AG Directors' Incentive Scheme	620		6,200	6,200	CHF 22.60	1 Feb 04	31 Jan 07
	161,439	59,000	2,204,390	2,204,390			

1(a) Options were granted on 15 January 2002.
1(b) The exercise price of these options will be determined on 1 October 2003.
1(c) The exercise price of these options will be determined on 15 January 2004.
2 The options are not subject to performance conditions as explained above.
3 During the year, no options were subject to a variation of terms and conditions other than the exchange of options over shares in Xstrata AG for equivalent options over shares in Xstrata plc pursuant to the merger.
4 During the year, no options were exercised.
5 The highest and lowest prices of the Company's shares during the year were £10.50 and £4.90 respectively. The price at the year end was £6.49.

LTIP

No awards were made to Directors under the LTIP during the year.

Pensions

Mick Davis and Trevor Reid have participated in defined contribution retirement benefit plans. During the year pension related payments were made as follows:

	Mick Davis US$	Trevor Reid US$	Total US$
Pension related payments	281,054	94,292	375,346

1 Further details of the pension arrangements are explained above.
2 Santiago Zaldumbide received no pension benefits under the terms of his fixed cost remuneration arrangement which is detailed above.
3 Based on the average Pound/Dollar exchange rate for the year of 1.5013.

This report has been approved by the Board.

Willy Strothotte
Chairman
19 March 2003

statement of directors' responsibilities in respect of the financial statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors confirm that they have complied with these requirements, and, having a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future, continue to adopt the going concern basis in preparing the financial statements.

independent auditors' report to the members of Xstrata plc

For the year ended 31 December 2002

To the members of Xstrata plc

We have audited the Group's financial statements for the year ended 31 December 2002 which comprise the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Cash Flow Statement, Consolidated Statement of Total Recognised Gains and Losses, Reconciliation of Consolidated Shareholders' Funds and the related Notes 1 to 36. These financial statements have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

independent auditors' report to the members of Xstrata plc

For the year ended 31 December 2002

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Chairman's Statement, Chief Executive's Review, Financial Review, Operating Reviews, Directors' Report, Corporate Governance Report, unaudited section of the Remuneration Report and Supplementary Information (unaudited). We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the profit of the Group for the year then ended; and the financial statements and the section of the Directors' Remuneration Report subject to audit, have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London
19 March 2003

consolidated profit and loss account

For the year ended 31 December

	Notes	2002 US$m	2001 US$m
Turnover			
Continuing operations:			
– Ongoing		**772.0**	613.6
– Acquisitions		**1,037.3**	–
Group turnover		**1,809.3**	613.6
Net operating costs before exceptional costs		**(1,547.0)**	(521.2)
Exceptional costs – impairment of assets	4	**(50.8)**	(45.5)
Net operating costs	5	**(1,597.8)**	(566.7)
Operating profit	6	**211.5**	46.9
Continuing operations:			
– Ongoing		**33.8**	46.9
– Acquisitions		**177.7**	–
		211.5	46.9
Income from interests in associated undertakings		**0.7**	–
Total operating profit		**212.2**	46.9
Continuing operations:			
– Profit on sale of fixed assets		**3.1**	0.5
– Loss on disposal of operations	8	**–**	(1.9)
Profit before interest and taxation		**215.3**	45.5
Interest receivable and similar income		**7.1**	2.1
Interest payable and similar charges	9	**(44.5)**	(23.7)
Profit on ordinary activities before taxation		**177.9**	23.9
Tax on profit on ordinary activities	10	**(29.8)**	(10.6)
Profit on ordinary activities after taxation		**148.1**	13.3
Equity minority interests		**(5.8)**	(2.0)
Attributable profit		**142.3**	11.3
Dividends to shareholders	12	**(50.3)**	–
Retained profit for the year		**92.0**	11.3
Earnings per share (US$) – basic	11	**0.65**	0.19
Earnings per share (US$) – diluted	11	**0.65**	0.19
Dividend per share (US$)	12	**0.20**	–

consolidated statement of total recognised gains and losses

For the year ended 31 December

	Note	**2002 US$m**	2001 US$m
Attributable profit		**142.3**	11.3
Translation adjustments on loans	26	**(13.1)**	21.7
Subsidiary net asset translation adjustments		**638.8**	(168.2)
Total recognised gains and losses for the year		**768.0**	(135.2)

reconciliation of consolidated shareholders' funds

For the year ended 31 December

	2002 US$m	2001 US$m
Total recognised gains and losses	**768.0**	(135.2)
Dividends	**(50.3)**	–
	717.7	(135.2)
Other movements:		
– New shares issued	**2,309.3**	–
Total movements during the year	**3,027.0**	(135.2)
Shareholders' funds at the beginning of the year	**539.1**	674.3
Shareholders' funds at end of the year	**3,566.1**	539.1

consolidated balance sheets

As at 31 December

	Notes	**2002 US$m**	2001 US$m
Fixed assets			
Intangible assets	13	**1,017.7**	146.4
Tangible assets	14	**3,254.7**	737.3
Investments:			
– Investment in associates	15	**0.7**	–
– Other investments	15	**181.2**	22.9
		181.9	22.9
		4,454.3	906.6
Current assets			
Stocks	16	**294.4**	144.7
Debtors: amounts falling due within one year	17	**277.3**	170.5
Debtors: amounts falling due after more than one year	17	**76.2**	13.2
Cash at bank and in hand	26	**88.7**	45.9
		736.6	374.3
Creditors: amounts falling due within one year	18	**(527.6)**	(228.7)
Net current assets		**209.0**	145.6
Total assets less current liabilities		**4,663.3**	1,052.2
Creditors: amounts falling due after more than one year	19	**(655.0)**	(422.0)
Provisions for liabilities and charges	23	**(251.1)**	(89.1)
Net assets		**3,757.2**	541.1
Equity minority interests		**(191.1)**	(2.0)
Attributable net assets		**3,566.1**	539.1
Capital and reserves			
Called up share capital	24, 25	**126.3**	29.5
Share premium account	25	**1,277.7**	–
Other reserves	25	**1,240.7**	305.9
Profit and loss account	25	**921.4**	203.7
Equity shareholders' funds		**3,566.1**	539.1

The financial statements on pages 79 to 125 were approved by the Board of Directors on 19 March 2003 and signed on its behalf by:

Willy Strothotte
Chairman

Michael Davis
Chief Executive Officer

consolidated statement of cash flows

For the year ended 31 December

	Notes	2002 US$m	2001 US$m
Net cash inflow from operating activities	26	**451.8**	158.4
Dividends received from associates		**0.3**	–
Returns on investments and servicing of finance			
Interest received		**5.1**	2.1
Interest paid		**(34.4)**	(22.4)
Interest element of finance lease rental payments		**(0.9)**	–
Loan arrangement fees		**(31.7)**	–
		(61.9)	(20.3)
Taxation paid		**(35.2)**	(11.8)
Capital expenditure and financial investment			
Payments to acquire tangible assets		**(163.8)**	(134.6)
Receipts from the sale of fixed assets		**12.9**	0.4
Receipts from rehabilitation trust fund		**0.7**	–
Acquisition of own shares		**(0.5)**	(1.6)
Disposal of own shares		**–**	1.0
		(150.7)	(134.8)
Acquisitions and disposals			
Disposal of operations		**0.7**	67.3
Purchase of operations		**(1,173.3)**	(453.6)
Cash acquired with operations		**87.4**	18.0
Net cash disposed of with operations		**–**	(0.9)
		(1,085.2)	(369.2)
Net cash outflow before financing		**(880.9)**	(377.7)
Financing			
Issue of ordinary share capital		**1,424.2**	–
Share issue costs		**(88.9)**	–
Increase in short-term loans		**2.1**	79.0
New long-term loans		**795.5**	358.6
Repayment of short-term loans		**(79.0)**	–
Repayment of long-term loans		**(1,131.8)**	(50.6)
Repayment of capital element of finance leases		**(1.2)**	–
		920.9	387.0
Increase in cash		**40.0**	9.3
Reconciliation of net cash flow to movement in net debt			
Increase in cash		**40.0**	9.3
Cash inflow from increase in loans		**(797.6)**	(437.6)
Cash outflow from loan arrangement fees		**31.7**	–
Repayment of loans		**1,210.8**	50.6
Cash outflow from finance leases		**1.2**	–
Change in net debt resulting from cash flows		**486.1**	(377.7)
Translation adjustments		**(13.9)**	21.7
Non-cash movements		**(4.7)**	–
Finance leases acquired with operations		**(18.1)**	–
Loans and bank overdrafts acquired with operations		**(566.8)**	(101.2)
Movement in net debt		**(117.4)**	(457.2)
(Net debt)/cash at start of year		**(456.5)**	0.7
Net debt at end of year	26	**(573.9)**	(456.5)

1. Principal Accounting Policies

Basis of preparation

These financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards. The Xstrata plc Group (Group) has adopted the following principal accounting policies:

Merger accounting

The statutory merger of Xstrata AG with the company has been accounted for using the merger method of accounting under which the results and cash flows of Xstrata AG are included in the financial statements from 1 January 2002 and its assets and liabilities are included at the amounts at which they were previously recorded, after adjusting to the Group's accounting policies. The comparatives for the Group balance sheet, profit and loss account and statement of cash flows have been restated to take account of the merger despite the fact that the holding company was incorporated on 31 December 2001, in order to compare meaningfully the performance of the underlying Group.

Basis of consolidation

The financial statements consolidate the accounts of Xstrata plc and its subsidiaries. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes.

Entities in which the Group holds an interest on a long-term basis and are jointly controlled by the Group and one or more other venturers are treated as joint ventures. The consolidated financial statements include the Group proportion of turnover, operating profit or loss, exceptional items, interest expense, taxation, gross assets and gross liabilities of joint ventures (the gross equity method).

Entities, other than subsidiaries and joint ventures, in which the Group has a participating interest and over whose operating and financial policies the Group exercises a significant influence are treated as associates. The consolidated financial statements include the Group proportion of the operating profit or loss, exceptional items, interest expense, taxation and net assets of associates (the equity method).

The Group has certain contractual arrangements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own. The financial statements includes the Group's share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro rata to the Group's interest in joint arrangement.

On the acquisition of a subsidiary, or of an interest in a joint venture, associate, or joint arrangement, the purchase consideration is allocated to the assets and liabilities on the basis of fair value at the date of acquisition. Those mineral reserves and resources that are able to be reliably valued are recognised in the assessment of fair values on acquisition. Other potential reserves, resources and mineral rights, for which in the Directors' opinion, values cannot be reliably determined, are not recognised. When the cost of acquisition exceeds the fair values attributable to the Group's share of the identifiable net assets the difference is treated as purchased goodwill. This is amortised on a straight-line basis over its useful economic life up to a presumed maximum of 20 years.

Foreign currencies

Transactions in foreign currencies are translated at the exchange rates ruling at the date of transaction or, where forward cover contracts have been arranged, at contractual rates. Monetary assets and liabilities denominated in foreign currencies are re-translated at year end exchange rates, or at a contractual rate if applicable.

Gains and losses on hedging transactions intended to hedge specific sales of goods are included in the measurement of the sale in the same period in which the revenues or costs from the hedged transaction are recorded.

On consolidation, profit and loss account items are translated at average rates of exchange. Balance sheet items are translated at year end exchange rates.

1. Principal Accounting Policies (continued)

Exchange differences on the re-translation of the investments in overseas subsidiaries, joint arrangements, joint ventures and associates at closing rates, together with differences between profit and loss accounts translated at average and at closing rates, are dealt with in reserves. Exchange differences on foreign currency borrowings financing those net investments, are also dealt with in reserves. All other exchange differences are charged or credited to the profit and loss account in the year in which they arise.

The following exchange rates have been applied:

	31 December 2002	**Average 2002 12 months**	31 December 2001	Average 2001 12 months
Australian Dollar (AUD)	**0.5618**	**0.5434**	0.5114	0.5167
Chilean Peso (CLP)	**718.61**	**692.32**	654.79	637.57
Euro (EUR)	**1.0495**	**0.9430**	0.8849	0.8946
Great Britain Pound (GBP)	**1.6100**	**1.5013**	1.4545	1.4407
South African Rand (ZAR)	**8.5702**	**10.5035**	12.0900	8.6249
Swiss Franc (CHF)	**1.3836**	**1.5553**	1.6749	1.6884

Turnover
Revenues associated with the sales of commodities are recognised when all significant risks and rewards of ownership of the asset sold are transferred to the customer, usually when the commodity is delivered to the shipping agent. Turnover is recognised at invoiced amounts, with most sales being priced free on board (fob), free on rail (for) or cost, insurance and freight (cif). Revenues from the sales of by-products are also included in turnover.

Cost of sales
Cost of sales represents product cost, determined by means of either the weighted average or first in first out (FIFO) method, and by applying full absorption costing of mining, processing and smelting overheads, plus any other costs directly attributed to the acquisition of materials.

Investments
The investments in the rehabilitation trust funds are measured at fair value based on the market price of the investments held by the trust fund.

Intangible assets
Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the fair value can be measured reliably on initial recognition, subject to the constraint that, unless the asset has a readily ascertainable market value, the fair value is limited to an amount that does not create or increase any negative goodwill arising on the acquisition.

Intangible assets are amortised using a straight-line method based on estimated useful lives, except those intangibles assets which the Directors regard as having indefinite useful lives, which are not amortised but are reviewed for impairment annually.

Tangible assets
Land and buildings, plant and equipment
The cost of each item of buildings, plant and equipment are depreciated over its useful life. Mine production assets are depreciated using a unit of production method based on estimated economically recoverable reserves, which results in a depreciation charge proportional to the depletion of reserves. Tangible assets unrelated to production are depreciated using the straight-line method based on estimated useful lives. Each item's estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property or plantation at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all mine buildings, machinery and equipment, with annual reassessments for major items. Changes in estimates which affect unit of production calculations are accounted for prospectively. Freehold land is not depreciated.

1. Principal Accounting Policies (continued)

The expected useful lives are as follows:

Buildings	15 – 40 years
Plant and Equipment	4 – 30 years
Furniture and Fixtures	5 – 15 years
Other	3 – 5 years

The net carrying amounts of mine buildings, machinery and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against the financial year in which this is determined.

Exploration and evaluation expenditure

Exploration and evaluation expenditure for each area of interest, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that one of the following conditions is met:

- such costs are expected to be recouped through successful development and exploration of the area of interest or alternatively, by its sale; or
- exploration and evaluation activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing.

Exploration expenditure which fails to meet at least one of the conditions outlined above is written-off.
Identifiable exploration and evaluation assets acquired are recognised as assets at their cost of acquisition. Exploration assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met.

Mineral properties and mine development expenditure

Costs of acquiring mineral properties are capitalised on the balance sheet in the year in which they are incurred. Capitalised costs (development expenditure) include interest and financing costs relating to the construction of plant and equipment and costs associated with a start up period where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Mineral properties and capitalised costs are, upon commencement of production, amortised using a unit of production method based on the estimated economically recoverable reserves to which they relate or are written–off if the property is abandoned or where there is a impairment in value.

Capital work in progress

Assets in the course of construction are capitalised in the capital work in progress account. On completion, the cost of construction is transferred to the appropriate category of tangible fixed assets. The cost of a tangible fixed asset comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Costs associated with a start up period are capitalised where the asset is available for use but incapable of operating at normal levels without a commissioning period. Capital work in progress is not depreciated.

Plantations

Plantations are recorded at cost. Development costs, interest and financing costs relating to the development of the plantations are deferred and amortised upon commencement of production, on a unit of production method based on the estimated future production from each plantation.

1. Principal Accounting Policies (continued)

Leasing and hire purchase commitments

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Group, and hire purchase contracts are capitalised in the balance sheet and are depreciated over their useful lives. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the balance sheet. The interest elements of the rental obligations are charged in the profit and loss account over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Rentals payable under operating leases are charged in the profit and loss account on a straight-line basis over the lease term.

Impairment

The carrying amounts of fixed assets are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on income generating units.

If the carrying amount of a fixed asset exceeds the recoverable amount, a provision is recorded to reflect the asset at the lower amount. In assessing recoverable amount for fixed assets, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal have been discounted to their present value using a market-determined discount rate.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes all costs incurred in bringing each product to its present location and condition. Stocks are categorised, as follows:

- raw materials and consumables: Materials, goods or supplies (including energy sources) to be either directly or indirectly consumed in the production process.
- work in progress: Items stored in an intermediate state that have not yet passed through all the stages of production.
- finished goods: Products and materials that have passed all stages of the production process.

Net realisable value is based on estimated selling price less any further costs expected to be incurred to completion and disposal.

Capital grants

Government grants in respect of capital expenditure are credited to a deferred income account and are released to the profit and loss account over the expected useful lives of the relevant assets by equal annual installments. Grants of a revenue nature are credited to income so as to match them with the expenditure to which they relate. Potential liabilities to repay grants either in whole or in part are provided for to the extent that the repayment is probable.

Environmental protection, rehabilitation and closure costs

Provision is made for close down, restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs, based on the estimated future costs. The provision is discounted where material and the unwinding of the discount is included in interest payable. At the time of establishing the provision, a corresponding asset is capitalised (where it gives rise to a future benefit) and depreciated over future production from the mine to which it relates. The provision does not include allowances for unforeseeable events.

The provision is reviewed on an annual basis for changes in cost estimates or life of operations.

1. Principal Accounting Policies (continued)

Provisions for liabilities and charges

Provisions are recognised when the Group has a present obligation, as result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date that will result in an obligation to pay more, or a right to pay less tax in the future. In particular:

- provision is made for tax on gains arising from the disposal of fixed assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned.. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;
- provision is made for deferred tax that would arise on remittance of the retained earnings of overseas entities only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and
- deferred tax assets are recognised only to the extent that, it is considered that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Derivative instruments

The Group uses foreign currency contracts to reduce short-term exposure to foreign exchange movements of the AUD and EUR to the US$. The Group considers that its derivative instruments qualify for hedge accounting when certain criteria are met.

The criteria for forward foreign currency contracts are:

- the instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified;
- it must involve the same currency as the hedged item; and
- it must reduce the risk of foreign currency exchange movements on the operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed, or probable, future transaction, are deferred until the transaction occurs.

The Group uses zinc futures to reduce the effect of market price fluctuations on the sale of zinc. The futures are matched to purchases of the zinc concentrate and typically expire in three to four months. The zinc futures are marked to market with gains and losses recognised in the profit and loss account.

Pensions and other post–retirement obligations

The Group's contributions to its defined contribution pension plans are charged to the profit and loss account in the year to which they relate. The Group has no material defined benefit pension or post-retirement benefit schemes.

Capital instruments

Shares are included in shareholders' funds. Other instruments are classified as liabilities if they contain an obligation to transfer economic benefits and if not they are included in shareholders' funds.

1. Principal Accounting Policies (continued)

Financial liabilities

Loans are recognised at inception at the fair value of the proceeds received net of issue costs. The finance cost recognised in the profit and loss account is allocated to period over the term of the loan at a constant rate on the carrying amount.

Research and development

Research and development expenditure is written off as incurred, except that development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured. Any expenditure carried forward is amortised in line with the expected future sales from the related project.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Use of estimates

The preparation of these accounts in conformity with generally accepted accounting practice requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the accounts and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

2. Changes in Group companies

Xstrata plc

In March 2002, Xstrata AG was merged into Xstrata plc, a public limited company incorporated in England and Wales on 31 December 2001. This was structured as a statutory merger under Swiss law that enabled Xstrata AG to be merged into Xstrata plc, without Xstrata AG being liquidated. Merger accounting principles have been applied to reflect this combination. The Company has taken advantage of merger relief under s131 Companies Act 1985 in recording the shares issued under this arrangement. Prior to the merger, substantially all of Xstrata AG's assets and liabilities, including investments in subsidiaries, were contributed to Xstrata (Schweiz) AG, a 100% owned subsidiary, in exchange for the issue of additional shares in Xstrata (Schweiz) AG (refer to notes 24 and 25).

Duiker and Enex Group

Effective 1 March 2002, the Company acquired 100% of the issued share capital of Glencore Overseas AG (of which Enex Resources Limited is a wholly owned subsidiary), Duiker Marketing AG and Duiker Mining (Proprietary) Limited for cash and 78.6 million ordinary shares in Xstrata plc with an aggregate value of US$2,074.9 million (including acquisition costs of US$7.0 million). In addition, the Company assumed the net indebtedness of Glencore Overseas AG, Duiker Marketing AG and Duiker Mining (Proprietary) Limited and each of their subsidiaries, amounting to US$505.1 million. The fair value of net assets acquired was US$2,074.9 million.

2. Changes in Group companies (continued)

Net assets at the date of acquisition are as follows:

US$m	Book value	Revaluation adjustments	Fair value to Group
Duiker Group			
Intangible assets*	–	681.6	681.6
Tangible assets*	375.2	49.4	424.6
Investments	17.3	–	17.3
Stocks	30.7	–	30.7
Debtors due within one year	56.7	–	56.7
Debtors due after one year	17.4	–	17.4
Cash	25.4	–	25.4
Creditors due within one year**	(64.4)	(2.2)	(66.6)
Creditors due in more than one year	(53.1)	–	(53.1)
Provisions for liabilities and charges	(59.7)	–	(59.7)
Attributable net assets	345.5	728.8	1,074.3
Discharged by:			
Consideration – cash			1,074.3
Enex Group			
Tangible assets*	709.5	864.2	1,573.7
Investments*	5.5	25.0	30.5
Stocks	46.4	–	46.4
Debtors due within one year	68.5	–	68.5
Debtors due after one year	81.3	–	81.3
Cash	62.0	–	62.0
Creditors due within one year***	(107.4)	(4.0)	(111.4)
Creditors due in more than one year	(528.6)	–	(528.6)
Provisions for liabilities and charges	(51.7)	–	(51.7)
Net assets	285.5	885.2	1,170.7
Equity minority interests			(170.1)
Attributable net assets			1,000.6
Discharged by:			
Consideration – cash			26.6
Consideration – shares			974.0
			1,000.6
Total attributable net assets			2,074.9
Discharged by:			
Consideration – cash			1,100.9
Consideration – shares			974.0
			2,074.9

*The revaluation adjustments relate to a revaluation of ports, export rights, mineral rights, plant and equipment to their fair value at the date of acquisition.
**The revaluation adjustment was to increase the mine closure provision at Strathrae.
***The revaluation adjustment was to provide for US$/AUD foreign exchange contracts that were in mark to market loss positions at the date of acquisition.

2. Changes in Group companies (continued)

During the year ended 31 December 2002 the Duiker Group contributed US$100.4 million to the Group operating cash flows, paid US$1.2 million in respect of net returns on investments and servicing of finance, paid US$18.9 million in respect of taxation and utilised US$62.2 million for capital and financial investment.

The Duiker Group earned a profit after tax of US$93.2 million in the year ended 31 December 2002 (2001 US$154.1 million) of which US$18.0 million arose in the period from 1 January 2002 to 28 February 2002. The summarised profit and loss account for the period from 1 January 2002 to the date of acquisition is as follows:

	US$m
Turnover	59.4
Operating profit	22.9
Profit before tax	22.3
Taxation	(4.3)
Attributable profit	18.0

There were no other recognised gains and losses in the two months ended 28 February 2002.

During the year ended 31 December 2002 the Enex Group contributed US$141.9 million to the Group operating cash flows, received US$0.1 million in respect of net returns on investments and servicing of finance, paid US$10.9 million in respect of taxation and utilised US$68.6 million for capital and financial investment.

The Enex Group earned a profit after tax and minority interests of US$116.6 million in the year ended 31 December 2002 (2001 US$84.7 million) of which US$14.3 million arose in the period from 1 January 2002 to 28 February 2002. The summarised profit and loss account for the period from 1 January 2002 to the date of acquisition is as follows:

	US$m
Turnover	122.6
Operating profit	25.9
Profit before tax	24.2
Taxation	(8.5)
Minority interests	(1.4)
Attributable profit	14.3

There were no other recognised gains and losses in the two months ended 28 February 2002.

Ravensworth and Narama Operations
On 14 March 2002, the Group acquired the Ravensworth and Narama operations for cash of US$72.4 million. The fair value of net assets acquired was US$72.4 million.

2. Changes in Group companies (continued)

Net assets at the date of acquisition are as follows:

US$m	Book value	Revaluation adjustments	Fair value to Group
Tangible assets*	32.2	62.6	94.8
Stocks	2.2	–	2.2
Debtors	6.8	–	6.8
Creditors due within one year**	(16.8)	(14.6)	(31.4)
Attributable net assets	24.4	48.0	72.4
Discharged by:			
Consideration – cash			72.4

*The revaluation adjustment was to revalue mineral rights to their fair value.
**The revaluation adjustment was to provide for out of the money mine contracts.

During the year ended 31 December 2002 the Ravensworth contributed US$2.0 million to the Group operating cash flows, paid US$2.1 million in respect of taxation and utilised US$4.2 million for capital and financial investment. The assets acquired were part of a larger Group and pre-acquisition profit and loss results are not available on a comparable basis.

Nordenham Zinc Smelter

The Group acquired the Nordenham zinc smelter on 31 December 2002. Refer to note 15 for further details.

Asturiana de Zinc SA

On 3 May 2001, the Group acquired Asturiana de Zinc SA for a consideration of US$453.6 million. A US$24.4 million revaluation adjustment was made to decrease deferred tax benefits, increase deferred tax liabilities and provision for taxation that had previously been recognised at the acquisition date. These relate to tax losses that are no longer considered more likely than not to be recoverable.

US$m	Fair value as previously reported	Revisions	Final fair value to Group
Tangible assets	439.9	–	439.9
Stocks	62.5	–	62.5
Debtors	56.8	(3.0)	53.8
Cash	20.0	–	20.0
Creditors due with in one year	(129.3)	(7.0)	(136.3)
Creditors due in more than one year	(53.7)	–	(53.7)
Provision for liabilities and charges	(38.6)	(14.4)	(53.0)
Net Assets	357.6	(24.4)	333.2
Equity minority interests	(16.1)	–	(16.1)
Attributable net assets	341.5	(24.4)	317.1
Goodwill arising on acquisition	112.1	24.4	136.5
	453.6	–	453.6
Discharged by:			
Consideration – cash	453.6		453.6

3. Segmental Analysis

By Area of Activity for the year ended 31 December 2002

		Alloys			Other		
US$m	Coal	Chrome	Vanadium	Zinc	Magnesium	Forestry	**Total**
Turnover							
Continuing operations	1,037.3	290.2	76.4	400.0	3.2	2.2	**1,809.3**
Turnover of the following acquisitions is included above:							
– Duiker Group	319.8	–	–	–	–	–	**319.8**
– Enex Group	717.5	–	–	–	–	–	**717.5**
EBITDA*							
Continuing operations	278.7	62.8	10.4	88.4	(4.9)	0.4	**435.8**
Common costs and income							**(22.1)**
EBITDA							**413.7**
Operating profit							
Continuing operations	177.7	55.7	(21.5)	54.3	(30.2)	(0.5)	**235.5**
Common costs and income							**(24.0)**
Operating profit	177.7	55.7	(21.5)	54.3	(30.2)	(0.5)	**211.5**
Income from associates	0.7	–	–	–	–	–	**0.7**
Profit on sale of fixed assets	3.0	0.1	–	–	–	–	**3.1**
EBIT**	181.4	55.8	(21.5)	54.3	(30.2)	(0.5)	**215.3**
Net interest and similar charges							**(37.4)**
Profit on ordinary activities before taxation							**177.9**
Operating profit of the following acquisitions is included above:							
– Duiker Group	77.1	–	–	–	–	–	**77.1**
– Enex Group	100.6	–	–	–	–	–	**100.6**
Tangible assets							
Continuing operations	2,392.2	281.4	83.8	463.2	–	31.8	**3,252.4**
Unallocated tangible assets							**2.3**
Tangible assets							**3,254.7**
Net current assets							
Continuing operations	148.1	119.3	46.8	53.8	2.2	1.3	**371.5**
Unallocated net current assets							**(162.5)**
Net current assets							**209.0**
Attributable net assets							
Continuing operations	3,096.5	245.3	122.6	612.6	2.2	21.0	**4,100.2**
Unallocated attributable net assets							**(534.1)**
Attributable net assets							**3,566.1**

3. Segmental Analysis *(continued)*

US$m	Coal	Alloys Chrome	Vanadium	Zinc	Other Magnesium	Forestry	**Total**
Attributable net assets of the following acquisitions is included above:							
– Duiker Group	1,409.9	–	–	–	–	–	**1,409.9**
– Enex Group	1,686.6	–	–	–	–	–	**1,686.6**
Capital expenditure							
Continuing operations	111.1	7.3	1.1	30.2	0.6	1.7	**152.0**
Unallocated capital expenditure							**2.1**
Capital expenditure							**154.1**
Capital expenditure of the following acquisitions is included above:							
– Duiker Group	44.8	–	–	–	–	–	**44.8**
– Enex Group	66.3	–	–	–	–	–	**66.3**

*Earnings before interest, taxation, depreciation and amortisation.
**Earnings before interest and taxation.

By Area of Activity for the year ended 31 December 2001

US$m	Coal	Alloys Chrome	Vanadium	Zinc	Other Magnesium	Forestry	**Total**
Turnover							
Continuing operations	–	257.7	63.5	266.6	–	25.8	**613.6**
EBITDA							
Continuing operations	–	64.3	9.2	65.9	(4.1)	0.8	**136.1**
Common costs and income							**(10.1)**
EBITDA							**126.0**
Operating profit							
Continuing operations	–	59.3	(42.4)	44.8	(5.0)	0.5	**57.2**
Common costs and income							**(10.3)**
Operating profit							**46.9**
Profit on sale of fixed assets							**0.5**
Loss on disposal of operations							**(1.9)**
EBIT	–	59.3	(42.4)	44.8	(5.0)	0.5	**45.5**
Net interest and similar charges							**(21.6)**
Profit on ordinary activities before taxation							**23.9**
Tangible assets							
Continuing operations	–	189.9	104.6	387.8	21.8	32.6	**736.7**
Unallocated tangible assets							**0.6**
Tangible assets							**737.3**

3. Segmental Analysis (continued)

US$m	Coal	Alloys Chrome	Alloys Vanadium	Zinc	Other Magnesium	Other Forestry	**Total**
Net current assets							
Continuing operations	–	99.0	24.0	80.5	0.5	1.2	**205.2**
Unallocated net current assets							**(59.6)**
Net current assets							**145.6**
Attributable net assets							
Continuing operations	–	188.0	106.6	548.0	25.3	21.8	**889.7**
Unallocated attributable net assets							**(350.6)**
Attributable net assets							**539.1**
Capital expenditure							
Continuing operations	–	30.5	4.0	69.5	21.8	3.7	**129.5**
Unallocated capital expenditure							**13.4**
Capital expenditure							**142.9**

By Geographical Region for the year ended 31 December 2002

US$m	Africa	Americas	Asia	Australia	Middle East	Europe	**Total**
Turnover by origin							
Continuing operations	677.3	5.4	–	726.6	–	400.0	**1,809.3**
Turnover of the following acquisitions is included above:							
– Duiker Group	319.8	–	–	–	–	–	**319.8**
– Enex Group	–	–	–	717.5	–	–	**717.5**
Turnover by destination							
Continuing operations	98.3	85.9	646.6	129.6	34.4	814.5	**1,809.3**
EBITDA							
Continuing operations	188.5	(4.5)	–	163.4	–	88.4	**435.8**
Common costs and income							**(22.1)**
EBITDA							**413.7**
Operating profit							
Continuing operations	153.5	(30.7)	–	58.4	–	54.3	**235.5**
Common costs and income							**(24.0)**
Operating profit							**211.5**
Income from associates	–	–	–	0.7			**0.7**
Profit on sale of fixed assets	3.0	–	–	0.1	–	–	**3.1**
EBIT	156.5	(30.7)	–	59.2	–	54.3	**215.3**
Net interest and similar charges							**(37.4)**
Profit on ordinary activities before taxation							**177.9**

3. Segmental Analysis (continued)							
US$m	Africa	Americas	Asia	Australia	Middle East	Europe	**Total**
Operating profit of the following acquisitions is included above:							
– Duiker Group	77.1	–	–	–	–	–	**77.1**
– Enex Group	–	–	–	100.6	–	–	**100.6**
Tangible assets							
Continuing operations	947.5	31.8	–	1,809.9	–	463.2	**3,252.4**
Unallocated tangible assets							**2.3**
Tangible assets							**3,254.7**
Net current assets							
Continuing operations	190.7	3.5	–	123.5	–	53.8	**371.5**
Unallocated net current assets							**(162.5)**
Net current assets							**209.0**
Attributable net assets							
Continuing operations	1,777.5	23.2	–	1,686.9	–	612.6	**4,100.2**
Unallocated attributable net assets							**(534.1)**
Attributable net assets							**3,566.1**
Attributable net assets of the following acquisitions is included above:							
– Duiker Group	1,409.9	–	–	–	–	–	**1,409.9**
– Enex Group	–	–	–	1,686.6	–	–	**1,686.6**
Capital expenditure							
Continuing operations	53.1	2.3	–	66.4	–	32.3	**154.1**
Capital expenditure of the following acquisitions is included above:							
– Duiker Group	44.8	–	–	–	–	–	**44.8**
– Enex Group	–	–	–	66.3	–	–	**66.3**

3. Segmental Analysis (continued)

By Geographical Region for the year ended 31 December 2001

US$m	Africa	Americas	Asia	Australia	Europe	**Total**
Turnover by origin						
Continuing operations	310.3	25.8	–	10.9	266.6	**613.6**
Turnover by destination						
Continuing operations	16.6	41.3	105.4	0.2	450.1	**613.6**
EBITDA						
Continuing operations	85.8	(3.3)	–	(12.3)	65.9	**136.1**
Common costs and income						**(10.1)**
EBITDA						**126.0**
Operating profit						
Continuing operations	77.9	(4.5)	–	(61.0)	44.8	**57.2**
Common costs and income						**(10.3)**
Operating profit						**46.9**
Profit on sale of fixed assets						**0.5**
Loss on disposal of operations						**(1.9)**
EBIT	77.9	(4.5)	–	(61.0)	44.8	**45.5**
Net interest and similar charges						**(21.6)**
Profit on ordinary activities before taxation						**23.9**
Tangible assets						
Continuing operations	266.5	54.4	–	28.0	387.8	**736.7**
Unallocated tangible assets						**0.6**
Tangible assets						**737.3**
Net current assets						
Continuing operations	121.8	1.7	–	1.2	80.5	**205.2**
Unallocated net current assets						**(59.6)**
Net current assets						**145.6**
Attributable net assets						
Continuing operations	265.5	47.1	–	29.1	548.0	**889.7**
Unallocated attributable net assets						**(350.6)**
Attributable net assets						**539.1**
Capital expenditure						
Continuing operations	32.1	25.5	–	2.4	82.9	**142.9**

4. Exceptional Costs – Impairment of Assets	**2002 US$m**	2001 US$m
Vanadium – Australia	**28.6**	45.5
Magnesium	**22.2**	–
	50.8	45.5

Due to depressed market conditions, operational difficulties and forecasted future operating losses, an additional provision of US$28.6 million (2001 US$45.5 million) was recorded to reflect impairment in the carrying value of the Windimurra vanadium plant in Australia, reducing its carrying value to US$nil at 31 December 2002. The fair value of the operation is very sensitive to the long term US$/AUD exchange rate and vanadium pentoxide price.

Due to current market conditions and forecast future operating losses, a provision of US$22.2 million was recorded to reduce the carrying value of the Magnesium recycling plant, technology rights and a long-term receivable in the United States of America to US$nil at 31 December 2002.

There is no tax effect relating to these exceptional costs.

5. Net Operating Costs	**Acquisitions US$m**	**Ongoing US$m**	**2002 Total US$m**
Continuing operations:			
Cost of sales – pre-exceptional costs	**666.0**	**571.6**	**1,237.6**
Exceptional costs – impairment of assets (refer to note 4)	**–**	**50.8**	**50.8**
Cost of sales	**666.0**	**622.4**	**1,288.4**
Distribution costs	**168.5**	**70.0**	**238.5**
Administrative expenses	**20.6**	**35.2**	**55.8**
Other operating expenses	**4.5**	**10.6**	**15.1**
Net Operating Costs	**859.6**	**738.2**	**1,597.8**

	2001 Total US$m
Continuing operations:	
Cost of sales – pre-exceptional costs	437.1
Exceptional costs – impairment of assets (refer to note 4)	45.5
Cost of sales	482.6
Distribution costs	64.7
Administrative expenses	24.8
Other operating income	(5.4)
Net Operating Costs	566.7

6. Operating Profit This is stated after charging/(crediting):	**2002** **US$m**	2001 US$m
Auditors remuneration:		
– Group auditors – UK	**0.2**	–
– Group auditors – overseas	**1.0**	0.5
– Other auditors	**0.1**	–
	1.3	0.5
Amounts paid to auditors for non audit work:		
Group auditors		
– IPO and acquisitions	**13.7**	0.3
– Taxation	**0.9**	0.7
– Other	**0.3**	–
Other audit firms		
– Internal audit	**0.3**	–
– Other	**0.8**	0.1
	16.0	1.1
Depreciation of owned assets	**134.7**	29.4
Depreciation of assets held under finance leases and hire purchase contracts	**4.9**	–
Impairment of assets	**50.8**	45.5
	190.4	74.9
Amortisation of goodwill	**6.4**	4.0
Amortisation of other intangibles	**1.6**	2.6
	8.0	6.6
Operating lease rentals – property	**0.7**	0.2
Operating lease rentals – plant and equipment	**2.4**	0.4
	3.1	0.6
Government grants received	**(2.6)**	–
Research and development written-off	**0.1**	0.8
Royalties	**34.2**	0.6

The Group audit fees include US$46,000 (2001 US$39,000) in respect of the parent company.

7. Staff Costs

	2002 US$m	2001 US$m
Wages and salaries	**207.6**	73.6
Social security costs	**17.1**	11.8
Pension and other post-retirement benefit costs (refer to note 30)	**16.0**	0.4
	240.7	85.8

The average monthly number of employees, which includes Executive Directors and excludes employees of associates, during the year was as follows:

	2002	2001
Coal	**6,611**	–
Chrome	**2,789**	3,304
Vanadium	**713**	707
Zinc	**1,219**	1,264
Magnesium	**36**	38
Forestry	**14**	13
Corporate/unallocated	**27**	14
	11,409	5,340
By geographic location:		
Africa	**8,457**	3,931
Americas	**51**	51
Australia	**1,656**	80
Europe	**1,245**	1,278
	11,409	5,340

8. Loss on Disposal of Operations

	2002 US$m	2001 US$m
Forestal del Sur Ltda	**–**	1.8
Xstrata Coal Pty Ltd	**–**	0.1
	–	1.9

On 1 July 2001 Forestal del Sur Ltda was divested for consideration of US$4.0 million whilst its subsidiary, Forestal Los Lagos SA, was retained within the Group. US$3.3 million was received in November 2001 and US$0.7 million in October 2002. A loss of US$1.8 million arose on disposal.

On 1 January 2001, Xstrata Coal Pty Ltd was divested for consideration of US$64.0 million. A loss of US$0.1 million arose on disposal.

There is no tax effect in relation to these losses.

9. Interest Payable and Similar Charges

	2002 US$m	2001 US$m
Amortisation of financing costs	**7.4**	–
Bank loans and overdrafts	**32.1**	23.1
Finance charges payable under finance leases and hire purchase contracts	**0.9**	–
Discounting on provisions (refer to note 23)	**2.6**	–
Interest payable – other	**1.5**	0.6
	44.5	23.7

10. Tax on profit and ordinary activities

	2002 US$m	2001 US$m
The taxation (charge)/credit is made up as follows:		
UK taxation		
– Current	**(0.1)**	–
Other overseas taxation		
– Current	**(30.8)**	(1.4)
– Prior year adjustments	**3.4**	–
Total current taxation charge for the year	**(27.5)**	(1.4)
Deferred taxation:		
Origination and reversal of timing differences	**(2.3)**	(9.2)
Total taxation charge	**(29.8)**	(10.6)

The statutory tax provision at the weighted average rate is generally calculated on the basis of pre-tax earnings or losses, in each country and the applicable statutory tax rates. The difference between the effective provision for income tax and the statutory tax provision at the weighted average tax rate is reconciled as follows:

	2002 US$m	2001 US$m
Profit on ordinary activities before tax	**177.9**	23.9
Statutory provision for tax at weighted average rate 22.1% (2001 27.5%)	**(39.4)**	(6.6)
Permanent differences		
– Amortisation of goodwill	**(1.1)**	(0.6)
– Non-deductible depreciation	**(19.0)**	(1.8)
– Other	**1.2**	(1.6)
	(18.9)	(4.0)
Timing differences		
– Capital allowances more than depreciation	**6.8**	3.2
– Employee entitlements	**(0.1)**	(0.1)
– Restoration and rehabilitation	**(0.8)**	(0.1)
– Other provisions	**3.1**	(0.1)
– Tax losses	**19.9**	7.0
– Other	**(1.5)**	(0.7)
	27.4	9.2
Current tax charge – current year	**(30.9)**	(1.4)
Adjustments to tax charge in respect to previous periods	**3.4**	–
Total current tax charge for the year	**(27.5)**	(1.4)
Deferred tax movements taken to the profit and loss account	**(2.3)**	(9.2)
Tax on profit on ordinary activities	**(29.8)**	(10.6)

The deferred tax charge for 2002 has been reduced by US$27.3 million as a consequence of recognition of the benefit of an uplift in the basis of certain Australian coal assets upon entry into the new Australian fiscal consolidation regime.

10. Tax on profit and ordinary activities (continued)	**2002 US$m**	2001 US$m
Deferred tax assets and liabilities recognised are as follows:		
Accelerated capital allowances	**(129.1)**	(18.9)
Provisions	**60.9**	8.7
Tax losses	**24.0**	–
Other timing differences	**(11.9)**	(13.4)
Net provision for deferred tax liability	**(56.1)**	(23.6)
At 1 January 2002	**(23.6)**	(64.6)
Acquisition of subsidiaries	**(5.2)**	13.4
Deferred tax charge in profit and loss account	**(2.3)**	(9.2)
Translation adjustments	**(25.0)**	36.8
At 31 December 2002	**(56.1)**	(23.6)
Debtors: amounts falling due after more than one year (refer to note 17)	**31.6**	0.2
Provision for liabilities and charges (refer to note 23)	**(87.7)**	(23.8)
	(56.1)	(23.6)

Deferred taxation not recognised in respect of tax losses and other timing differences amounts to US$40.4 million for 2002 (2001: 19.5 million). These assets will be recognised should it become more likely than not that taxable profits or timing differences against which they may be deducted will arise.

11. Earnings per Ordinary Share	**2002 US$**	2001 US$
Basic earnings per share:		
Pre-exceptionals	**0.88**	0.98
Exceptional items	**(0.23)**	(0.79)
	0.65	0.19
Diluted earnings per share:		
Pre-exceptionals	**0.88**	0.98
Exceptional items	**(0.23)**	(0.79)
	0.65	0.19

	2002 US$m	2001 US$m
Attributable profit:		
Pre-exceptionals	**193.1**	56.8
Exceptional items	**(50.8)**	(45.5)
	142.3	11.3

11. Earnings per Ordinary Share (continued)	**2002 thousands**	2001 thousands
Weighted average number of shares:		
Basic:		
– Shares on issue	**219,534**	57,792
Dilutive potential ordinary shares:		
– Employee share options	**45**	116
	219,579	57,908

Basic earnings per ordinary share excludes shares held in an Employee Share Ownership Trust to be used when Director and employee share options are exercised (refer to note 15). Diluted earnings per share is based on basic earnings per share adjusted for the potential dilution if Director and employee share options are exercised.

12. Dividends	**2002 US$m**	2001 US$m
Dividends declared	**50.3**	–
Dividends paid	–	–
	50.3	–

	2002 US$	2001 US$
Dividend per share	**0.20**	–

Dividends declared in respect of the year ended 31 December 2002 will be paid on 23 May 2003.

13. Intangible Assets

US$m	Coal export rights	Goodwill	Other	**Total**
Cost:				
At 1 January 2002	–	136.5	17.1	**153.6**
Acquisition of subsidiaries	681.6	–	–	**681.6**
Additions	–	–	0.2	**0.2**
Disposals	–	–	(4.8)	**(4.8)**
Translation adjustments	182.3	22.4	0.7	**205.4**
At 31 December 2002	863.9	158.9	13.2	**1,036.0**
Accumulated amortisation:				
At 1 January 2002	–	3.7	3.5	**7.2**
Amortisation	–	6.4	1.6	**8.0**
Disposals	–	–	(1.6)	**(1.6)**
Impairment (refer to note 4)	–	–	1.7	**1.7**
Translation adjustments	–	2.2	0.8	**3.0**
At 31 December 2002	–	12.3	6.0	**18.3**
Net book value at 31 December 2002	863.9	146.6	7.2	**1,017.7**
Net book value at 31 December 2001	–	132.8	13.6	**146.4**

13. Intangible assets (continued)

The Group has a 20.91% interest in the service organisation, Richards Bay Coal Terminal Company Limited, through which the shareholders gain access to export markets enabling them to realise higher sales prices than in the domestic market. The Directors regard the right to export coal afforded by the interest in the terminal to have an indefinite life, as the operations utilising the terminal have appropriate reserves (including undeveloped reserves) to allow the use of the terminal for an indefinite period. The land on which the terminal operates is leased on a long-term basis from the state owned ports authority. There has been a history of lease renewal and extension by Richards Bay Coal Terminal Company Limited and it is the intention to continually renew the long-term lease. Accordingly, these coal export rights are not amortised but subject to an annual asset impairment review.

Goodwill is amortised over the economic lives of the relevant business units over a period of 20 years.

14. Tangible Assets US$m	Land and buildings	Mining properties and leases	Plant and equipment	Capital works in progress	**Total**
Cost:					
At 1 January 2002	157.6	140.7	519.3	11.3	**828.9**
Acquisition of subsidiaries	49.4	1,393.8	624.8	25.1	**2,093.1**
Additions	14.9	15.5	77.0	47.6	**155.0**
Disposals	(1.5)	(4.6)	(14.7)	–	**(20.8)**
Reclassifications	58.8	11.2	(48.6)	(21.4)	**–**
Translation adjustments	46.4	197.2	338.6	5.8	**588.0**
At 31 December 2002	325.6	1,753.8	1,496.4	68.4	**3,644.2**
Accumulated depreciation:					
At 1 January 2002	6.8	20.1	64.7	–	**91.6**
Depreciation	12.2	52.2	75.2	–	**139.6**
Disposals	(0.8)	(5.3)	(5.0)	–	**(11.1)**
Impairment (refer to note 4)	6.0	0.4	41.4	0.2	**48.0**
Reclassifications	–	29.9	(29.9)	–	**–**
Translation adjustments	14.7	13.1	93.6	–	**121.4**
At 31 December 2002	38.9	110.4	240.0	0.2	**389.5**
Net book value at 31 December 2002	286.7	1,643.4	1,256.4	68.2	**3,254.7**
Net book value at 31 December 2001	150.8	120.6	454.6	11.3	**737.3**

Land and buildings include non-depreciating freehold land amounting to US$96.9 million (2001 US$39.7 million) and plantations US$19.5 million (2001 US$19.6 million). No long-term leasehold land or investment properties are held.

Plant and equipment include capitalised interest amounting to US$4.9 million (2001 US$4.8 million). US$0.5 million was capitalised during 2002 at an average rate of 3.7%.

Included in the amounts for plant and equipment above are the following amounts relating to leased assets and assets acquired under hire purchase contracts:

14. Tangible Assets (continued)	US$m
Cost:	–
At 1 January 2002	–
Acquisition of subsidiaries	40.8
Translation adjustments	3.6
At 31 December 2002	44.4
Accumulated depreciation:	
At 1 January 2002	–
Depreciation	4.9
Translation adjustments	0.1
At 31 December 2002	5.0
Net book value at 31 December 2002	39.4
Net book value at 31 December 2001	–

15. Investments US$m	Share of net assets in associates	Own shares	Rehabilitation Trust fund	Other fixed asset investments	**Total**
Cost:					
At 1 January 2002	–	22.9	–	–	**22.9**
Acquisition of subsidiaries	0.1	–	17.3	30.4	**47.8**
Additions	–	0.5	–	100.0	**100.5**
Repayments	–	–	(0.7)	–	**(0.7)**
Disposals	–	–	–	(0.1)	**(0.1)**
Dividends from associates	(0.3)	–	–	–	**(0.3)**
Group share of profits	0.7	–	1.9	–	**2.6**
Translation adjustments	0.2	–	6.1	2.9	**9.2**
At 31 December 2002	0.7	23.4	24.6	133.2	**181.9**
Amounts provided:					
At 1 January 2002	–	–	–	–	**–**
At 31 December 2002	–	–	–	–	**–**
Net book value at 31 December 2002	0.7	23.4	24.6	133.2	**181.9**
Net book value at 31 December 2001	–	22.9	–	–	**22.9**

	2002 US$m	2001 US$m
Share of net assets of associates at 31 December is as follows:		
Fixed assets	**5.9**	–
Current assets	**2.4**	–
Liabilities due within one year	**(1.1)**	–
Liabilities due after more than one year	**(6.5)**	–
	0.7	–
Turnover	**13.0**	–

15. Investments (continued)

Own shares comprise shares of Xstrata plc held in the Employee Share Ownership Trust. The trust is used to co-ordinate the funding and manage the delivery of ordinary shares for options and LTIP (refer to note 33 for further details) awards granted under the LTIP. The trustee is not permitted to hold more than 5% of the issued share capital of the Company at any one time. At 31 December 2002, 1,250,120 (2001 1,200,430) shares were held by the trust with a market value of US$13.1 million (2001 US$14.6 million). Shares held by the trust are not entitled to dividends. Costs relating to the administration of the trust are expensed in the period in which they are incurred.

The rehabilitation trust fund in South Africa receives cash contributions to accumulate funds for the Groups' rehabilitation liability relating to the eventual closure of the Groups' coal operations. Amounts are paid out from the trust fund following completion and approval of the rehabilitation work by the South African Department of Minerals and Energy. The contributions to the trust fund are placed with investment bankers who are responsible for making investments in equity and money market instruments. The trust funds are to be used according to the terms of the trust deed and are not available for the general purpose of the Group.

On 31 December 2002, the Group entered into an acquisition agreement with Metaleurop (33% owned by Glencore International AG) to purchase the 133,000 tonnes per annum Nordenham zinc smelter in Germany for US$100 million (included in other fixed asset investments). The purchase price was settled in cash on 2 January 2003. At the date of this report there is insufficient information to allow a detailed analysis of the fair value of net assets acquired and the effect on the financial statements is not considered to be material.

16. Stocks

	2002 US$m	2001 US$m
Raw materials and consumables	**98.5**	60.3
Work in progress	**15.3**	10.4
Finished goods	**180.6**	74.0
	294.4	144.7

17. Debtors

	2002 US$m	2001 US$m
Amounts falling due within one year:		
Trade debtors	**231.5**	132.9
Advances and deposits	**0.6**	0.5
Prepayments and accrued income	**11.8**	4.1
Recoverable sales tax and prepaid income tax	**6.7**	5.0
Other debtors	**26.7**	28.0
	277.3	170.5
Amounts falling due after more than one year:		
Amounts owed by associates	**6.5**	–
Deferred taxes	**31.6**	0.2
Loans	**5.0**	5.3
Other debtors	**33.1**	7.7
	76.2	13.2

Factored receivables not recognised in trade debtors at 31 December 2002 amount to US$8.0 million (2001 US$24.0 million).

18. Creditors: amounts falling due within one year	2002 US$m	2001 US$m
Bank loans*	**0.3**	79.0
Other loans*	**1.8**	–
Bank overdraft*	**4.2**	1.4
Obligations under finance leases and hire purchase contracts**	**1.3**	–
Trade creditors	**230.9**	102.1
Corporation tax	**26.6**	9.6
Dividend (refer to note 12)	**50.3**	–
Employee entitlements	**21.8**	3.6
Rehabilitation	**1.2**	–
Other creditors and accruals***	**189.2**	33.0
	527.6	228.7

*Unsecured.
**Secured over specific items of plant and equipment.
***Includes US$100.0 million for the acquisition of Nordenham zinc smelter (refer to note 15).

19. Creditors: amounts falling due after more than one year	2002 US$m	2001 US$m
Bank loans*	**620.5**	419.9
Other loans**	**18.1**	2.1
Obligations under finance leases and hire purchase contracts***	**16.4**	–
	655.0	422.0

*At 31 December 2002 US$12.0 million was secured.
**Unsecured.
***Secured over specific items of plant and equipment.

20. Bank Loans	2002 US$m	2001 US$m
Amounts falling due:		
Within one year	**0.3**	79.0
Between one and two years	**0.3**	79.0
Between two and five years	**637.9**	333.9
In five years or more	**9.3**	7.0
	647.8	498.9
Less: loan arrangements fees	**(27.0)**	–
	620.8	498.9
Less: included in creditors: amounts falling due within one year	**(0.3)**	(79.0)
	620.5	419.9
Details of loans not wholly payable within five years are as follows:		
ZAR unsecured loan	**7.8**	–
US$ secured loan	**12.0**	12.0

The ZAR loan was used to fund capital expenditure at the Richards Bay Coal Terminal with half-yearly loan repayments commencing in January 2006 until 2015. The average floating rate of interest payable was 13.6% per annum at 31 December 2002.

20. Bank Loans (continued)

The US$ loan was used to fund the plantation acquisition in Chile with repayments of US$2.5 million due in 2005, US$2.5 in 2006, US$3.0 million in 2007 and US$4.0 million in 2008. The average floating rate of interest payable was 3.7% per annum at 31 December 2002.

Syndicated loan facility agreement
In March 2002, Xstrata plc and certain members of the Group, the underwriters of the syndicated loan and certain other banks entered into a five year US$1,400.0 million committed multi-currency revolving syndicated loan facility agreement (facility reduction installment after 36 months US$200.0 million, after 48 months US$200.0 million and at termination date US$1 billion or the amount of the total outstanding balance if lower). The purpose of the syndicated loan facility was to finance the balance of the purchase of 100% of the issued share capital of Glencore Overseas AG, Duiker Marketing AG and Duiker Mining (Proprietary) Limited and to refinance existing financial indebtedness of certain members of the Group. The net loan proceeds drawn under this facility totalled US$716.6 million.

The syndicated loan facility bears interest at a rate based on the London inter-bank offered rate (LIBOR) plus a sliding scale determined by reference to a formula calculated on earnings before interest, taxation, depreciation and amortisation (EBITDA). At 31 December 2002, the loan margin was at the lowest rate available under the facility. The Company is liable to pay a commitment fee on the undrawn portion of the syndicated loan facility at a rate per annum equal to 50% of the loan margin, payable quarterly in arrears.

21. Other Loans	**2002 US$m**	2001 US$m
Amounts falling due:		
Within one year	**1.8**	–
Between one and two years	**13.3**	0.6
Between two and five years	**3.9**	0.7
In five years or more	**0.9**	0.8
	19.9	2.1
Less: included in creditors: amounts falling due within one year	**(1.8)**	–
	18.1	2.1
Details of loans not wholly payable within five years are as follows:		
EUR unsecured loan	**2.2**	2.1
AUD unsecured loan	**17.7**	–

The EUR loans were received from the Ministry of Industry & Energy and Cantabria Government in Spain for San Juan de Nieva zinc smelter expansion projects. EUR 0.6 million is subject to a fixed interest rate of 5.0% per annum and the balance of EUR 1.5 million is interest free. EUR 0.9 million of the interest free loan is due in 2014 with the balance due to be repaid by 2006.

The AUD loans have been advanced by the shareholders of Oakbridge Pty Ltd to fund operations. AUD 31.6 million is subject to a floating interest charge of 5.7% and are due to be repaid early 2005.

22. Obligations under Leases and Hire Purchase Contracts	**2002 US$m**	2001 US$m
Amounts due under finance leases and hire purchase contracts:		
Within one year	**1.7**	–
Between one and two years	**1.4**	–
Between two and five years	**5.7**	–
In five years or more	**16.9**	–
	25.7	–
Less finance charges allocated to future periods:		
Within one year	**(0.4)**	–
Between one and two years	**(0.3)**	–
Between two and five years	**(2.6)**	–
In five years or more	**(4.7)**	–
	17.7	–
Less: included in creditors: amounts falling due within one year	**(1.3)**	–
	16.4	–
Amounts due under non-cancellable operating leases:		
Land and buildings:		
Within one year	**1.2**	–
Between one and two years	**1.3**	–
Between two and five years	**3.3**	0.2
In five years or more	**1.6**	–
	7.4	0.2
Other:		
Within one year	**4.9**	0.4
Between one and two years	**4.4**	–
Between one and five years	**11.6**	6.1
In five years or more	**3.0**	2.6
	23.9	9.1

23. Provisions for Liabilities and Charges US$m	Employee entitlements	Post retirement benefits	Rehabilitation Costs	Deferred taxation	Other	**Total**
At 1 January 2002	–	18.7	29.8	23.8	16.8	**89.1**
Arising during the year	6.2	–	14.2	–	–	**20.4**
Acquisition of subsidiaries	31.0	3.6	48.8	23.2	4.8	**111.4**
Discounting	–	–	1.2	–	1.4	**2.6**
Utilised	(7.1)	(20.8)	(6.6)	13.8	(1.5)	**(22.2)**
Translation adjustments	3.5	3.7	15.0	26.9	0.7	**49.8**
At 31 December 2002	33.6	5.2	102.4	87.7	22.2	**251.1**

23. Provision for Liabilities and charges (continued)

Employee entitlement provision represents the value of excess leave entitlements allocated over the leave taken by the employees of the Company. These amounts are expected to reverse as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment. These costs are expected to be incurred over the next 20 years.

Post retirement benefits are provided for a number of current and former employees. Entitlement to these benefits is dependent upon the employee remaining in service until retirement age and is subject to periodic review. The Group recognises the estimated liability on an accrual basis over the working life of the eligible employees. The amount utilised in 2002 relates to the externalisation of the Spanish pension plan as disclosed in note 30. These costs are expected to be incurred over the next 16 years.

Rehabilitation provision represents the accrued costs required to provide adequate restoration and rehabilitation upon the completion of mining activities. These amounts will reverse when such rehabilitation has been performed. These costs are expected to be incurred over the next 26 years.

Other primarily relates to the deferral of payments for acquisition of mineral rights in South Africa. The provision represents the net present value of payments to the vendor over the course of the agreement (expiration in 2014). These costs are expected to be incurred over the next 12 years.

24. Called up Share Capital

	2002 US$m	2001 US$m
Authorised share capital:		
350,000,000 ordinary shares of US$0.50 each	**175.0**	175.0
50,000 deferred shares of £1 each	**0.1**	0.1
1 special voting share of US$0.50	**–**	–
	175.1	175.1
Allotted, called up and fully paid:		
252,601,000 (2001: 59,000,000) ordinary shares of US$0.50 each	**126.3**	29.5
50,000 deferred shares of £1 each paid to £0.25	**–**	–
1 special voting share of US$0.50	**–**	–
	126.3	29.5

Merger of Xstrata AG and Xstrata plc

At 31 December 2001, Xstrata plc had authorised capital of £1,000 divided into 1,000 ordinary shares of £1.00 each and allotted, called up and fully paid capital of 1 ordinary share of £1.00. As described in note 2 and 25, 59,000,000 shares were issued to former Xstrata AG shareholders in connection with the merger of Xstrata AG and Xstrata plc.

The Global Offer and London Stock Exchange Listing

During the year 193,601,000 ordinary shares were issued. The Global Offer comprised an issue of 100 million new ordinary shares in Xstrata plc at an offer price of £8.70 per share. In connection with the Global Offer, on behalf of the underwriters, a manager's option was exercised by J.P. Morgan Securities Limited in consultation with other joint bookrunners, resulting in an additional 15 million new ordinary shares in Xstrata plc being issued on the same terms and conditions as the Global Offer, to cover over-allotments or further allotments and to cover short positions resulting from stabilisation transactions. The net cash proceeds from the Global Offer were US$1,335.3 million and the number of ordinary shares in issue of Xstrata plc following the completion of the Global Offer is 252.6 million, with Glencore International AG holding 40% of the issued share capital after being issued with 78.601 million shares as partial payment for the Coal assets (refer to note 2).

24. Called up Share Capital (continued)

Deferred shares
On 9 February 2002, Xstrata plc issued one ordinary share of £1 for a cash consideration of £1. On 19 February 2002, Xstrata issued 49,998 ordinary shares of £1 each paid up to a quarter of the nominal value for a total consideration of £12,499.50. On 19 March 2002, the 50,000 issued ordinary shares of £1 each were designated as 50,000 deferred shares of £1 each.

The holders of deferred shares do not have the right to receive notice of any general meeting of the Company nor the right to attend, speak or vote at any such general meeting. The deferred shares have no rights to dividends and, on a winding-up or other return of capital entitle the holder only to the repayment of the amounts paid upon such shares after repayment of the nominal amount paid up on the Ordinary Shares, the nominal amount paid up on the special voting share plus the payment of £100,000 per Ordinary Share. The Company may, at its option, redeem all of the deferred shares in issue at any time (but subject to the minimum capital requirement of the Companies Act 1985) at a price not exceeding £1 for each share redeemed to be paid to the relevant registered holders of the shares.

Special voting share
Certain rights, that are inalienable under Swiss law, have been preserved in the Xstrata plc Articles of Association by creating a special voting share that carries weighted voting rights sufficient to defeat any resolution which could amend or remove these entrenched rights. The holder of the special voting share is the Law Debenture Trust Corporation plc which has entered into a voting agreement with the company, specifying the conditions upon which it is entitled to exercise its right to vote. The special voting share does not carry a right to receive dividends and is entitled to no more than the amount of capital paid up in the event of liquidation.

25. Share Capital and Reserves

US$	Share capital	Share premium account	Other reserves	Profit and loss account	**Total**
At 1 January 2002 (per Xstrata AG)	41.6	267.3	26.5	203.7	**539.1**
Merger adjustments	(12.1)	(267.3)	279.4	–	**–**
	29.5	–	305.9	203.7	**539.1**
Arising on share issues	96.8	1,366.6	934.8	–	**2,398.2**
Share issue costs	–	(88.9)	–	–	**(88.9)**
Attributable profit for the year	–	–	–	142.3	**142.3**
Translation adjustments on loans	–	–	–	(13.1)	**(13.1)**
Subsidiary net asset translation adjustments	–	–	–	638.8	**638.8**
Dividends	–	–	–	(50.3)	**(50.3)**
At 31 December 2002	126.3	1,277.7	1,240.7	921.4	**3,566.1**

Under the terms of the merger, Xstrata AG shareholders received 10 US$0.50 Xstrata plc shares for each Xstrata AG share previously held. This resulted in the issue of 59,000,000 Xstrata plc shares which lead to a restatement of the share capital to US$29.5 million (refer to notes 2 and 24).

26. Notes to the Statement of Cash Flows

	2002 US$m	2001 US$m
Reconciliation of operating profit to net cash inflow from operating activities:		
Total operating profit	**212.2**	46.9
Income from associates	**(0.7)**	–
Depreciation and amortisation	**147.6**	36.0
Exceptional item – impairment of assets	**50.8**	45.5
Decrease/(increase) in debtors	**35.5**	(3.9)
(Increase)/decrease in stocks	**(72.6)**	28.6
Increase in creditors	**74.2**	10.9
Increase/(decrease) in provisions	**4.8**	(5.6)
	451.8	158.4

US$m	At 1 January 2002	Cash flow	Translation adjustments	Changes in Group operations	Other non-cash movements	**At 31 December 2002**
Analysis of net debt movements:						
Cash at bank and on hand	45.9	42.8	–	–	–	**88.7**
Bank overdrafts	(1.4)	(2.8)	–	–	–	**(4.2)**
Net cash	44.5	40.0	–	–	–	**84.5**
Short-term loans	(79.0)	79.0	–	(2.1)	–	**(2.1)**
Long-term loans	(422.0)	334.2	(13.1)	(564.7)	–	**(665.6)**
Loan arrangement fees	–	31.7	–	–	(4.7)	**27.0**
Finance leases	–	1.2	(0.8)	(18.1)	–	**(17.7)**
Net debt	(456.5)	486.1	(13.9)	(584.9)	(4.7)	**(573.9)**

Other non-cash movements represents amortisation of loan issue costs over the term of the loan facility.

Restrictions on Group cash movements:

Funds can only be paid from South Africa with the approval of the South African Reserve Bank. Payments for services or goods received is subject to a reasonability test. The South African Reserve bank allows payments of interest on loans at a prescribed rate and the repayment of principal.

Major non-cash transactions:

Refer to note 2 for an analysis of the merger of Xstrata plc and Xstrata AG and acquisition of Glencore Overseas AG (of which Enex Resources Limited is a wholly owned subsidiary), Duiker Marketing AG and Duiker Mining (Proprietary) Limited.

26. Notes to the Statement of Cash Flows (continued)

	2002 US$m	2001 US$m
Net debt by currency:		
AUD	**2.4**	0.7
EUR	**3.3**	16.4
US$	**(545.9)**	(448.7)
ZAR	**(35.4)**	(25.4)
Other	**1.7**	0.5
	(573.9)	(456.5)

27. Post Balance Sheet Events

In January 2003, the Group acquired a further 11.5% interest in a Coal Australia subsidiary company, Oakbridge Pty Ltd for US$58 million from Tomen Corporation, increasing the percentage ownership in the subsidiary to 78%.

28. Capital Commitments

Amounts contracted for but not provided in the financial statements amounted to US$23.9 million (2001 US$3.3 million) for the Group and US$nil (2001 US$nil) for the Company.

29. Contingent Liabilities

In connection with the expansion at the San Juan de Nieva plant, the company has issued bank guarantees for the amount of EUR 76.9 million (US$80.7 million). The bank guarantees have primarily been issued in respect of grants received from regional and federal authorities. The guarantees will be released once the authorities are satisfied that the Group has met all its obligations in connection with the receipt of the grants.

Coal Australia has issued performance guarantees to customers under contracts for supply of coal for AUD 12.8 million (US$7.2 million) and guarantees to the NSW and Queensland Departments for Mineral Resources in respect of various mining leases and the performance thereof AUD 88.1 million (US$49.5 million).

Coal South Africa has issued guarantees to Eskom for early termination of power usage of ZAR 12.0 million (US$1.4 million), to Department of Mineral and Energy to obtain certain prospecting permits of ZAR 0.8 million (US$0.1 million) and to banks for property transactions of ZAR 3.4 million (US$0.4 million).

30. Pension Commitments

The Group operates or participates in a number of defined contribution pension plans and industry-wide schemes covering a majority of employees. To the extent there is a difference between pension cost and contributions paid, a prepayment or creditor arises. The accumulated difference provided in the balance sheet at 31 December 2002 gives rise to a creditor of US$0.4 million (2001 US$0.1 million).

The assets are held separately from those of the Group, being generally invested with insurance companies and regulated by local legislation.

In general, these pension plans provide benefits to participants at retirement or other life contingencies. The benefits vary from severance payments to retirement pensions on termination of employment. On retirement or other legitimate life contingency, the employees are eligible to a severance lump sum payment or an annuity equal in value to their share of the fund.

30. Pension Commitments (continued)

Industry funds

In South Africa, the Group participates in two significant multi-employer schemes, The Mine Employees Pension Fund and The Sentinel Mining Industry Retirement Fund.

The Mine Employees Pension Fund is a defined contribution scheme.

The Sentinel Mining Industry Retirement Fund converted to a defined contribution scheme from a defined benefit scheme on 31 March 2001, with members over the age of 55 at conversion retaining their defined benefit promise.

In Australia, under the NSW Coal & Oil Shale Mineworkers (Superannuation) Act 1941, and certain industrial agreements, the Group is required to make contributions to the Coal Super Retirement Income Fund for each person employed as a Mineworker (as defined by the Act).

The Coal Super Retirement Income Fund is separated into two plans:

- NSW Mineworkers Superannuation Fund.
- NSW Coal & Oil Shale Mineworkers Superannuation (Accumulation) Fund (COSAF).

The Mineworkers Superannuation Fund, was closed to new members after a major restructuring in 1993. The majority of active members (98%) have accepted the Transfer of Entitlements Offer from the plan and their entitlements have been transferred to the COSAF (Accumulation) Fund. Up until March 1993, benefits were paid from this fund in the form of pensions. The fund is used to pay pensions to surviving former coal miners or their spouses. As at 30 June 2000 this fund had an unfunded industry liability of US$19 million (Group share US$0.3 million). The NSW Government planned for the unfunded liability to be eliminated by additional contributions and this is expected to be cleared by 2003. It is a requirement that the Trustee submit the Mineworkers Fund to actuarial review over three years. The next actuarial review is due on 30 June 2003.

In addition to the above, contributions are made by certain entities in the consolidated entity to the COSAF fund. This is an accumulation fund and as such an actuarial review is not required. Contributions are based on a "reference rate" as defined in the Act and based on a percentage of an industry classification pay rate. The fund provides accumulated benefits on resignation, retirement, disability or death.

Defined benefit schemes

The Group has no material defined benefit pension or post-retirement schemes at 31 December 2002.

During November 2002, in accordance with Spanish law, the pension commitments of the Spanish pension scheme were externalised through an insurance contract with Bank of Bilbao Vizcaya Argentaria SA at a cost of EUR 20.3 million (US$20.2 million). All the associated pension liabilities of Xstrata Spain have been fully secured, without recourse to Xstrata plc.
At 31 December 2001 a provision of EUR 19.0 million (US$16.8 million) was held for this fund.

31. Related Party Transactions

During the year, the Group plc entered into the following transactions, in the ordinary course of business, with related parties:

US$m	Sales	Purchases	Agency & marketing fees	Amounts payable	Amounts receivable
Glencore International AG					
2002	401.4	101.7	24.9	21.4	42.8
2001	148.0	33.7	10.2	10.0	26.8
Forestal del Sur Ltda					
2002	2.2	–	–	–	–
2001	1.4	–	–	–	0.9
Associates – Cook Resources Mining Pty Ltd					
2002		–	–	–	6.5

Glencore International AG
As at 31 December 2002, Glencore International AG ("Glencore") owned 40.0% of the shares in Xstrata plc.

Chrome
Xstrata South Africa entered into a ferrochrome marketing agreement with Glencore on 21 April 1995, appointing Glencore as its exclusive world-wide marketing agent for the sale of Xstrata South Africa's entire production of ferrochrome other than ferrochrome sold into the US, Canada and certain Asian countries. The agreement continues for as long as Xstrata South Africa produces ferrochrome. Glencore is obliged to use its best endeavours to arrange sales at prevailing market rates as agreed from time to time by Xstrata South Africa and Glencore. Glencore is entitled to receive an agency fee of 4.25% on FOB sales revenues. Glencore assumes 60% of the risk of non-payment by customers in relation to chrome sales.

If at any time Xstrata South Africa notifies Glencore that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata South Africa may, unless Glencore is able to obtain similar prices, sell its products in the market. Glencore is nevertheless entitled to an agency fee of 3.5% of FOB sales revenue in respect of such sales. Glencore is also entitled to receive a US$50,000 monthly fee in connection with market analysis and administration tasks it performs.

Ferrochrome sold into the US and Canada is distributed by Glencore Ltd and Glencore Canada Inc respectively, under two distribution agreements. These agreements continue indefinitely, with both parties having the right to terminate the agreement at 12 month's notice. The percentage of distribution fees payable by the Group in respect of ferrochrome sold under the distribution agreement is substantially the same as the commission paid in respect of ferrochrome sold under the marketing agreement. In addition, Mitsui & Co Ltd has the right to market 30,000 tonnes of the annual production from the Lydenburg furnaces to certain Asian countries.

Vanadium
In December 1997, Xstrata Marketing Corporation AVV ("Xstrata Marketing"), a wholly owned subsidiary of the Group, has entered into a 20-year marketing agreement with Glencore in respect of Rhovan's and Vantech's entire production of vanadium other than vanadium sold into the US and Canada. Pursuant to this agreement, Glencore agreed to purchase Rhovan's entire production of vanadium pentoxide and Vantech's entire production of vanadium pentoxide and ferrovanadium until 31 December 2000 and agreed to pay Xstrata Marketing a fixed minimum delivered price of US$3.50 per pound of vanadium pentoxide and US$16.80 per kilogramme of ferrovanadium (the "offtake arrangement"). The offtake arrangement was restructured with effect from 1 January 2000 and provided that half of the vanadium pentoxide offtake entitlement for the year 2000 was allocated equally to the years 2001 and 2002 at US$3.65 per pound and US$3.80 per pound respectively.

31. Related Party Transactions (continued)

Glencore is obliged to use its best endeavours to arrange sales of vanadium pentoxide and ferrovanadium which are not covered by the offtake agreement. Xstrata Marketing is obliged to pay to Glencore an agency fee of 3.5% on FOB sales revenues and an additional fee of 1.5% on FOB sales revenues for assuming the risk of non-payment by customers on this material.

If at any time Xstrata Marketing notifies Glencore that it is unable to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata Marketing may, unless Glencore is able to obtain similar prices, sell its products in the market. Glencore is nevertheless entitled to the 3.5% agency fees described above in respect of such sales.

Vanadium pentoxide and ferrovanadium sold into the US or Canada is distributed by Glencore Ltd and Glencore Canada Inc respectively, under two distribution agreements. The distribution agreements have the same term as the marketing agreement. The percentage of distribution fees payable by the Group in respect of vanadium pentoxide and ferrovanadium is substantially the same as the commission paid in respect of vanadium pentoxide and ferrovanadium sold under the marketing agreement.

Xstrata Windimurra Pty Ltd entered into a 10 year marketing agreement in December 1998 with Glencore in respect of the entire production of the Group's Australian vanadium operation. Pursuant to this, an agency fee of 3.5% on FOB sales revenues is payable by Xstrata Windimurra Pty Ltd to Glencore, or, if production exceeds four million pounds of vanadium pentoxide in any year, the greater of US$500,000 or 3.5% on FOB sales revenues. Glencore assumes the risk of non-payment by customers.

If at any time Xstrata Windimurra Pty Ltd notifies Glencore that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata Windimurra Pty Ltd may, unless Glencore is able to obtain similar prices, sell its production in the market. Glencore is nevertheless entitled to the 3.5% agency fees described above in respect of such sales.

Coal

In 2002, the Group entered into a 20 year Market Advisory Agreement with Glencore. Pursuant to this agreement, Glencore acts as the Group's market advisor with respect to its export production of coal (other than for Cumnock No. 1 Colliery Pty Limited while it is not a wholly owned subsidiary and other than for export sales from the TAV/TESA joint venture unless and until the current marketing arrangements with TESA are terminated). The fee payable to Glencore is US$0.50 per attributable tonne of coal exported by the Group from Australia or South Africa. In January 1995, Cumnock entered into a sales and marketing agreement with Glencore, for a commission of US$0.75 per tonne for all coal sold by Cumnock. Pursuant to this agreement, Glencore provides sales and marketing services to Cumnock and Cumnock appoints Glencore as its agent to market coal.

During 2002, Glencore Overseas AG (of which Enex Resources Limited is a wholly owned subsidiary), Duiker Marketing AG and Duiker Mining (Proprietary) Limited were acquired from Glencore. An analysis of this transaction is included in note 2.

Zinc

During 1999, Asturiana entered into a service agreement with Glencore (the "Asturiana Service Agreement"), under the terms of which Glencore provides advice and assistance with respect to the acquisition of mining and/or metallurgical interests and advice in connection with Asturiana's hedging policy and improvement of its position in the zinc market. The fees to be paid by Asturiana under the Asturiana Service Agreement are approximately US$2.0 million per annum. Unless renewed, the agreement will expire on 31 December 2004.

The Nordenham zinc smelter was acquired from Metaleurop (33% owned by Glencore) effective 31 December 2002. The Group has received a fairness opinion from KPMG Corporate Finance on the transaction that supported the acquisition price. Details of this transaction are included in note 15.

31. Related Party Transactions (continued)

Forestal del Sur Ltda

During 2001, Forestal del Sur Ltda was sold to management. Subsequently, Forestal del Sur Ltda entered into a management service agreement and a tolling and marketing agreement with the Group. These agreements expire on 31 December 2006.

Transactions with associates

As disclosed in note 17 there was a non-interest bearing advance of US$6.5 million to Cook Resources Mining Pty Limited, an associate of the Group at 31 December 2002.

32. Financial Instruments

The Group is exposed to changes to currency exchange rates, commodity prices and interest rates in the normal course of business. Derivative transactions are entered into solely to hedge these risks. Market fluctuations in derivative financial instruments designated as hedges are used to offset the fluctuations in the underlying exposure.

Commodity price risk

The Group is exposed to price movements for the products it produces which are generally sold on the world market.

For the three year period ending 31 December 2000 Xstrata Marketing Corporation entered into an off take agreement with Glencore International for all its South African vanadium pentoxide and ferrovanadium production at a fixed price of US$3.50 per pound and US$16.80 per kilogram, respectively. Any surplus arising between the fixed prices and the delivered customer prices is shared between Xstrata Marketing Corporation and the agent. With effect from 1 January 2000, the off take agreement was restructured in such a way that half of the vanadium pentoxide offtake entitlement for the year 2000 was allocated equally to the years 2001 and 2002 at US$3.65 per pound and US$3.80 per pound respectively.

Spanish operations enter into LME Zinc futures to counter potential market price fluctuations from the time zinc concentrate is bought to the time when the zinc metal is sold. The settlement dates for the outstanding contracts all mature within one year and they are marked to market at year end.

Credit risk

The Group is exposed to credit risk in respect of trade receivables, however given the geographical industry spread of the Group's customers, credit risk is believed to be limited.

32. Financial Instruments (continued)

Interest rate risk of financial assets and liabilities

The interest rate profile of the financial assets of the Group as at 31 December was as follows:

	2002 Weighted average rate in %	**2002 US$m**	2001 US$m
Floating rate:			
AUD	4.0	**37.9**	0.7
EUR	3.1	**5.5**	18.5
US$	1.2	**35.7**	21.0
ZAR – cash	11.0	**7.9**	5.2
ZAR – rehabilitation trust fund	9.7	**24.5**	–
		111.5	45.4
Financial assets on which no interest is earned:			
AUD		**30.7**	–
EUR		**11.5**	9.6
US$		**–**	2.2
ZAR		**0.1**	0.1
Other		**4.0**	1.8
		46.3	13.7
Total		**157.8**	59.1

The interest rate profile of the financial liabilities of the Group as at 31 December was as follows:

	Weighted average time rate is fixed	2002 Weighted average rate in %	**2002 US$m**	2001 US$m
Floating rate:				
AUD		5.7	**17.8**	–
US$		2.8	**580.9**	468.4
US$ overdraft		2.3	**0.7**	1.3
ZAR		12.9	**43.3**	30.6
			642.7	500.3
Fixed rate:				
AUD Finance leases	7 years	5.3	**17.7**	–
EUR Other loans – non interest bearing	12 years	–	**1.6**	1.5
EUR Other loans	12 years	5.0	**0.6**	0.6
ZAR Mineral rights deferred acquisition liability	12 years	8.3	**14.8**	13.7
Total			**34.7**	15.8

32. Financial Instruments (continued) US$m

	AUD	EUR	ZAR	**2002 total**	2001 total
Fixed rate maturity profile:					
Within one year	1.3	–	–	**1.3**	–
Between one and two years	1.1	0.6	1.7	**3.4**	0.6
Between two and five years	3.1	0.7	3.0	**6.8**	0.7
In five years or more	12.2	0.9	10.1	**23.2**	0.8
	17.7	2.2	14.8	**34.7**	2.1

The floating rate financial liabilities comprise:

- AUD denominated minority interest loans bear interest at rates based on 1 month BBSY;
- US$12 million of bank loans bear interest at rates based on 6 month LIBOR and the balance of US$ denominated bank loans bear interest at rates based on LIBOR; and
- ZAR denominated bank loans and overdrafts bear interest at rates based on 3 month JIBAR.

Also refer to note 20 Bank Loans, note 21 Other Loans, note 22 Obligations under Leases and Hire Purchase Contracts and note 26 Notes to the Statement of Cash Flows for further details.

Borrowing facilities

The Group has various borrowing facilities available to it. The un-drawn committed facilities available at 31 December 2002 and 31 December 2001 in respect of which all conditions precedent had been met at that date are as follows:

	2002 US$m	2001 US$m
Expiring within one year or less	**137.1**	78.5
Expiring in more than two years	**804.0**	98.7
	941.1	177.2

Currency risk

Owing to the Group's significant operations in Australia, South Africa and Spain, the balance sheet and results can be affected significantly by movements in exchange rates. The reporting currency of the Group is the US$, as this is the underlying economic currency of the Group's cash flows and the majority of borrowings are denominated in US$. However overseas operations undertake transactions and have cash flows in local currencies. The policy of the Group is to use foreign currency contracts to reduce short term exposure to foreign exchange movements of the AUD and EUR to the US$. Xstrata utilises a range of derivatives as detailed below to manage such exposures. Typically these derivatives are short term in nature and at 31 December 2002, the only foreign currency contracts outstanding are US$/AUD that span a period of up to 12 months.

The table below shows the Group's currency exposures; in other words, those transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or 'functional') currency of the operating unit involved, other than certain non-US$ borrowings treated as hedges of net investments in overseas operations.

32. Financial Instruments (continued)

As at 31 December, the net US$ monetary receivable exposure is as follows:

Reporting currency	2002 US$m	2001 US$m
AUD	**5.5**	6.6
EUR	**(11.2)**	–
ZAR	**72.7**	70.8
	67.0	77.4

The amounts shown in the table above take into account the effect of foreign currency contracts entered into to manage these currency exposures.

During November 2002, the Spanish operations closed out all their remaining US$/EUR exchange contracts used to hedge future US dollar denominated revenue receipts in the normal course of business.

	Contract amount US$m	Average forward rate	Fair value US$m
2002 US$/EUR exchange contracts	–	–	–
2001 US$/EUR exchange contracts	190.0	0.9414	(12.9)

The settlement dates for the outstanding contracts can be summarised as follows:

	2002 US$m	2001 US$m
Amounts falling due:		
Within one year	–	125.0
Between one and two years	–	65.0
	–	190.0

As at 31 December 2002, the Australian operations had entered into AUD/US$ exchange contracts to hedge their US dollar denominated revenue. The estimated deferred gain or loss on the open foreign currency exchange contracts has been determined based on pertinent market information available as at 31 December 2002.

	Contract amount US$m	Average forward rate	Fair value US$m
2002 US$/AUD exchange contracts	635.1	0.5280	28.8

The settlement dates for the outstanding contracts can be summarised as follows:

	2002 US$m	2001 US$m
Amounts falling due:		
Within one year	**635.1**	–
	635.1	–

32. Financial Instruments (continued)

Foreign currency hedges

Gains and losses on foreign currency contracts taken out to hedge currency commitments are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on foreign currency hedging and the movements therein are as follows:

2002	Gains US$m	Losses US$m	Net US$m
Unrecognised gains and losses at 1 January 2002	–	(12.9)	(12.9)
Acquired with subsidiaries	–	(4.0)	(4.0)
Arising in previous years that are now recognised	–	16.9	16.9
Arising in 2002 not recognised	28.8	–	28.8
Unrecognised gains and losses at 31 December 2002	28.8	–	28.8
Of which:			
Gains and losses expected to be realised in 2003	28.8	–	28.8

2001	Gains US$m	Losses US$m	Net US$m
Unrecognised gains and losses at 1 January 2001	–	(0.6)	(0.6)
Acquired with subsidiaries	–	(10.7)	(10.7)
Arising in previous years that are now recognised	–	0.6	0.6
Arising in 2001 not recognised	–	(2.2)	(2.2)
Unrecognised gains and losses at 31 December 2001	–	(12.9)	(12.9)
Of which:			
Gains and losses expected to be realised in 2002	–	(7.4)	(7.4)
Gains and losses expected to be realised in 2003 or later	–	(5.5)	(5.5)

Fair values

Fair values of financial assets and liabilities set out below is a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities as at 31 December 2002:

US$m	**Book value 2002**	**Fair value 2002**	Book value 2001	Fair value 2001
Primary financial instruments:				
Short-term borrowings	**(6.3)**	**(6.3)**	(80.4)	(80.4)
Long-term borrowings	**(638.5)**	**(638.5)**	(422.0)	(422.0)
Finance leases and hire purchase liabilities	**(17.7)**	**(17.7)**	–	–
Mining rights deferred acquisition liability	**(14.8)**	**(14.8)**	(13.7)	(13.7)
Fixed asset investments (other than own shares, associates and the Nordenham acquisition)	**57.8**	**57.8**	–	–
Cash and short-term deposits	**88.7**	**88.7**	45.9	45.9
Other long-term debtors	**44.6**	**44.6**	13.0	13.0
Derivative financial instruments:				
Foreign currency contracts	–	**28.8**	–	(12.9)
Zinc futures	**1.4**	**1.4**	7.1	7.1

Market values have been used to determine the fair value of foreign currency contracts and listed fixed asset investments. The fair value of all other items has been calculated by discounting the expected future cash flows at prevailing interest rates.

33. Long Term Incentive Plan

The Xstrata plc Long Term Incentive Plan (LTIP) has two elements:

(i) A free contingent award of free ordinary shares that vests after three years, subject to, and to the extent that, performance criteria determined at the time of grant have been satisfied; and

(ii) A share option to acquire ordinary shares at a specified exercise price after the third anniversary of grant, to the extent that performance conditions have been satisfied.

No consideration will be payable on the vesting of an LTIP award of free shares. On exercise of an option, a participant will be required to pay an exercise price that will not be less than the market value of an ordinary share on the date of grant.

The movement in the number of free ordinary shares and share options are as follows:

Scheme	Strike Price	Exercise period	At 1 January 2002 No.	Granted during the year No.	Exercised during the year No.	Lapsed during the year No.	**At 31 December 2002 No.**
Shares:							
2002	–	May 2005 – May 2012	–	63,696	–	(1,185)	**62,511**
Options:							
2002	GBP 9.40	May 2005 – May 2012	–	469,929	–	(12,037)	**457,892**
2002	GBP 9.72	May 2005 – May 2012	–	22,068	–	–	**22,068**
2002	GBP 9.50	May 2005 – May 2012	–	15,000	–	–	**15,000**
			–	506,997	–	(12,037)	**494,960**

Xstrata AG incentive plan

With the merger of Xstrata AG into Xstrata plc, Xstrata plc assumed the obligations of Xstrata AG under the scheme with the number of options and strike price adjusted accordingly. The share options have a two year vesting period followed by a three year exercise period. No further options will be granted under this incentive plan.

The movement in the number of share options are as follows:

Scheme	Strike Price	Exercise period	At 1 January 2002 No.	Granted during the year No.	Exercised during the year No.	Lapsed during the year No.	**At 31 December 2002 No**
2002*	CHF 22.60	Jan 2004 – Jan 2007	–	566,000	–	–	**566,000**
2001	CHF 43.20	Jan 2003 – Jan 2006	340,130	–	–	(880)	**339,250**
2000	CHF 33.60	Jan 2002 – Jan 2005	457,750	–	–	–	**457,750**
1998	CHF 19.40	Sep 2000 – Sep 2003	166,800	–	–	–	**166,800**
			964,680	566,000	–	(880)	**1,529,800**

**Excludes options issued to executive Directors.*

As at 31 December 2002, the Company held 1,250,120 shares (2001: 1,200,430 shares) to hedge its exposure under the above share and option plans (refer to note 15).

Directors' Remuneration

Full details of Directors' Remuneration is given in the Remuneration Report on pages 66 to 76.

34. Principal Subsidiaries, Associates, Joint Ventures and Joint Arrangements

Name	Country of incorporation	Principal activities	Effective interest held
Principal Subsidiaries			
Coal			
Abelshore Pty Limited	Australia	Coal operations	100%
AZSA Holdings Pty Limited	Australia	Coal operations	100%
Cumnock Coal Limited	Australia	Coal operations	84%
Enex Liddell Pty Limited	Australia	Coal operations	100%
Enex Oakbridge Pty Limited	Australia	Coal operations	100%
Hunter Valley Coal Corporation Pty Limited	Australia	Coal operations	100%
Jonsha Pty Limited	Australia	Coal operations	100%
Oakbridge Pty Limited	Australia	Coal operations	66.5%
Oceanic Coal Australia Limited	Australia	Coal operations	100%
Ravensworth Operations Pty Limited	Australia	Coal operations	100%
Saxonvale Coal Pty Limited	Australia	Coal operations	100%
Ulan Coal Mines Limited	Australia	Coal operations	90%
The Wallerawang Collieries Limited	Australia	Coal operations	63.2%
Xstrata Coal Australia Pty Limited	Australia	Holding company	100%
Xstrata Coal Investments Australia Limited	Australia	Holding company	100%
Duiker Marketing AG	Switzerland	Marketing & trading	100%
Alloys			
Xstrata South Africa (Pty) Ltd	South Africa	Holding company, Coal, Chrome and Vanadium operations	100%

34. Principal Subsidiaries, Associates, Joint Ventures and Joint Arrangements (continued)			
Name	Country of incorporation	Principal activities	Effective interest held
Maloma Colliery Ltd	Swaziland	Anthracite mine	75%
Xstrata Windimurra Pty Ltd	Australia	Vanadium operations	100%
Zinc			
Asturiana de Zinc SL	Spain	Zinc smelter	100%
Metaleurop Zinc Holding GmbH	Germany	Holding company of zinc smelter	100%
Magnesium			
Xstrata Magnesium Corp	USA	Recycling plant	100%
Forestry			
Forestal Los Lagos SA	Chile	Plantation	100%
Other			
Xstrata (Schweiz) AG*	Switzerland	Holding company	100%
Principal JANES			
Coal			
Macquarie Coal Joint Venture	Australia	Coal operations	80%
Bulga Joint Venture	Australia	Coal operations	87.5%
Liddell Joint Venture	Australia	Coal operations	67.5%
Foybrook Joint Venture	Australia	Coal operations	67.5%
Glendell Joint Venture	Australia	Coal operations	67.5%
Ulan Coal Mines Joint Venture	Australia	Coal operations	90%
United Joint Venture	Australia	Coal operations	95%
Narama Joint Venture	Australia	Coal operations	50%
Tavistock TESA Joint Venture	South Africa	Coal operations	50%
Douglas Tavistock Joint Venture	South Africa	Coal operations	16%
Richards Bay Coal Terminal Company Ltd	South Africa	Coal terminal	20.9%
Alloys			
Samanacor Joint Venture	South Africa	Chrome operations	50%
Principal Associates			
Coal			
Cook Resources Mining Pty Limited	Australia	Coal operations	50%

*Directly held by Xstrata plc.

The Group comprises a large number of companies and it is not practical to include all of these in the above list. The list only includes those companies that have a significant impact on the profit or net assets of the Group. All entities operate mainly in the country of incorporation and these interests are held indirectly by the parent company unless otherwise indicated.

35. Parent Company Balance Sheets

As at 31 December 2002	Notes	2002 US$m	2001 US$m
Fixed Assets			
Investments	36	**2,347.2**	–
		2,347.2	–
Current Assets			
Debtors: amounts falling due within one year		**0.8**	–
Cash at bank and in hand		**0.3**	–
		1.1	–
Creditors: amounts falling due within one year	36	**(51.1)**	–
Net Current Assets		**(50.0)**	–
Total Assets Less Current Liabilities		**2,297.2**	–
Creditors: amounts falling due after more than one year	36	**(4.2)**	–
Attributable Net Assets		**2,293.0**	–
Capital and Reserves			
Called up share capital	36	**126.3**	–
Share premium account	36	**1,277.7**	–
Other reserves	36	**949.2**	–
Profit and loss account	36	**(60.2)**	–
Equity Shareholders' Funds		**2,293.0**	–

Willy Strothotte
Chairman

Michael Davis
Chief Executive Officer

No profit and loss account is presented for Xstrata plc as permitted by Section 230 of the Companies Act 1985.

36. Parent Company Balance Sheets Notes

	2002 US$m	2001 US$m
Investments		
Investment in subsidiaries	**1,946.8**	–
Loans to subsidiaries	**384.9**	–
Own shares	**15.5**	
	2,347.2	–
Creditors: amounts falling due within one year		
Dividends	**50.3**	–
Other creditors	**0.8**	–
	51.1	–
Creditors: amounts falling due after more than one year		
Loans from subsidiaries	**4.2**	–
	4.2	–

US$m	Share capital	Share premium account	Other reserves	Profit and loss account	Total
At 1 January 2002	–	–	–	–	–
Arising on share issues	96.8	1,366.6	934.8	–	2,398.2
Share issue costs	–	(88.9)	–	–	(88.9)
Merger of subsidiaries (refer note 2)	29.5	–	14.4	–	43.9
Attributable profit for the year	–	–	–	(9.9)	(9.9)
Dividends	–	–	–	(50.3)	(50.3)
At 31 December 2002	126.3	1,277.7	949.2	(60.2)	2,293.0

The Company has taken advantage of merger relief under Section 131 of the Companies Act 1985 in recording shares issued on the merger of Xstrata AG and Xstrata plc. The investment in own shares, previously held by Xstrata AG, has been recorded in the Company balance sheet at fair value at the date of the merger. The carrying value of these shares in the Group accounts reflects their historic value to Xstrata AG under merger accounting principles.

supplementary information (unaudited) – pro forma profit and loss account

For the years ended 31 December

	2002 US$m	2001 US$m
Turnover		
Turnover group and share of joint ventures turnover	**1,991.3**	1,943.5
Less turnover attributable to joint ventures	–	(68.6)
Group turnover	**1,991.3**	1,874.9
Net operating costs before exceptional costs	**(1,680.2)**	(1,507.0)
Exceptional costs – impairment of assets	**(50.8)**	(45.5)
Net operating costs	**(1,731.0)**	(1,552.5)
Operating profit	**260.3**	322.4
Income from interests in joint ventures	–	32.1
Income from interests in associated undertakings	**0.7**	24.7
Total operating profit	**261.0**	379.2
Profit on sale of fixed assets	**3.1**	2.0
Loss on disposal of operations	–	(1.9)
Profit before interest and taxation	**264.1**	379.3
Net interest and similar charges	**(39.7)**	(60.8)
Profit on ordinary activities before taxation	**224.4**	318.5
Tax on profit on ordinary activities	**(42.6)**	(75.7)
Profit on ordinary activities after taxation	**181.8**	242.8
Equity minority interests	**(7.2)**	(15.5)
Attributable profit	**174.6**	227.3
Earnings per share (US$) – basic		
Pre-exceptionals	**0.90**	1.08
Exceptional items	**(0.20)**	(0.18)
	0.70	0.90
Weighted average number of shares (000)	**251,351**	251,401

Notes to the Pro Forma Profit and Loss Account

The Pro Forma Profit and Loss Account and segmental information for the Group is prepared to illustrate the effect had on the coal acquisition and IPO occurred on 1 January 2001.

The financial statements for the year ended 31 December 2001 have been extracted from Part VII of the Xstrata plc Listing Particulars dated 20 March 2002 and combine the Xstrata AG, Enex Resources Limited, Duiker Marketing AG and Duiker Mining (Proprietary) Limited Profit and Loss Accounts, adjusted to assume that the acquisitions of Asturiana de Zinc S.A. and Oakbridge Pty Limited had taken place on 1 January 2001.

Coal South Africa's ATC and ATCOM operations were accounted for as joint ventures and Douglas Tavistock was accounted for as an associate (for 11 months) in 2001. In 2002, these operations have been reported as "joint arrangements not creating an entity" ("JANES") and are proportionally consolidated on a line-by-line basis.

reconciliation of pro forma and statutory financial statements

For the year ended 31 December

	2002 US$m	2001 US$ m
Turnover		
Statutory turnover	**1,809.3**	613.6
Asturiana de Zinc pre-acquisition turnover	**–**	116.7
Enex Group pre-acquisition turnover	**122.6**	662.4
Duiker Group pre-acquisition turnover	**59.4**	371.3
Oakbridge Pty Limited pre-acquisition turnover	**–**	110.9
Total	**1,991.3**	1,874.9
EBITDA		
Statutory EBITDA	**413.7**	126.0
Asturiana de Zinc pre-acquisition EBITDA	**–**	35.5
Enex Group pre-acquisition EBITDA	**38.8**	199.7
Duiker Group pre-acquisition EBITDA	**29.2**	216.8
Oakbridge Pty Limited pre-acquisition EBITDA	**–**	(0.5)
Total	**481.7**	577.5
EBIT		
Statutory EBIT	**215.3**	45.5
Asturiana de Zinc pre-acquisition EBIT	**–**	22.3
Enex Group pre-acquisition EBIT	**25.9**	132.7
Duiker Group pre-acquisition EBIT	**22.9**	179.3
Oakbridge Pty Limited pre-acquisition EBIT	**–**	(0.5)
Total	**264.1**	379.3
Profit on ordinary activities before taxation		
Statutory profit on ordinary activities before taxation	**177.9**	23.9
Asturiana de Zinc pre-acquisition profit on ordinary activities before taxation	**–**	8.5
Enex Group pre-acquisition profit on ordinary activities before taxation	**24.2**	97.5
Duiker Group pre-acquisition profit on ordinary activities before taxation	**22.3**	172.2
Oakbridge Pty Limited pre-acquisition profit on ordinary activities before taxation	**–**	(0.9)
Enex Group loan foreign exchange adjustment	**–**	29.5
Incremental interest adjustment	**–**	(12.2)
Total	**224.4**	318.5
Attributable profit		
Statutory attributable profit	**142.3**	11.3
Asturiana de Zinc pre-acquisition attributable profit	**–**	3.8
Enex Group pre-acquisition attributable profit	**14.3**	60.7
Duiker Group pre-acquisition attributable profit	**18.0**	132.1
Oakbridge Pty Limited pre-acquisition attributable profit	**–**	(0.9)
Deferred tax asset adjustment	**–**	–
Enex Group loan foreign exchange adjustment	**–**	29.5
Incremental interest adjustment	**–**	(9.2)
Total	**174.6**	227.3

pro forma segmental analysis by area of activity

For the year ended 31 December 2002

US$m	Coal	Alloys		Zinc	Other		Total
		Chrome	Vanadium		Magnesium	Forestry	
Turnover	1,219.3	290.2	76.4	400.0	3.2	2.2	**1,991.3**
EBITDA	346.7	62.8	10.4	88.4	(4.9)	0.4	**503.8**
Common costs and income							**(22.1)**
EBITDA							**481.7**
Operating profit	226.5	55.7	(21.5)	54.3	(30.2)	(0.5)	**284.3**
Common costs and income							**(24.0)**
Operating profit	226.5	55.7	(21.5)	54.3	(30.2)	(0.5)	**260.3**
Income from associates	0.7	–	–	–	–	–	**0.7**
Profit on sale of fixed assets	3.0	0.1	–	–	–	–	**3.1**
EBIT	230.2	55.8	(21.5)	54.3	(30.2)	(0.5)	**264.1**
Net interest and similar charges							**(39.7)**
Profit on ordinary activities before taxation							**224.4**
Tangible assets	2,392.2	281.4	83.8	463.2	–	31.8	**3,252.4**
Unallocated tangible assets							**2.3**
Tangible assets							**3,254.7**
Net current assets	148.1	119.3	46.8	53.8	2.2	1.3	**371.5**
Unallocated net current assets							**(162.5)**
Net current assets							**209.0**
Attributable net assets	3,096.5	245.3	122.6	612.6	2.2	21.0	**4,100.2**
Unallocated attributable net assets							**(534.1)**
Attributable net assets							**3,566.1**
Capital employed	3,109.6	334.9	122.8	614.8	2.2	33.0	**4,217.3**
Unallocated capital employed							**(22.3)**
Capital employed							**4,195.0**
Capital expenditure	118.6	7.3	1.1	30.2	0.6	1.7	**159.5**
Unallocated capital expenditure							**2.1**
Capital expenditure							**161.6**

pro forma segmental analysis by area of activity

For the year ended 31 December 2001

US$m	Coal	Alloys Chrome	Alloys Vanadium	Zinc	Other Magnesium	Other Forestry	**Total**
Turnover	1,144.6	257.7	63.5	383.3	–	25.8	**1,874.9**
EBITDA	416.0	64.3	9.2	101.5	(4.1)	0.8	**587.7**
Common costs and income							**(10.2)**
EBITDA							**577.5**
Operating profit	310.0	59.3	(42.4)	67.1	(5.0)	0.5	**389.5**
Common costs and income							**(10.3)**
Operating profit							**379.2**
Profit on sale of fixed assets	1.5	–	–	–	–	–	**1.5**
Unallocated profit on sale of fixed assets							**0.5**
Loss on disposal of operations							**(1.9)**
EBIT	311.5	59.3	(42.4)	67.1	(5.0)	(0.5)	**379.3**
Net interest and similar charges							**(60.8)**
Profit on ordinary activities before taxation							**318.5**
Tangible assets	2,688.1	224.3	104.6	387.8	21.8	32.6	**3,459.2**
Unallocated tangible assets							**0.6**
Tangible assets							**3,459.8**
Net current assets	100.9	98.9	24.0	95.5	(0.8)	1.1	**319.6**
Unallocated net current assets							**44.1**
Net current assets							**363.7**
Attributable net assets	2,087.9	188.0	106.6	548.0	25.3	21.8	**2,977.6**
Unallocated attributable net assets							**(461.7)**
Attributable net assets							**2,515.9**
Capital employed	2,593.0	252.2	106.9	548.1	25.3	33.8	**3,559.3**
Unallocated capital employed							**32.5**
Capital employed							**3,591.8**
Capital expenditure	74.8	30.5	4.0	107.3	21.8	3.7	**242.1**
Unallocated capital expenditure							**13.4**
Capital expenditure							**255.5**

pro forma segmental analysis by geographical region

For the year ended 31 December 2002

US$m	Africa	Americas	Asia	Australia	Middle East	Europe	**Total**
Turnover by origin							
Continuing operations	736.7	5.4	–	849.2	–	400.0	**1,991.3**
Turnover by destination	108.5	87.1	756.4	141.9	34.4	863.0	**1,991.3**
EBITDA	217.7	(4.5)	–	202.2	–	88.4	**503.8**
Common costs and income							**(22.1)**
EBITDA							**481.7**
Operating profit	176.4	(30.7)	–	84.3	–	54.3	**284.3**
Common costs and income							**(24.0)**
Operating profit							**260.3**
Income from associates	–	–	–	0.7	–	–	**0.7**
Profit on sale of assets	3.0	–	–	0.1	–	–	**3.1**
EBIT	179.4	(30.7)	–	85.1	–	54.3	**264.1**
Net interest and similar charges							**(39.7)**
Profit on ordinary activities before taxation							**224.4**
Tangible assets	947.5	31.8	–	1,809.9	–	463.2	**3,252.4**
Unallocated tangible assets							**2.3**
Tangible assets							**3,254.7**
Net current assets	190.7	3.5	–	123.5	–	53.8	**371.5**
Unallocated net current assets							**(162.5)**
Net current assets							**209.0**
Attributable net assets	1,777.4	23.2	–	1,687.0	–	612.6	**4,100.2**
Unallocated attributable net assets							**(534.1)**
Attributable net assets							**3,566.1**
Capital expenditure	55.4	2.3	–	71.6	–	32.3	**161.6**

pro forma segmental analysis by geographical region

For the year ended 31 December 2001

US$m	Africa	Americas	Asia	Australia	Europe	**Total**
Turnover by origin	681.6	25.8	–	784.2	383.3	**1,874.9**
Turnover by destination	61.7	41.3	755.0	100.7	916.2	**1,874.9**
EBITDA	302.6	(3.3)	–	186.9	101.5	**587.7**
Common costs and income						**(10.2)**
EBITDA						**577.5**
Operating profit	257.1	(4.5)	–	69.8	67.1	**389.5**
Common costs and income	–	–	–	–	–	**(10.3)**
Operating profit						**379.2**
Profit on sale of fixed assets	–	–	–	1.5	–	**1.5**
Unallocated profit on sale of assets						0.5
Loss on disposal of operations						**(1.9)**
EBIT	257.1	(4.5)	–	71.3	67.1	**379.3**
Net interest and similar charges						**(60.8)**
Profit on ordinary activities before taxation						**318.5**
Tangible assets	1,421.5	54.4	–	1,595.5	387.8	**3,459.2**
Unallocated tangible assets						**0.6**
Tangible assets						**3,459.8**
Net current assets	133.7	0.3	–	90.1	95.5	**319.6**
Unallocated net current assets						**44.1**
Net current assets						**363.7**
Attributable net assets	1,357.9	47.1	–	1,024.6	548.0	**2,977.6**
Unallocated attributable net assets						**(461.7)**
Attributable net assets						**2,515.9**
Capital expenditure	73.4	25.5	–	35.9	120.7	**255.5**

US GAAP reconciliation

	2002 US$m	2001 US$m
Reconciliation of profit and loss accounts		
Attributable profit under UK GAAP	**142.3**	11.3
Goodwill amortisation	**6.4**	–
Stock at acquisition date	**(54.4)**	–
Exceptional costs – impairments of assets	**(43.8)**	45.5
Fair value adjustment depreciation	**(13.7)**	(2.1)
Mark to market of certain derivative contracts	**28.8**	–
Taxation effect of US GAAP adjustments	**20.6**	1.4
Net income under US GAAP	**86.2**	56.1
Earnings per share (US$) – basic		
Pre-exceptionals	**0.82**	0.97
Exceptional items	**(0.43)**	–
	0.39	0.97
Reconciliation of shareholders' funds		
Shareholders' funds under UK GAAP	**3,566.1**	539.1
Goodwill – Intangible assets	**6.4**	–
Impairments – Tangible assets	**1.7**	45.5
Fair value adjustments – Tangible assets	**(70.2)**	(2.1)
Mark to market of derivative contracts – Debtors	**28.8**	–
Taxation effect of US GAAP adjustments – Creditors	**22.0**	1.4
Own shares – Investments	**(23.4)**	(22.9)
Dividends proposed – Creditors	**50.3**	–
Shareholders' funds under US GAAP	**3,581.7**	561.0

The consolidated financial statements are presented in accordance with UK GAAP, which differs in certain material aspects from US GAAP. The principal relevant differences between US GAAP and UK GAAP that impact profit or shareholders equity as set out above are summarised above.

Goodwill

Under UK GAAP, purchased goodwill on acquisitions is amortised over its useful economic life, subject to a maximum of 20 years.

Under US GAAP, FAS 142, goodwill arising on acquisitions and indefinite-lived intangible assets are no longer amortised but reviewed annually for impairment, or if an event occurs to indicate the possibility of impairment. FAS 142 is effective from 1 January 2002.

Impairment

Both UK GAAP and US GAAP require that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

For the purpose of impairment review, US GAAP requires, in performing the review for recoverability, the entity to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognised. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use is based on the fair value of the assets.

An impairment review is undertaken on income generating units for UK GAAP purposes, which may be defined as divisions or countries of operation in accordance with the Relevant Statement of Recommended Practice. To the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realisable value and value in use (fair value based on discounted cash flow analysis) the fixed asset is written down to its recoverable amount.

Derivative instruments

The Group are party to derivative contracts in respect of some of their future transactions in order to hedge their exposure to fluctuations between certain currencies. Under UK GAAP, these contracts are accounted for as hedges: gains and losses are deferred and subsequently recognised when the hedge transaction occurs.

US GAAP requires all derivative instruments (including those embedded in other contracts) to be recognised on the balance sheet at their fair values. Changes in fair values are either recognised periodically in income or shareholders equity as a component of other comprehensive income depending on whether the derivative qualifies for hedge accounting and, if so, whether it qualifies as a fair value hedge or a cash flow hedge. Changes in fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in shareholders equity as a component of other comprehensive income, net of income taxes. Changes in fair value of derivatives used as hedges of net investments in foreign operations are reported in other comprehensive income net of income taxes and reflected as part of the cumulative translation adjustment. Changes in fair value of derivatives not qualifying as hedges are reported in net income.

Inventory valuation at acquisition date

Under UK GAAP, the inventories of acquired companies are valued at the lower of replacement cost and net realisable value.

Under US GAAP, FAS 141, finished goods and work in progress are valued at estimated selling price less costs to complete. Raw materials and consumables are valued at replacement cost.

notes to the US GAAP reconciliation

Deferred taxation

Under UK GAAP, deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, with the following exceptions:

- Where fixed assets have been revalued, provision is made for deferred tax only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;
- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and
- Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Under US GAAP, full provision for deferred tax is required for temporary differences between the financial reporting basis and the tax basis of the Group's assets and liabilities at enacted tax rates.

Own shares

Under UK GAAP, company shares held by Group, to hedge future requirements of share option schemes are recorded in the balance sheet as fixed assets-investments.

Under US GAAP, such shares would be recorded in the balance sheet as a reduction of shareholders interest.

Dividends

Under UK GAAP, dividends are recorded in the year in respect of which they are announced or declared by the Board of Directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

financial summary 1999–2002

US$m	1999	2000	2001	**2002**
Profit and Loss Accounts				
Turnover	662.0	597.9	613.6	**1,809.3**
EBITDA	135.2	152.2	126.0	**413.7**
EBIT – before exceptional items	91.7	130.5	91.0	**266.1**
Exceptional items	–	57.9	(45.5)	**(50.8)**
EBIT	91.7	188.4	45.5	**215.3**
Net interest payable and similar charges	(14.6)	(11.5)	(21.6)	**(37.4)**
Profit on ordinary activities before taxation	77.1	176.9	23.9	**177.9**
Tax on profit on ordinary activities	6.6	(21.6)	(10.6)	**(29.8)**
Equity minority interest	0.3	–	(2.0)	**(5.8)**
Attributable profit – before exceptional items	84.0	97.4	56.8	**193.1**
Attributable profit	84.0	155.3	11.3	**142.3**
EBIT margin – before exceptional items	13.9%	21.8%	14.8%	**14.7%**
EBIT margin	13.9%	31.5%	7.4%	**11.9%**
Effective tax rate – before exceptional items	(8.6)%	18.2%	15.3%	**13.0%**
Effective tax rate	(8.6)%	12.2%	44.4%	**16.8%**
Basic earnings per share – before exceptional items (US$)	1.45	1.69	0.98	**0.88**
Basic earnings per share (US$)	1.45	2.69	0.19	**0.65**
Dividend per share (US$)	–	–	–	**0.20**
Balance Sheet				
Intangible assets	2.4	5.4	146.4	**1,017.7**
Tangible assets	806.3	604.2	737.3	**3,254.7**
Investments	22.3	23.9	22.9	**181.9**
Net current assets	118.9	180.8	145.6	**209.0**
Capital employed	866.0	684.2	998.8	**4,195.0**
Capital expenditure	92.1	56.1	142.9	**154.1**
Attributable net assets	629.4	674.3	539.1	**3,566.1**
Net debt	(256.3)	0.7	(456.5)	**(573.9)**
Net debt to equity %	40.7%	(0.1)%	84.7%	**16.1%**
Statement of Cash Flows				
Net cash inflow from operating activities	113.2	173.0	158.4	**451.8**
Capital expenditure and financial investment	(122.7)	(54.7)	(134.8)	**(150.7)**
Acquisitions and disposals	(4.0)	207.8	(369.2)	**(1,085.2)**
Net cash inflow/(outflow) before financing	(35.7)	276.4	(377.7)	**(880.9)**

Data on operations

Name of Operation	Ownership	Annual production capacity (Full plant/mine basis)	100% Production 2002	100% Production 2001	Accounting status	Location
Alloys						South Africa
Wonderkop Plant	83%	540kt	367kt	282kt	Subsidiary & JANE	Marikana
Rustenburg Plant	100%	430kt	190kt	187kt	Subsidiary	Rustenburg
Lydenburg Plant*	100%	402kt	401kt	392kt	Subsidiary	Lydenburg
Kroondal Mine	100%	1,680kt	1,310kt	1,034kt	Subsidiary	Rustenburg
Waterval Mine	100%	600kt	459kt	157kt	Subsidiary	Rustenburg
Thorncliffe Mine	100%	1,440kt	1,147kt	1,126kt	Subsidiary	Steelpoort
Vantech (V_2O_5)	100%	13,400k lbs	13,411k lbs	13,374k lbs	Subsidiary	Steelpoort
Rhovan (V_2O_5)	100%	15,900k lbs	15,878k lbs	15,047k lbs	Subsidiary	Brits
(FeV)		7,800k kg	6,458k kg	6,118k kg		
						Australia
Windimurra (V_2O_5)	100%	16,400k lbs	12,045k lbs	10,488k lbs	Subsidiary	Western Australia
Coal Australia						
Cumnock	84%	2,500kt	1,407kt	1,381kt	Subsidiary	Hunter Valley
Liddell	68%	2,800kt	2,366kt	2,652kt	JANE	Hunter Valley
Macquarie Coal JV						
– West Wallsend	80%	3,700kt	1,912kt	2,702kt	JANE	Newcastle
– Westside	80%	700kt	700kt	700kt	JANE	Newcastle
Mt Owen	100%	5,000kt	4,821kt	4,430kt	Subsidiary	Hunter Valley
Narama	50%	6,500kt	1,689kt	–	JANE	Hunter Valley
Oakbridge Group	78.0%				Subsidiary	
– Baal Bone	74.1%	2,700kt	2,270kt	2,366kt	Subsidiary	Western Coal Fields
– Beltana	68.3%	4,000kt	277kt	–	JANE	Hunter Valley
– Bulga	68.3%	4,700kt	4,357kt	3,920kt	JANE	Hunter Valley
– South Bulga	68.3%	2,800kt	2,218kt	2,518kt	JANE	Hunter Valley
Ravensworth	100%	2,300kt	1,665kt	–	Subsidiary	Hunter Valley
Ulan						
– Ulan Underground	90%	3,500kt	3,518kt	3,164kt	JANE	Western Coal Fields
– Ulan Opencast	90%	2,500kt	2,635kt	2,042kt	JANE	Western Coal Fields
United	95%	3,200kt	1,518kt	340kt	JANE	Hunter Valley

* Mitsui's 12.5% ownership of A, B & C furnaces entitles it to 30ktpa at cost
** In 2001 Coal South Africa's ATC and ATCOM operations were accounted for as joint ventures for 12 months, and Douglas Tavistock was accounted for as an associate for 11 months

Name of Operation	Ownership	Annual production capacity (Full plant/mine basis)	100% Production 2002	100% Production 2001	Accounting status	Location
Coal South Africa						
iMpunzi Division						
– Phoenix	100%	850kt	854kt	802kt	Subsidiary	Witbank
– Tavistock	100%	1,300kt	1,277kt	1,267kt	Subsidiary	Witbank
Mpumalanga Division						
– Spitzkop	100%	1,400kt	1,202kt	1,428kt	Subsidiary	Ermelo
– Strathrae	100%	Closed H1 2002	37kt	604kt	Subsidiary	Carolina
– Tselentis	100%	1,200kt	1,290kt	1,164kt	Subsidiary	Breyten
Tavistock TESA JV						
– ATC**	50%	1,700kt	1,520kt	1,822kt	JANE	Witbank
– ATCOM**	50%	2,400kt	2,328kt	2,282kt	JANE	Witbank
Tweefontein Division						
– Boschmans	100%	2,000kt	1,881kt	1,953kt	Subsidiary	Witbank
– South Witbank	100%	1,300kt	1,303kt	430kt	Subsidiary	Witbank
– Waterpan	100%	1,200kt	989kt	1,144kt	Subsidiary	Witbank
– WitCons	100%	1,100kt	1,018kt	960kt	Subsidiary	Witbank
Mines operated by JV partners						
– Rietspruit	50%	Closed H1 2002	986kt	3,822kt	JANE	Witbank
– Douglas/Middelburg**	16%	25,500kt	25,431kt	25,250kt	JANE	Witbank/Middelburg
Zinc						
San Juan de Nieva	100%	460kt Zn 440kt saleable Zn	460kt Zn 440kt saleable Zn	391kt Zn 372kt saleable Zn	Subsidiary	Asturias (Spain)
Nordenham	100%	145 Kt Zn 133 Kt saleable Zn	144 Kt Zn 131 Kt saleable Zn	132 Kt Zn 121 Kt saleable Zn	Subsidiary	Nordenham (Germany)
Hinojedo	100%	53kt calcine 30kt S02	38kt calcine 25kt S02	42kt calcine 8kt S02	Subsidiary	Cantabria (Spain)
Arnao	100%	20kt semis	15kt semis	14kt semis	Subsidiary	Asturias (Spain)
Reocín	100%	117kt 2002 Closes: second half 2003	117kt 2002	132kt	Subsidiary	Cantabria (Spain)
Other businesses						
Forestal Los Lagos	100%	108k cbm	77k cbm	71k cbm	Subsidiary	Chile
Xstrata Magnesium	100%	25,000t	5,449t	40t	Subsidiary	USA

Explanation: Categories of Accounting Status

Associate

Associated undertakings are accounted for using the equity method. The Group's share of the net assets of the Associate are shown on the balance sheet under non-current assets as a single line. The results of the associate appear in two lines in the profit and loss account. The Group's share of the profit before tax of the associate appears on the face of the profit and loss account. The Group's share of the associates tax charge appears in the tax note.

Joint Venture (JV)

JVs are arrangements where the partners share in the profits of the JV operations. JVs are accounted for using the gross equity method. The Group's share of the gross assets and gross liabilities of the JV are shown as two lines on the face of the balance sheet within non-current assets. Treatment in the profit and loss account is similar to associated undertakings except that turnover is grossed up for the Group's share of the turnover of the JV, which is then deducted on the face of the P&L to arrive at Group turnover.

JANE

Joint arrangements not creating an entity ("JANE") are characterised by the sharing of output (eg, the physical commodity or a transport facility) rather than the sharing of profit from operations of the JV. JANES are proportionately consolidated on a line-by-line basis.

Subsidiary

Subsidiaries are 100% consolidated on a line-by-line basis. Where a subsidiary is not 100% owned, the minority interest's share of net assets and profits are deducted on the face of the balance sheet and profit and loss account as single lines.

shareholder information

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Bridgwater Road
Bristol BS99 7NH
Tel: +44 (0) 870 702 0003
Fax: +44 (0) 870 703 6101

Currency election and dividend mandate forms are available from:
www.computershare.com
Telephone helpline: +44 870 702 0003

Shareholder calendar 2003

Financial year-end	31 December
Annual General Meeting	8 May 2003
Dividend record date	2 May 2003
Dividend payment date	23 May 2003
Interim Results Announcement	28 July 2003

Enquiries

If you would like further information on Xstrata please contact:

www.xstrata.com

Marc Gonsalves
+44 20 7968 2812
+41 41 726 6088
mgonsalves@xstrata.com

Brigitte Mattenberger
+41 41 726 6071
bmattenberger@xstrata.com

Justine Winn
+61 2 9253 6748
justine.winn@xstratacoal.com

If you would like to register to receive copies of Company news releases or announcements, please contact us (details above) or register directly on the website at www.xstrata.com/register

Design and production with – Cre8 ∘ Typeset with – New Leaf ∘ Printed with – St. Ives Westerham Press


xstrata

Xstrata plc Bahnhofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com